STRENGTH & SERVICE

National Bankshares

2023 ANNUAL REPORT & FORM 10-K

2023 FINANCIALS

($ in thousands, except per share data)

For The Year	2023	2022	2021	2020	2019
Net income	$ 15,691	25,932	20,382	16,077	17,466
Basic net income per share	2.66	4.33	3.28	2.48	2.65
Diluted net income per share	2.66	4.33	3.28	2.48	2.65
Cash dividends per share	2.51	1.50	1.44	1.39	1.39
Return on average assets	0.97%	1.52%	1.26%	1.15%	1.39%
Return on average equity	12.59%	17.81%	10.59%	8.21%	9.87%
Net interest margin[1]	2.38%	2.88%	2.81%	2.98%	3.29%
Efficiency ratio[2]	61.01%	47.69%	50.87%	53.49%	55.26%
Average equity to average assets	7.72%	8.54%	11.90%	13.95%	14.09%

At Year-End	2023	2022	2021	2020	2019
Loans, net	$ 847,552	844,519	795,574	760,318	726,588
Allowance for credit losses to total loans	1.06%	0.96%	0.96%	1.10%	0.94%
Total securities	$ 619,865	657,793	686,925	548,021	436,483
Total assets	1,655,370	1,677,551	1,702,175	1,519,673	1,321,837
Total deposits	1,503,972	1,542,725	1,494,587	1,297,143	1,119,753
Stockholders' equity	140,522	122,687	191,751	200,607	183,726
Book value per share	23.86	20.83	31.62	31.19	28.31



**Net income ($ millions)
2019-2023**



**Cash dividends per share ($)
2019-2023**



**Return on average assets (%)
2019-2023**



**Return on average equity (%)
2019-2023**



**Loans, net ($ millions)
2019-2023**



**Total deposits ($ billions)
2019-2023**

[1] Non-GAAP financial measure presented on a fully taxable equivalent basis. Interest income that is not taxable is grossed up at the Company's federal statutory income tax rate of 21% to reflect the tax benefit.
[2] Efficiency ratio, a non-GAAP financial measure, is calculated as noninterest expense, less non-recurring items, divided by the sum of noninterest income, excluding non-recurring items, and net interest income on a fully taxable equivalent basis.

The Company's audited financial statements for 2023 are provided in the Annual Report on Form 10-K that follows this summary annual report.

TO OUR SHAREHOLDERS

In 2023, National Bankshares once again proved its resilience. Our ability to meet and exceed the needs of our customers, our communities, and our shareholders remained strong in an extremely challenging year for the banking industry.



F. Brad Denardo
Chairman, President & CEO

A steady stream of Federal Reserve interest rate hikes through the first half of the year compressed bank net interest margins, as deposit rate increases outpaced the return on loans and other assets. Tensions were heightened when the high-profile failures of several large banks shook public confidence in the financial system.

Maintaining a solid deposit base in this uncertain, high-interest rate environment became a priority. With bank customers chasing higher yields on their funds, we implemented competitive pricing on CDs and other deposits, while our employees worked tirelessly to keep existing customers

and build new relationships. The hard work paid off, and we maintained a good deposit base, with only a slight decrease in total deposits for the year. The campaign to retain deposits was necessary but led to a drastic increase in interest expense and ultimately lower net income for the year when compared to 2022.

2023 Key Indicators:

- Deposits decreased by $38.75 million, or -2.51%, to $1.50 billion
- Total interest expense increased by $18.47 million, or 599.00%, to $21.55 million
- Gross loans increased by $3.98 million, or 0.47%, to $857.18 million
- $2.51 in per share dividends paid in 2023, which included a one-time special dividend of $1.00 per share

Our fundamentals remained strong in 2023 despite the tough earnings conditions. At the end of the year, deposits were stable and diversified, without the undue concentrations that plagued the failed banks. High interest rates softened the demand for new loans, but our loan portfolio continued to perform well, with low credit risk, >>

STRENGTH & SERVICE

132
Years in community banking

24
Full-service branches

693%
Total shareholder return since 2000

$2.51
Total 2023 per share dividend

low charge-offs and past dues, and a substantial inventory of adjustable-rate loans that are poised to reprice at higher rates. Both noninterest income and noninterest expense improved from the third quarter to the fourth quarter of 2023. Our liquidity position was sound and demonstrated favorable results under the latest round of stress testing. The Company's banking subsidiary remains well-capitalized with capital ratios far higher than the minimum regulatory requirements and of peer banks.

From this strong financial foundation, we were able to offer an improved return on your investment in 2023. The total per share dividend of $2.51 included a $1.00 per share one-time special dividend paid in February 2023. Since January 2000 we have delivered a 693% total shareholder return to our investors, well above many of our peer institutions. Your stake in National Bankshares is an investment you can rely on for the long haul.

As we move ahead into a new year, our Company is executing a growth plan that will bring our proven brand of customer-focused community banking into new markets and will help to achieve enhanced financial performance for our shareholders. Construction of our Roanoke branch office began in late 2023 and should be complete towards the end of 2024. The new Roanoke branch will build on our successful Roanoke loan production office and will offer our Roanoke neighbors a full-service, true community bank option.

In the first quarter of 2024, we entered into an agreement to acquire Waynesboro, Virginia based Frontier Community Bank. Frontier's $156 million in total assets and three branch offices located in Waynesboro, Staunton, and Lynchburg will provide us with a significant presence in markets with excellent growth opportunities. Frontier is a grassroots community bank with a culture and values much like ours, and we look forward to continuing their commitment to the customers and communities they serve.

In 2023, National Bankshares proved that it has the strength to withstand unforgiving economic conditions without sacrificing our commitment to exceptional customer service and improved shareholder returns. We are extremely thankful for the customers, communities, and shareholders who stood by us during this challenging time. Our longevity and success would not be possible without your ongoing support, and we are committed to the continual enhancement of your investment for years to come.

NATIONAL BANK OFFICE EXPANSION PLAN



VIRGINIA

▲ Current full-service office
■ Current loan production office
● Future Roanoke office
● Frontier Community Bank office

BOARD OF DIRECTORS



Seated, from left: Dr. John E. Dooley, F. Brad Denardo, Charles E. Green, James C. Thompson.
Standing, from left: Lawrence J. Ball, III, Lara E. Ramsey, William A. Peery, Dr. Mary G. Miller,
Michael E. Dye, Glenn P. Reynolds, Mildred R. Johnson, Norman V. Fitzwater, III,

Lawrence J. Ball
President, Retired
Moog Components Group

F. Brad Denardo

Chairman, President &
Chief Executive Officer
National Bankshares, Inc.

Chairman, President &
Chief Executive Officer
National Bank

Chairman, President &
Chief Executive Officer
National Bankshares Financial
Services, Inc.

Dr. John E. Dooley
Chief Executive Officer, Retired
Virginia Tech Foundation, Inc.

Michael E. Dye
Pharmacist/Owner
New Graham Pharmacy

Norman V. Fitzwater, III
President, Retired
A Cleaner World, Blacksburg

Charles E. Green, III
Financial Planner, Retired
AXA Advisors, L.L.C.

Mildred R. Johnson
Dean of Admissions, Retired
Radford University

Dr. Mary G. Miller
Director, Retired
Regional Acceleration and
Mentoring Program

William A. Peery
President
Cargo Oil Co., Inc.

Lara E. Ramsey

Executive Vice President
Chief Operating Officer
National Bankshares, Inc.

Executive Vice President
Chief Operating Officer
National Bank

Glenn P. Reynolds
President
Reynolds Architects, Inc.

James C. Thompson
Chairman
Thompson & Litton, Inc.

CORPORATE INFORMATION

Headquartered in Blacksburg, Virginia, National Bankshares, Inc. (Nasdaq: NKSH) is the holding company of The National Bank of Blacksburg (National Bank), a community bank with 132 years of service. National Bank currently operates 24 full-service branch offices and three loan production offices in Southwest and Central Virginia.

National Bankshares, Inc. Executive Officers

F. Brad Denardo
Chairman, President and Chief Executive Officer

Lara Ramsey
Executive Vice President and Chief Operating Officer

Lora Jones
Treasurer and Chief Financial Officer

Annual Meeting
The Annual Meeting of Stockholders will be held on Tuesday, May 14, 2024 at 3:00 p.m. at The Inn at Virginia Tech and Skelton Conference Center, 901 Prices Fork Road, Blacksburg, VA 24061.

Corporate Stock
National Bankshares, Inc. common stock trades on the NASDAQ Capital Market under the symbol "NKSH".

Financial Information
Investors and analysts seeking financial information about National Bankshares, Inc. should contact:

F. Brad Denardo
Chairman, President and Chief Executive Officer
540-951-6300 or 800-552-4123
bdenardo@nbbank.com

Written requests may be directed to:
National Bankshares, Inc.
P.O. Box 90002, Blacksburg, VA 24062-9002

Stockholder Services and Stock Transfer Agent
Stockholders seeking information about stock transfer requirements, lost certificates, dividends and other stockholder matters should contact:

Ray L. Juidici
Vice President/Trust Officer
540-961-8500 or 800-552-4123
rjuidici@nbbank.com
          or
Computershare, Inc.
P.O. Box 30170
College Station, TX 77842
800-368-5948
www.computershare.com

A copy of National Bankshares, Inc.'s annual report filed with the Securities and Exchange Commission on Form 10-K will be furnished without charge to any stockholder upon written request. The Form 10-K and other corporate publications are also available at www.nationalbankshares.com. Proxy materials for the Annual Meeting of Stockholders are available at: www.investorvote.com/NKSH

Corporate Office
National Bankshares, Inc.
101 Hubbard Street
Blacksburg, Virginia 24060
P.O. Box 90002
Blacksburg, Virginia 24062-9002
www.nationalbankshares.com
540-951-6300 or 800-552-4123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

[x] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2023

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from _____ to _____.

Commission File Number: 0-15204

NATIONAL BANKSHARES, INC.
(Exact name of registrant as specified in its charter)

Virginia	54-1375874
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

101 Hubbard Street
Blacksburg, Virginia 24062-9002
(Address of principal executive offices) (Zip Code)

(540) 951-6300
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $1.25 per share	**NKSH**	**Nasdaq Capital Market**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes [ ]   No [x]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes [ ]   No [x]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes [x]   No [ ]

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T(§232.405 of this chapter) during the preceding 12 months (or for such period that the registrant was required to submit files). Yes [x]   No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.
Large accelerated filer [ ]   Accelerated filer [ ]   Non-accelerated filer [x]   Smaller reporting company [x]   Emerging growth company [ ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act [ ]

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. [ ]

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. [ ]

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ]   No [x]

The aggregate market value of the voting common stock of the registrant held by non-affiliates of the registrant on June 30, 2023 (the last business day of the most recently completed second fiscal quarter) was approximately $171,979,867. As of March 18, 2024, the registrant had 5,893,782 shares of voting common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE
Portions of the following document is incorporated herein by reference into the Part of the Form 10-K indicated.

Document	Part of Form 10-K into which incorporated
National Bankshares, Inc. Proxy Statement for the 2024 Annual Meeting of Stockholders	Part III

NATIONAL BANKSHARES, INC.
Form 10-K
Index

$ in thousands, except per share data.

Item 1. Business

History and Business

National Bankshares, Inc. (the "Company" or "NBI") is a financial holding company that was organized in 1986 under the laws of Virginia and is registered under the Bank Holding Company Act of 1956. National Bankshares, Inc. common stock is listed on the Nasdaq Capital Market and is traded under the symbol "NKSH." It conducts most of its operations through its wholly-owned community bank subsidiary, the National Bank of Blacksburg (the "Bank" or "NBB"). It also owns National Bankshares Financial Services, Inc. ("NBFS"), which does business as National Bankshares Insurance Services and National Bankshares Investment Services. References in this report to "we," "us," or "our" refer to NBI unless the context indicates that the reference is to NBB.

The National Bank of Blacksburg

The National Bank of Blacksburg, which does business as National Bank, was originally chartered in 1891 as the Bank of Blacksburg. Its state charter was converted to a national charter in 1922 and it became the National Bank of Blacksburg. In 2004, NBB purchased Community National Bank of Pulaski, Virginia. In May 2006, Bank of Tazewell County, a Virginia bank which since 1996 was a wholly-owned subsidiary of NBI, was merged with and into NBB.

Headquartered in Blacksburg, Virginia, NBB is community-oriented and offers a full range of retail and commercial banking services to individuals, businesses, non-profits and local governments. Twenty-four banking locations are located throughout southwest Virginia, and three loan production offices are located in Roanoke, Charlottesville, and Staunton, Virginia. Construction on a branch in Roanoke, Virginia is underway, with a planned completion date during the fourth quarter of 2024. NBB offers telephone, mobile and internet banking and it operates 22 automated teller machines ("ATMs") in its service area.

The Bank's primary source of revenue stems from lending activities. The Bank focuses lending on small and mid-sized businesses and individuals. Loan types include commercial and agricultural, commercial real estate, construction for commercial and residential properties, residential real estate, home equity and various consumer loan products. The Bank believes its prudent lending policies align its underwriting and portfolio management with its risk tolerance and income strategies. Underwriting and documentation requirements are tailored to the unique characteristics and inherent risks of each loan category.

Deposit products offered by the Bank include interest-bearing and non-interest bearing demand deposit accounts, money market deposit accounts, savings accounts, certificates of deposit, health savings accounts and individual retirement accounts. Deposit accounts are offered to both individuals and commercial businesses. Business and consumer debit and credit cards are available. NBB offers other miscellaneous services normally provided by commercial banks, such as letters of credit, night depository, safe deposit boxes, utility payment services and automatic funds transfer. NBB conducts a general trust business that has wealth management, trust and estate services for individual and business customers.

As of December 31, 2023, NBB had total assets of $1,652,052 and total deposits of $1,515,589. NBB's net income for 2023 was $16,821, which produced a return on average assets of 1.04% and a return on average equity of 14.60%. Refer to Note 11 of Notes to Consolidated Financial Statements for NBB's risk-based capital ratios.

National Bankshares Financial Services, Inc.

In 2001, National Bankshares Financial Services, Inc. was formed in Virginia as a wholly-owned subsidiary of NBI. NBFS offers non-deposit investment products and insurance products for sale to the public. NBFS works cooperatively with Osaic, Inc. to provide investments and with Bankers Insurance, LLC for insurance products. NBFS does not significantly contribute to NBI's net income.

Proposed Acquisition of Frontier Community Bank

On January 23, 2024, the Company, the Bank and Frontier Community Bank, a Virginia chartered commercial bank headquartered in Waynesboro, Virginia ("Frontier"), entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Frontier will merge with and into the Bank (the "Merger"). Under the terms of the Merger Agreement, upon completion of the proposed Merger, each outstanding share of Frontier's common stock will be exchanged, at the election of each Frontier shareholder for either (i) $14.48 in cash, or (ii) 0.4250 shares of the Company's common stock, plus cash in lieu of any fractional shares, provided that 90% of Frontier's common stock will be exchanged for the Company's common stock and 10% of Frontier's common stock will be exchanged for cash. If Frontier shareholders elect stock in excess of the 90% limit, then the stock elections will be prorated and converted to cash elections to the extent necessary to reduce the stock elections to the 90% limit; provided, however, that the Company has the right to increase the limit so that greater than 90% of Frontier's common stock will be exchanged for the Company's common stock and the remaining percentage of Frontier's common stock will be exchanged for cash. Completion of the transaction remains subject to certain conditions, including approval of the transaction by appropriate federal and state banking regulatory agencies and approval of the transaction by the shareholders of Frontier. The Company expects to complete the Merger in the second quarter of 2024.

Operating Revenue

The following table displays components that contributed 15% or more of the Company's total operating revenue for the years indicated.

	Percentage of Total Operating Revenue	
	For the Year Ended December 31,	
Revenue Component	2023	2022
Interest and Fees on Loans	57.08%	54.80%
Interest on Investments	26.29%	23.20%
Noninterest Income	13.72%	19.84%

Market Area

The Company serves customers through its offices in southwest and central Virginia. Although largely rural, the market area is home to several major state-supported universities, including Virginia Polytechnic Institute and State University ("Virginia Tech") and Radford University. Recently opened loan production offices in Charlottesville and Staunton also service areas that contain the University of Virginia, James Madison University, Virginia Military Institute, Washington and Lee University, and Mary Baldwin University.

In addition to education, the market area has a diverse economic base with manufacturing, agriculture, tourism, healthcare, retail and service industries. Large manufacturing facilities in the region include Celanese Acetate, the largest employer in Giles County, and Volvo Heavy Trucks, the largest company in Pulaski County. Both of these companies have experienced cycles of hiring and layoffs within the past several years. Tazewell County is largely dependent on the coal mining industry and on agriculture for its economic base. Montgomery County, Bluefield in Tazewell County, Abingdon in Washington County and the cities of Roanoke, Charlottesville and Staunton are regional retail centers and have facilities to provide basic health care for the regions.

NBI's market area offers the advantages of a good quality of life, scenic beauty, moderate climate and historical and cultural attractions. The region has had success attracting retirees, particularly from the Northeast and urban northern Virginia. Because NBI's market area is economically diverse and includes large public employers, it has historically avoided the most extreme effects of past economic downturns. Future economic challenges may impact unemployment and other economic indicators that could negatively affect the Company's market.

Competition

The banking and financial services industry is highly competitive. The competitive business environment is a result of changes in regulation, changes in technology and product delivery systems and competition from other financial institutions as well as non-traditional financial services. NBB competes for loans and deposits with other commercial banks, credit unions, securities and brokerage companies, mortgage companies, insurance companies, retailers, automobile companies and other nonbank financial service providers. Many of these competitors are much larger in total assets and capitalization, have greater access to capital markets and offer a broader array of financial services than NBB. In order to compete, NBB relies upon a deep knowledge of its markets, a service-based business philosophy, personal relationships with customers, specialized services tailored to meet customers' needs and the convenience of office locations and technological access. In addition, the Bank is competitive with other financial institutions in its market area with respect to interest rates paid on deposit accounts, interest rates charged on loans and other service charges on loans and deposit accounts.

Organization and Employment

NBI, NBB and NBFS are organized in a holding company/subsidiary structure. As of December 31, 2023, NBB had 222 full time equivalent employees and NBFS had 3 full time equivalent employees. NBB performs services and charges commensurate fees to NBI and NBFS.

Regulation, Supervision and Government Policy

NBI and NBB are subject to state and federal banking laws and regulations that provide for general regulatory oversight of all aspects of their operations. As a result of substantial regulatory burdens on banking, financial institutions like NBI and NBB are at a disadvantage to other competitors who are not as highly regulated, and NBI and NBB's costs of doing business are accordingly higher. The following is a brief summary of certain laws, rules and regulations that affect NBI and NBB.

National Bankshares, Inc.

NBI is a bank holding company qualified as a financial holding company under the federal Bank Holding Company Act of 1956, as amended ("BHCA"), which is administered by the Board of Governors of the Federal Reserve System (the "Federal Reserve"). As such, NBI is subject to the supervision, examination, and reporting requirements of the BHCA and the regulations of the Federal Reserve. NBI is required to furnish to the Federal Reserve an annual report of its operations at the end of each fiscal year and such additional information as the Federal Reserve may require pursuant to the BHCA. The Federal Reserve is authorized to examine NBI and its subsidiaries. With some limited exceptions, the BHCA requires a bank holding company to obtain prior approval from the Federal

Reserve before acquiring or merging with a bank or before acquiring more than 5% of the voting shares of a bank unless it already controls a majority of shares.

The Bank Holding Company Act. Under the BHCA, a bank holding company is generally prohibited from engaging in nonbanking activities unless the Federal Reserve has found those activities to be incidental to banking. Amendments to the BHCA that were included in the Gramm-Leach-Bliley Act of 1999 (see below) permitted any bank holding company with bank subsidiaries that are well-capitalized, well-managed and which have a satisfactory or better rating under the Community Reinvestment Act (see below) to file an election with the Federal Reserve to become a financial holding company. A financial holding company may engage in any activity that is (i) financial in nature (ii) incidental to a financial activity or (iii) complementary to a financial activity. Financial activities include insurance underwriting, insurance agency activities, securities dealing and underwriting and providing financial, investment or economic advising services. NBI is a financial holding company that currently engages in insurance agency activities and provides financial, investment or economic advising services.

The Virginia Banking Act. The Virginia Banking Act requires all Virginia bank holding companies to register with the Virginia State Corporation Commission (the "Commission"). NBI is required to report to the Commission with respect to its financial condition, operations and management. The Commission may also make examinations of any bank holding company and its subsidiaries and must approve the acquisition by a Virginia bank holding company of ownership or control of more than 5% of the voting shares of any Virginia bank or bank holding company.

The Gramm-Leach-Bliley Act. The Gramm-Leach-Bliley Act ("GLBA") permits significant combinations among different sectors of the financial services industry, allows for expansion of financial service activities by bank holding companies and offers financial privacy protections to consumers. GLBA preempts most state laws that prohibit financial holding companies from engaging in insurance activities. GLBA permits affiliations between banks and securities firms in the same holding company structure, and it permits financial holding companies to directly engage in a broad range of securities and merchant banking activities.

The Sarbanes-Oxley Act. The Sarbanes-Oxley Act ("SOX") protects investors by improving the accuracy and reliability of corporate disclosures. It impacts all companies with securities registered under the Securities Exchange Act of 1934 (the "Exchange Act"), including NBI. SOX creates increased responsibility for chief executive officers and chief financial officers with respect to the content of filings with the Securities and Exchange Commission (the "SEC"). Section 404 of SOX and related SEC rules focused increased scrutiny by internal and external auditors on NBI's systems of internal controls over financial reporting, which is designed to ensure that those internal controls are effective in both design and operation. SOX sets out enhanced requirements for audit committees, including independence and expertise, and it includes stronger requirements for auditor independence and limits the types of non-audit services that auditors can provide. Finally, SOX contains additional and increased civil and criminal penalties for violations of securities laws.

Capital and Related Requirements. In August 2018, the Federal Reserve updated the Small Bank Holding Company Policy Statement (the "Statement"), in compliance with the Economic Growth, Regulatory Relief, and Consumer Protection Act ("EGRRCPA"). The Statement, among other things, exempts qualified bank holding companies that have consolidated total assets of less than $3 billion from reporting consolidated regulatory capital ratios and from minimum regulatory capital requirements. The Company qualifies as a small bank holding company.

The Bank continues to be subject to various capital requirements administered by banking agencies as described below. Failure to meet minimum capital requirements can trigger certain mandatory and discretionary actions by regulators that could have a direct material effect on the Company's consolidated financial statements.

Dodd-Frank Wall Street Reform and Consumer Protection Act. The Dodd-Frank Act was signed into law on July 21, 2010. Its wide ranging provisions affect all federal financial regulatory agencies and nearly every aspect of the American financial services industry. The Dodd-Frank Act created an independent Consumer Financial Protection Bureau (the "CFPB") which has the ability to write rules for consumer protections governing all financial institutions. All consumer protection responsibility formerly handled by other banking regulators was consolidated in the CFPB. It oversees the enforcement of all federal laws intended to ensure fair access to credit. For smaller financial institutions such as NBI and NBB, the CFPB coordinates its examination activities through their primary regulators.

The Dodd-Frank Act contains provisions designed to reform mortgage lending, which includes the requirement of additional disclosures for consumer mortgages, and the CFPB implemented many mortgage lending regulations to carry out its mandate. Additionally, in response to the Dodd-Frank Act, the Federal Reserve issued rules in 2011 which had the effect of limiting the fees charged to merchants by credit card companies for debit card transactions. The Dodd-Frank Act also contains provisions that affect corporate governance and executive compensation. The Dodd-Frank Act provisions are extensive and have required the Company and the Bank to deploy resources to comply with them.

Source of Strength. Federal Reserve policy has historically required bank holding companies to act as a source of financial and managerial strength to their subsidiary banks. The Dodd-Frank Act codified this policy as a statutory requirement. Under this requirement, the Company is expected to commit resources and capital to support NBB, including at times when the Company may not be in a financial position to provide such resources. Any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to depositors and to certain other indebtedness of such subsidiary banks. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to priority of payment.

The Economic Growth, Regulatory Reform and Consumer Protection Act of 2018. In May 2018 the EGRRCPA amended provisions of the Dodd-Frank Act and other statutes administered by banking regulators. Among these amendments are provisions to tailor applicability of certain of the enhanced prudential standards for Systemically Important Financial Institutions ("SIFI's") and to increase the $50 billion asset threshold in two stages to $250 billion to which these enhanced standards apply. The EGRRCPA exempts insured depository institutions (and their parent companies) with less than $10 billion in consolidated assets and that meet certain tests from the Volker Rule (which prohibits banks from conducting certain investment activities with their own accounts). As discussed below, pursuant to EGRRCPA, regulators finalized an optional, simplified measure of capital adequacy, which is commonly known as the "community bank leverage ratio" ("CBLR") framework, for qualifying financial institutions with less than $10 billion in consolidated assets. If the financial institution maintains its tangible equity above the CBLR, it will be deemed in compliance with the various regulatory capital requirements currently in effect. The EGRRCPA also increased the asset threshold from $1 billion to $3 billion for financial institutions to qualify for an 18 month on site examination schedule. The EGRRCPA changes numerous other regulatory requirements based on the size and complexity of financial institutions, particularly benefiting smaller institutions like the Company.

The National Bank of Blacksburg

NBB is a national banking association incorporated under the laws of the United States, and the bank is subject to regulation and examination by the Office of the Comptroller of the Currency (the "OCC"). NBB's deposits are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to the limits of applicable law. The OCC, as the primary regulator, and the FDIC regulate and monitor all areas of NBB's operation. These areas include adequacy of capitalization and loss reserves, loans, deposits, business practices related to the charging and payment of interest, investments, borrowings, payment of dividends, security devices and procedures, establishment of branches, corporate reorganizations and maintenance of books and records. NBB is required to maintain certain capital ratios. It must also prepare quarterly reports on its financial condition for the OCC and conduct an annual audit of its financial affairs. The OCC requires NBB to adopt internal control structures and procedures designed to safeguard assets and monitor and reduce risk exposure. While appropriate for the safety and soundness of banks, these requirements add to overhead expense for NBB and other banks.

The Community Reinvestment Act. NBB is subject to the provisions of the Community Reinvestment Act ("CRA"), which imposes an affirmative obligation on financial institutions to meet the credit needs of the communities they serve, including low and moderate income neighborhoods. The OCC monitors NBB's compliance with the CRA and assigns public ratings based upon the bank's performance in meeting stated assessment goals. Unsatisfactory CRA ratings can result in restrictions on bank operations or expansion. NBB received a "satisfactory" rating in its last CRA examination by the OCC.

On October 24, 2023, the federal bank regulatory agencies issued a final rule to modernize their respective CRA regulations. The revised rules substantially alter the methodology for assessing compliance with the CRA, with material aspects taking effect January 1, 2026 and revised data reporting requirements taking effect January 1, 2027. Among other things, the revised rules evaluate lending outside traditional assessment areas generated by the growth of non-branch delivery systems, such as online and mobile banking, apply a metrics-based benchmarking approach to assessment, and clarify eligible CRA activities. The final rules are likely to make it more challenging and/or costly for the Bank to receive a rating of at least "satisfactory" on its CRA evaluation.

Privacy Legislation. Several recent laws, including the Right to Financial Privacy Act and the GBLA, and related regulations issued by the federal bank regulatory agencies, also provide new protections against the transfer and use of customer information by financial institutions. A financial institution must provide to its customers information regarding its policies and procedures with respect to the handling of customers' personal information. Each institution must conduct an internal risk assessment of its ability to protect customer information. These privacy provisions generally prohibit a financial institution from providing a customer's personal financial information to unaffiliated parties without prior notice and approval from the customer.

In October 2023, the CFPB proposed a new rule that would require a provider of payment accounts or products, such as the Bank, to make certain data available to consumers upon request regarding the products or services they obtain from the provider. The proposed rule is intended to give consumers control over their financial data, including with whom it is shared, and encourage competition in the provision of consumer financial products and services. For banks with over $850 million and less than $50 billion in total assets, such as the Bank, compliance would be required approximately two and one-half years after adoption of the final rule.

Consumer Laws and Regulations. There are a number of laws and regulations that regulate banks' consumer loan and deposit transactions. Among these are the Truth in Lending Act, the Truth in Savings Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Fair Credit Reporting Act, the Electronic Funds Transfer Act, the Fair Debt Collections

Practices Act, the Home Mortgage Disclosure Act, the Service Members Civil Relief Act, laws governing flood insurance, federal and state laws prohibiting unfair and deceptive business practices, foreclosure laws and various regulations that implement some or all of the foregoing. NBB is required to comply with these laws and regulations in its dealings with customers. In addition, the CFPB has adopted and may continue to refine rules regulating consumer mortgage lending pursuant to the Dodd-Frank Act. There are numerous disclosure and other compliance requirements associated with the consumer laws and regulations. The EGRRCPA modified a number of these requirements, including, for qualifying institutions with less than $10 billion in assets, a safe harbor for compliance with the "ability to pay" requirements for consumer mortgage loans.

Deposit Insurance. NBB has deposits that are insured by the FDIC. The FDIC maintains a Deposit Insurance Fund ("DIF") that is funded by risk-based insurance premium assessments on insured depository institutions. Assessments are determined based upon several factors, including the level of regulatory capital and the results of regulatory examinations. The FDIC may adjust assessments if the insured institution's risk profile changes or if the size of the DIF declines in relation to the total amount of insured deposits. An institution's assessment base is consolidated total assets less its average tangible equity as defined by the FDIC. In October 2022, the FDIC adopted a final rule to increase the assessment base rate schedules uniformly by two basis points beginning with the first quarterly assessment period of 2023. The FDIC has authority to impose special measures to boost the deposit insurance fund such as prepayments of assessments and additional special assessments.

After giving primary regulators an opportunity to first take action, the FDIC may initiate an enforcement action against any depository institution it determines is engaging in unsafe or unsound actions or which is in an unsound condition, and the FDIC may terminate that institution's deposit insurance. NBB has no knowledge of any matter that would threaten its FDIC insurance coverage.

Capital Requirements. NBB is subject to the rules implementing the Basel III capital framework and certain related provisions of the Dodd-Frank Act (the "Basel III Capital Rules") as applied by the OCC. The Basel III Capital Rules require NBB to comply with minimum capital ratios plus a "capital conservation buffer" designed to absorb losses during periods of economic stress. The following table presents the required minimum ratios along with the required minimum ratios including the capital conservation buffer:

Regulatory Capital Ratios	Minimum Ratio	Minimum Ratio With Capital Conservation Buffer
Total Capital to Risk Weighted Assets	8.00%	10.50 %
Tier 1 Capital to Risk Weighted Assets	6.00%	8.50 %
Common Equity Tier 1 Capital to Risk Weighted Assets	4.50%	7.00 %
Tier 1 Capital to Average Assets (Leverage Ratio)	4.00%	4.00 %

Risk-weighted assets are assets on the balance sheet as well as certain off-balance sheet items, such as standby letters of credit, to which weights between 0% and 1250% are applied, according to the risk of the asset type. Common Equity Tier 1 Capital ("CET1") is capital according to the balance sheet, adjusted for goodwill and intangible assets and other prescribed adjustments. At NBB's election, CET1 is also adjusted to exclude accumulated other comprehensive loss. Tier 1 Capital is CET1 adjusted for additional capital deductions. Total Capital is Tier 1 Capital increased for the allowance for credit losses and adjusted for other items. The Leverage Ratio is the ratio of Tier 1 Capital to total average assets, less goodwill and intangibles and certain deferred tax assets. As of December 31, 2023, NBB's capital ratios exceeded the above minimum ratios including the capital conservation buffer.

NBB is also subject to the "prompt corrective action" regulations pursuant to Section 38 of the Federal Deposit Insurance Act, as amended, which incorporates a CET1 ratio and increases certain other capital ratios. To be classified as well capitalized under the regulations, NBB must have the following minimum capital ratios: (i) a CET1 ratio of at least 6.5%; (ii) a Tier 1 Capital to Risk Weighted Assets ratio of at least 8.0%; (iii) a Total Capital to Risk Weighted Assets ratio of at least 10.0%; and (iv) a Leverage Ratio of at least 5.0%. NBB exceeded the thresholds to be considered well capitalized as of December 31, 2023.

Pursuant to the EGRRCPA, regulators have provided for an optional, simplified measure of capital adequacy, the CBLR framework, for qualifying community banking organizations with consolidated assets of less than $10 billion. Banks that qualify, including NBB, may opt in to the CBLR framework. The CBLR framework eliminates the requirement to comply with capital ratios disclosed above and, instead, requires the disclosure of a single leverage ratio, with a minimum requirement of 9%. The Bank has not opted in to the CBLR framework at this time.

Limits on Dividend Payments. A significant portion of NBI's income is derived from dividends paid by NBB. As a national bank, NBB may not pay dividends from its capital, and it may not pay dividends if the bank would become undercapitalized, as defined by regulation, after paying the dividend. Without prior OCC approval, NBB's dividend payments in any calendar year are restricted to the bank's retained net income for that year, as that term is defined by the laws and regulations, combined with retained net income from the preceding two years, less any required transfer to surplus.

The OCC and FDIC have authority to limit dividends paid by NBB if the payments are determined to be an unsafe and unsound banking practice. Any payment of dividends that depletes the bank's capital base could be deemed to be an unsafe and unsound banking practice.

Branching. As a national bank, NBB is required to comply with the state branch banking laws of Virginia, the state in which the main office of the bank is located. NBB must also have the prior approval of the OCC to establish a branch or acquire an existing banking operation. Under Virginia law, NBB may open branch offices or acquire existing banks or bank branches anywhere in the state. Virginia law also permits banks domiciled in the state to establish a branch or to acquire an existing bank or branch in another state. The Dodd-Frank Act permits the OCC to approve applications by national banks like NBB to establish *de novo* branches in any state in which a bank located in that state is permitted to establish a branch.

Mortgage Banking Regulation. NBB is subject to rules and regulations that, among other things, establish standards for mortgage loan origination, prohibit discrimination, provide for inspections and appraisals of property, require credit reports on prospective borrowers, in some cases restrict certain loan features and fix maximum interest rates and fees, require the disclosure of certain basic information to mortgagors concerning credit and settlement costs, limit payment for settlement services to the reasonable value of the services rendered and require the maintenance and disclosure of information regarding the disposition of mortgage applications based on race, gender, geographical distribution and income level. NBB is also subject to rules and regulations that require the collection and reporting of significant amounts of information with respect to mortgage loans and borrowers. NBB's mortgage origination activities are subject to the Federal Reserve's Regulation Z, which implements the Truth in Lending Act. Certain provisions of Regulation Z require creditors to make a reasonable and good faith determination based on verified and documented information that a consumer applying for a mortgage loan has a reasonable ability to repay the loan according to its terms.

Anti-Money Laundering Laws and Regulations. The Company is subject to several federal laws that are designed to combat money laundering, terrorist financing, and transactions with persons, companies or foreign governments designated by U.S. authorities ("AML laws"). This category of laws includes the Bank Secrecy Act of 1970, the Money Laundering Control Act of 1986, the USA PATRIOT Act of 2001, and the Anti-Money Laundering Act of 2020.

The AML laws and their implementing regulations require insured depository institutions, broker-dealers, and certain other financial institutions to have policies, procedures, and controls to detect, prevent, and report money laundering and terrorist financing. The AML laws and their regulations also provide for information sharing, subject to conditions, between federal law enforcement agencies and financial institutions, as well as among financial institutions, for counter-terrorism purposes. Federal banking regulators are required, when reviewing bank holding company acquisition and bank merger applications, to take into account the effectiveness of the anti-money laundering activities of the applicants. To comply with these obligations, the Company has implemented appropriate internal practices, procedures, and controls.

Office of Foreign Assets Control. The U.S. Treasury Department's Office of Foreign Assets Control ("OFAC") is responsible for administering and enforcing economic and trade sanctions against specified foreign parties, including countries and regimes, foreign individuals and other foreign organizations and entities. OFAC publishes lists of prohibited parties that are regularly consulted by the Company in the conduct of its business in order to assure compliance. The Company is responsible for, among other things, blocking accounts of, and transactions with, prohibited parties identified by OFAC, avoiding unlicensed trade and financial transactions with such parties and reporting blocked transactions after their occurrence. Failure to comply with OFAC requirements could have serious legal, financial and reputational consequences for the Company.

Incentive Compensation. In June 2010, the federal bank regulatory agencies issued comprehensive final guidance on incentive compensation policies intended to ensure that the incentive compensation policies of financial institutions do not undermine the safety and soundness of such institutions by encouraging excessive risk-taking. The Interagency Guidance on Sound Incentive Compensation Policies, which covers all employees that have the ability to materially affect the risk profile of a financial institutions, either individually or as part of a group, is based upon the key principles that a financial institution's incentive compensation arrangements should (i) provide incentives that do not encourage risk-taking beyond the institution's ability to effectively identify and manage risks, (ii) be compatible with effective internal controls and risk management, and (iii) be supported by strong corporate governance, including active and effective oversight by the financial institution's board of directors.

Section 956 of the Dodd-Frank Act requires the federal banking agencies and the SEC to establish joint regulations or guidelines prohibiting incentive-based payment arrangements at specified regulated entities that encourage inappropriate risk-taking by providing an executive officer, employee, director or principal shareholder with excessive compensation, fees, or benefits or that could lead to material financial loss to the entity. The federal banking agencies issued such proposed rules in March 2011 and issued a revised proposed rule in June 2016 implementing the requirements and prohibitions set forth in Section 956. The revised proposed rule would apply to all banks, among other institutions, with at least $1 billion in average total consolidated assets for which it would go beyond the existing Interagency Guidance on Sound Incentive Compensation Policies to (i) prohibit certain types and features of incentive-based compensation arrangements for senior executive officers, (ii) require incentive-based compensation arrangements to adhere to certain basic principles to avoid a presumption of encouraging inappropriate risk, (iii) require appropriate board or committee oversight, (iv) establish minimum recordkeeping, and (v) mandate disclosures to the appropriate federal banking agency.

The Federal Reserve will review, as part of the regular, risk-focused examination process, the incentive compensation arrangements of financial institutions, such as the Company, that are not "large, complex banking organizations." These reviews will be tailored to each financial institution based on the scope and complexity of the institution's activities and the prevalence of incentive compensation arrangements. The findings of the supervisory initiatives will be included in reports of examination. Deficiencies will be incorporated into the institution's supervisory ratings, which can affect the institution's ability to make acquisitions and take other actions. Enforcement actions may be taken against a financial institution if its incentive compensation arrangements, or related risk-management control or governance processes, pose a risk to the institution's safety and soundness and the financial institution is not taking prompt and effective measures to correct the deficiencies. As of December 31, 2023, the Company had not been made aware of any instances of non-compliance with the final guidance.

The Nasdaq Stock Market, LLC, the exchange on which our common stock is listed, enacted a listing rule that became effective in 2023 requiring that require listed companies to adopt policies mandating the recovery or "clawback" of excess incentive compensation earned by a current or former executive officer during the three fiscal years preceding the date the listed company is required to prepare an accounting restatement, including to correct an error that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. The Company has adopted a clawback policy compliant with such rule, a copy of which is attached as Exhibit 97.1 to this Form 10-K.

Cybersecurity. In March 2015, federal regulators issued two related statements regarding cybersecurity. One statement indicates that financial institutions should design multiple layers of security controls to establish lines of defense and to ensure that their risk management processes also address the risk posed by compromised customer credentials, including security measures to reliably authenticate customers accessing internet-based services of the financial institution. The other statement indicates that a financial institution's management is expected to maintain sufficient business continuity planning processes to ensure the rapid recovery, resumption and maintenance of the institution's operations after a cyber-attack involving destructive malware. A financial institution is also expected to develop appropriate processes to enable recovery of data and business operations and address rebuilding network capabilities and restoring data if the institution or its critical service providers fall victim to this type of cyber-attack. If the Company fails to observe the regulatory guidance, it could be subject to various regulatory sanctions, including financial penalties.

On November 18, 2021, the federal bank regulatory agencies issued a final rule, effective April 1, 2022, imposing new notification requirements for cybersecurity incidents. The rule requires financial institutions to notify their primary federal regulator as soon as possible and no later than 36 hours after the institution determines that a cybersecurity incident has occurred that has materially disrupted or degraded, or is reasonably likely to materially disrupt or degrade, the institution's: (i) ability to carry out banking operations, activities, or processes, or deliver banking products and services to a material portion of its customer base, in the ordinary course of business, (ii) business line(s), including associated operations, services, functions, and support, that upon failure would result in a material loss of revenue, profit, or franchise value, or (iii) operations, including associated services, functions and support, as applicable, the failure or discontinuance of which would pose a threat to the financial stability of the United States.

In July 2023, the SEC issued a final rule to enhance and standardize disclosures regarding cybersecurity risk management, strategy, governance, and incident reporting by public companies that are subject to the reporting requirements of the Exchange Act. Specifically, the final rule requires current reporting about material cybersecurity incidents, periodic disclosures about a registrant's policies and procedures to identify and manage cybersecurity risk, management's role in implementing cybersecurity policies and procedures, and the board of directors' cybersecurity expertise, if any, and its oversight of cybersecurity risk. See Item 1C. Cybersecurity of this Form 10-K for a discussion of the Company's cybersecurity risk management, strategy and governance.

The Company's systems and those of its customers and third-party service providers are under constant threat. Risks and exposures related to cybersecurity attacks are expected to remain high for the foreseeable future due to the rapidly evolving nature and sophistication of these threats, as well as due to the expanding use of Internet banking, mobile banking and other technology-based products and services by the Company and its customers. Please see Item 1C, Cybersecurity, in this Form 10-K for a discussion of the Company's cybersecurity risk management strategy and governance.

Coronavirus Aid, Relief, and Economic Security Act and Consolidated Appropriations Act (the "CARES Act"). In response to the COVID-19 pandemic, the CARES Act was signed into law on March 27, 2020 and the Consolidated Appropriations Act, 2021 ("CAA") was signed into law on December 27, 2020. Among other things, the CARES Act created, and the CAA extended, the Small Business Administration's ("SBA") Paycheck Protection Program ("PPP"). Under the PPP, money was authorized for small business loans to pay payroll and group health costs, salaries and commissions, mortgage and rent payments, utilities, and interest on other debt. The loans were provided through participating financial institutions, such as the Bank, that processed loan applications and service the loans.

Monetary Policy

The monetary and interest rate policies of the Federal Reserve, as well as general economic conditions, affect the business and earnings of NBI. NBB and other banks are particularly sensitive to interest rate fluctuations. The spread between the interest paid on deposits and that which is charged on loans is the most important component of the bank's earnings. In addition, interest earned on investments held by NBI and NBB has a significant effect on earnings. U.S. fiscal policy, including deficits requiring increased governmental borrowing also can affect interest rates. As conditions change in the national and international economy and in the money markets, the Federal Reserve's actions, particularly with regard to interest rates, and the effects of fiscal policies can impact loan demand, deposit levels and earnings at NBB. It is not possible to accurately predict the effects on NBI of economic and interest rate changes.

Other Legislative and Regulatory Concerns

Federal and state laws and regulations are regularly proposed that could affect the regulation of financial institutions. New, revised or rescinded regulations could add to the regulatory burden on banks and other financial service providers and increase the costs of compliance, or they could change the products that can be offered and the manner in which financial institutions do business. We cannot foresee how regulation of financial institutions may change in the future and how those changes might affect NBI.

Company Website

NBI maintains a website at www.nationalbankshares.com. The Company's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports are made available on its website as soon as is practical after the material is electronically filed with the SEC. The Company's proxy materials for the 2024 annual meeting of stockholders are also posted on a separate website at www.investorvote.com/NKSH. Access through the Company's websites to the Company's filings is free of charge. The SEC maintains an internet site (http://www.sec.gov) that contains reports, proxy, and information statements, and other information the Company files electronically with the SEC.

Executive Officers of the Company

The following is a list of names and ages of all executive officers of the Company; their terms of office as officers; the positions and offices within the Company held by each officer; and each person's principal occupation or employment during the past five years.

Name	Age	Offices and Positions Held	Year Elected an Officer
F. Brad Denardo	71	National Bankshares, Inc.: Chairman, President and Chief Executive Officer ("CEO"), May 2019 to Present; President and CEO, September 2017 – May 2019; Executive Vice President, April 2008 – August 2017.	1989
		The National Bank of Blacksburg: Chairman, September 2017 to Present; President and CEO, July 2014 to Present; Executive Vice President/Chief Operating Officer, October 2002 – July 2014.	
		National Bankshares Financial Services, Inc.: Chairman, President and CEO of National Bankshares Financial Services, Inc., September 2017 to Present; Treasurer, June 2011 to Present.	
David K. Skeens	57	The National Bank of Blacksburg: Senior Vice President/Senior Operations, Risk and Technology Officer, May 2022 to present; Senior Vice President/Operations and Risk Management and CFO, January 2009 – May 2022; Senior Vice President/Operations and Risk Management, February 2008 – January 2009; Vice President/Operations and Risk Management, April 2004 – February 2008.	2009
		National Bankshares, Inc.: Treasurer and Chief Financial Officer ("CFO"), January 2009 to May 2022.	
Lara E. Ramsey	55	National Bankshares, Inc.: Corporate Secretary, June 2016 to Present.	2016
		The National Bank of Blacksburg: Executive Vice President and Chief Operating Officer, May 2022 to present; Senior Vice President/Administration, January 2018 – May 2022.	
		National Bankshares, Inc.: Senior Vice President/Administration, June 2011 – December 2017.	
		National Bankshares, Inc.: Vice President/Human Resources, January 2001 – June 2011.	
Paul M. Mylum	57	The National Bank of Blacksburg: Executive Vice President/Chief Lending Officer, November 2019 to Present.	2012
		The National Bank of Blacksburg: Senior Vice President/Chief Lending Officer, August 2016 – November 2019.	
		The National Bank of Blacksburg: Senior Vice President/Loans, August 2012 – August 2016.	
Lora M. Jones	46	National Bankshares, Inc.: Treasurer and Chief Financial Officer ("CFO"), May 2022 to Present.	2011
		The National Bank of Blacksburg: Senior Vice President/CFO and Cashier, May 2022 to Present; Vice President/Controller, May 2014 – May 2022; Corporate Analysis Officer June 2011 – May 2014.	
Bobby D. Sanders, II	44	The National Bank of Blacksburg: Senior Vice President/Chief Credit Officer, March 2022 to Present.	2022

Item 1A. Risk Factors

An investment in the Company's common stock involves certain risks, including those described below. In addition to the other information set forth in this Form 10-K, investors in the Company's securities should carefully consider the factors discussed below. These factors, either alone or taken together, could materially and adversely affect the Company's business, financial condition, liquidity, results of operations, capital position, and prospects. One or more of these could cause the Company's actual results to differ materially from its historical results or the results contemplated by the forward-looking statements contained in this report, in which case the trading price of the Company's securities could decline.

CREDIT RISK

Focus on lending to small to mid-sized community-based businesses may increase our credit risk.

Most of the Company's commercial business and commercial real estate loans are made to small business or middle market customers. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities and have a heightened vulnerability to economic conditions. If general economic conditions in the market areas in which the Company operates negatively impact this important customer sector, the Company's results of operations and financial condition may be adversely affected. Moreover, a portion of these loans have been made by the Company in recent years and the borrowers may not have experienced a complete business or economic cycle since becoming borrowers of the Bank. The deterioration of the borrowers' businesses may hinder their ability to repay their loans with the Company, which could have a material adverse effect on the Company's financial condition and results of operations.

The allowance for credit losses may not be adequate to cover actual losses.

In accordance with generally accepted accounting principles in the United States ("GAAP"), the Company maintains an allowance for credit losses on loans ("ACLL"). The ACLL may not be adequate to cover actual credit losses, and future provisions for credit losses could materially and adversely affect operating results. The ACLL is based on available relevant information about the collectability of cash flows, including historical losses, reasonable and supportable forecasts of economic conditions, and current economic and portfolio conditions. The amount of future losses is susceptible to changes in economic, operating, and other outside forces and conditions, including changes in interest rates, all of which are beyond the Company's control; and these losses may exceed current estimates. Federal regulatory agencies, as an integral part of their examination process, review the Company's loans and ACLL. The Company also outsources independent loan review. While management believes that the ACLL is adequate to cover current estimated losses, it cannot make assurances that it will not further increase the ACLL or that regulators will not require it to increase this allowance. Either occurrence could adversely affect earnings.

The ACLL requires management to make significant estimates that affect the consolidated financial statements. Due to the inherent nature of these estimates, management cannot provide assurance that it will not significantly increase the ACLL, which could materially and adversely affect earnings.

A decline in the condition of the local real estate market could negatively affect our business.

The Company offers a variety of secured loans, including commercial lines of credit, commercial term loans, real estate, construction, residential mortgages, home equity loans and lines of credit, consumer and other loans. Many of these loans are secured by real estate (both residential and commercial). As of December 31, 2023, 83.5% of all loans were secured by mortgages on real property. Substantially all of the Company's real property collateral is located in its market area. If there is a decline in real estate values, especially in the Company's market area, the collateral for loans would deteriorate and provide significantly less security to the Company. In the event the Company forecloses on a loan that is collateralized with property having reduced market value, the Company may suffer a recovery loss.

The Bank has a moderate concentration of credit exposure in commercial real estate, and loans with this type of collateral are viewed as having more risk of default.

As of December 31, 2023, the Bank had approximately $419,130 in loans secured by commercial real estate, representing approximately 48.9% of total loans outstanding at that date. The real estate consists primarily of multi-family housing, non-owner-operated properties and other commercial properties. These types of loans are generally viewed as having more risk of default than residential real estate loans. They are also typically larger than residential real estate loans and consumer loans and depend on cash flows from the owner's business or the rental of the property to service the debt. Cash flows may be affected significantly by general economic conditions, and a downturn in the local economy or in occupancy rates in the local economy where the property is located could increase the likelihood of default. Because the Bank's loan portfolio contains a number of commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in the percentage of non-performing loans. An increase in non-performing loans could result in a loss of earnings from these loans, an increase in the provision for loan losses and an increase in charge-offs, all of which could have a material adverse effect on the Company's financial condition.

Nonperforming assets take significant time to resolve and adversely affect the Company's results of operations and financial condition.

The Company's nonperforming assets adversely affect its net income in various ways. The Company does not record interest income on nonaccrual loans, which adversely affects its income and increases credit administration costs. When the Company receives collateral through foreclosures and similar proceedings, it is required to mark the related asset to the then fair market value of the collateral less estimated selling costs, which may, and often does, result in a loss. An increase in the level of nonperforming assets also increases the Company's risk profile and may impact the capital levels regulators believe are appropriate in light of such risks. The Company utilizes various techniques such as workouts and restructurings to manage problem assets. Increases in or negative adjustments in the value of these problem assets, the underlying collateral, or in the borrowers' performance or financial condition, could adversely affect the Company's business, results of operations and financial condition. In addition, the resolution of nonperforming assets requires significant commitments of time from management and staff, which can be detrimental to the performance of their other responsibilities, including generation of new loans. There can be no assurance that the Company will avoid increases in nonperforming loans in the future.

The Company relies upon independent appraisals to determine the value of the real estate which secures a significant portion of its loans, and the values indicated by such appraisals may not be realizable if the Company is forced to foreclose upon such loans.

A significant portion of the Company's loan portfolio consists of loans secured by real estate. The Company relies upon independent appraisers to estimate the value of such real estate. Appraisals are only estimates of value and the independent appraisers may make mistakes of fact or judgment which adversely affect the reliability of their appraisals. In addition, events occurring after the initial appraisal may cause the value of the real estate to increase or decrease. As a result of any of these factors, the real estate securing some of the Company's loans may be more or less valuable than anticipated at the time the loans were made. If a default occurs on a loan secured by real estate that is less valuable than originally estimated, the Company may not be able to recover the outstanding balance of the loan and will suffer a loss.

MARKET RISK

If competition increases, our business could suffer, which could result in loan losses and adversely affect the Company's financial condition and results of operations.

The financial services industry is highly competitive, with a number of commercial banks, credit unions, insurance companies, stockbrokers, financial technology companies and other nonbank financial service providers seeking to do business with our customers. If there is additional competition from new business or if our existing competitors focus more attention on our market, we could lose customers and our business could suffer.

Consumers may increasingly decide not to use the Bank to process their financial transactions, which would have a material adverse impact on the Company's financial condition and operations.

Technology and other changes are allowing parties to complete financial transactions through alternative methods that historically have involved banks. For example, consumers can now maintain funds that would have historically been held as bank deposits in brokerage accounts, mutual funds or general-purpose reloadable prepaid cards. Consumers can also complete transactions such as paying bills and/or transferring funds directly without the assistance of banks. The process of eliminating banks as intermediaries could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. The loss of these revenue streams and the lower cost of deposits as a source of funds could have a material adverse effect on the Company's financial condition and results of operations.

INTEREST RATE RISK

When market interest rates change, our net interest income can be negatively affected in the short term.

The direction and speed of interest rate changes affects our net interest margin and net interest income. In the short term, rising interest rates may negatively affect our net interest income if our interest-bearing liabilities (generally deposits) reprice sooner than our interest-earning assets (generally loans). Falling interest rates may negatively affect our net interest income if our interest-earning assets reprice sooner than our interest-bearing liabilities.

LIQUIDITY RISK

Liquidity could be impaired by an inability to access the capital markets or an unforeseen outflow of cash.

Liquidity is essential to the Company's business. Access to funding sources in amounts adequate to finance the Company's activities or on terms that are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy generally. Factors that could reduce the Company's access to liquidity sources include a downturn in the economy, difficult credit markets or the liquidity needs of our depositors. A substantial majority of the Company's liabilities are demand, savings, interest checking and money market deposits, which are payable on demand or upon several days' notice, while a substantial portion of our assets are loans, which cannot be called or sold in the same time frame. The Company may not be able to replace maturing deposits and advances as necessary in the future, especially if a large number of our depositors sought to withdraw their accounts, regardless of the reason. The Company's access to deposits may be negatively impacted by, among other factors, changes in interest rates which could promote increased competition for deposits, including from new financial technology competitors, or provide customers with alternative investment options. Additionally, negative news about the Company or the banking industry in general could negatively impact market and/or customer perceptions of the Company, which could lead to a loss of depositor confidence and an increase in deposit withdrawals, particularly among those with uninsured deposits. Furthermore, as many regional banking organizations experienced in 2023, the failure of other financial institutions may cause deposit outflows as customers spread deposits among several different banks so as to maximize their amount of FDIC insurance coverage, move deposits to banks deemed "too big to fail" or remove deposits from the banking system entirely. As of December 31, 2023, approximately 44.34% of the Company's deposits were uninsured. Uninsured deposits include municipal deposits, which have additional security from bonds pledged as collateral, in accordance with state regulation. Of the Company's non-municipal deposits, approximately 20% are uninsured. We rely on deposits for liquidity. A failure to maintain adequate liquidity could have a material adverse effect on the Company's business, financial condition and results of operations.

Unrealized losses in the Company's securities portfolio could affect liquidity.

As market interest rates have increased, the Company has experienced significant unrealized losses on our available for sale securities portfolio. Unrealized losses related to available for sale securities are reflected in accumulated other comprehensive loss in the Company's consolidated balance sheets and reduce the level of our book capital and tangible common equity. However, such unrealized losses do not affect the Company's regulatory capital ratios. The Company actively monitors the available for sale securities portfolio and we do not currently anticipate the need to realize material losses from the sale of securities for liquidity purposes. Furthermore, the Company believes it is unlikely that we would be required to sell any such securities before recovery of their amortized cost bases, which may be at maturity. Nonetheless, the Company's access to liquidity sources could be affected by unrealized losses if securities must be sold at a loss; tangible capital ratios continue to decline from an increase in unrealized losses or realized credit losses; the Federal Home Loan Bank of Atlanta or other funding sources reduce capacity; or bank regulators impose restrictions on us that impact the level of interest rates we may pay on deposits or our ability to access brokered deposits. Additionally, significant unrealized losses could negatively impact market and/or customer perceptions of our company, which could lead to a loss of depositor confidence and an increase in deposit withdrawals, particularly among those with uninsured deposits.

Recent negative developments affecting the banking industry, and resulting media coverage, have eroded customer confidence in the banking system.

The closures of Silicon Valley Bank and Signature Bank in March 2023, and First Republic Bank in May 2023, and concerns about similar future events, have generated significant market volatility among publicly traded bank holding companies and, in particular, regional banks. More recently, concerns about commercial real estate concentrations at regional and community banks have exacerbated this volatility. These market developments have negatively impacted customer confidence in the safety and soundness of regional banks. As a result, customers may choose to maintain deposits with larger financial institutions or invest in higher yielding short-term fixed income securities, all of which could materially adversely impact the Company's liquidity, loan funding capacity, net interest margin, capital and results of operations. While federal bank regulators took action to ensure that depositors of the failed banks had access to their deposits, including uninsured deposit accounts, there is no guarantee that such actions will be successful in restoring customer confidence in regional banks and the banking system more broadly. Furthermore, there is no guarantee that regional bank failures or bank runs similar to the ones that occurred in 2023 will not occur in the future and, if they were to occur, they may have a material and adverse impact on customer and investor confidence in regional banks negatively impacting the Company's liquidity, capital, results of operations and stock price.

CYBERSECURITY RISK

Our information systems may experience an interruption or security breach.

We rely heavily on communications and information systems to conduct our business. Any failure, interruption or breach in security of these systems could result in failures or disruptions of our internet banking, deposit, loan and other systems. While we have policies and procedures designed to prevent or limit the effect of the possible failure, interruption or security breach of our information systems, there can be no assurance that any such failure, interruption or security breach will not occur or, if it does occur, that it will be adequately addressed.

In the ordinary course of business, the Company collects and stores sensitive data, including proprietary business information and personally identifiable information of its customers and employees, in systems and on networks. The secure processing, maintenance and use of this information is critical to the Company's operations and business strategy. The Company has invested in industry-accepted technologies, and annually reviews its processes and practices that are designed to protect its networks, computers and data from damage or unauthorized access. Despite these security measures, a cyber breach of any kind could compromise systems and the information stored there could be accessed, damaged or disclosed. The occurrence of any failure, interruption or security breach of our communications and information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny or expose us to civil litigation and possible financial liability.

Cybersecurity attacks may disarm and/or bypass system safeguards that are used by us and our vendors and service providers, and allow unauthorized access and misappropriation of financial data and assets.

As a financial institution, we are vulnerable to and are the target of cybersecurity attacks that attempt to access our digital technology systems, disarm and/or bypass system safeguards, access customer data and ultimately increase the risk of economic and reputational loss. The Company believes its cybersecurity risk management program reasonably addresses the risk from cybersecurity attacks. However, it is not possible to fully eliminate exposure. We may experience human error or have unknown susceptibilities that allow our systems to become victim to a highly-sophisticated cyber-attack. If hackers gain entry to our systems, they may disable other safeguards that limit loss, including limits on the number, amount and frequency of ATM withdrawals, as well as other loss-prevention or detection measures.

We also face risks related to cybersecurity attacks and security breaches in connection with the use, transmission and storage of sensitive information regarding us and our customers by various vendors and service providers. Some of these vendors and service providers have been the target of cybersecurity attacks or suffered security breaches, and because they use systems that we do not control or secure, future cyber-attacks or security breaches affecting any of these vendors and service providers could impact us through no fault of our own. In some cases, we may have exposure and suffer losses relating to these companies. Although we assess the security of our higher risk vendors and service providers, we cannot be sure that the information security protocols of all companies we do business with are sufficient to withstand cyber-attacks or other security breaches.

Insurance may not cover losses from cybersecurity attacks.

The Company has invested in insurance related to cybersecurity. Insurance policies are necessary to protect the Company from major losses but may be written in such a way as to limit the protection from certain risks, including cyber risks. If the insurance carrier denies coverage of losses, the Company may litigate. Because of policy technicalities, litigation may not result in a favorable outcome for the Company and litigation will result in additional legal expense.

OPERATIONAL RISK
The Company is dependent on key personnel and the loss of one or more of those key personnel may materially and adversely affect the Company's operations and prospects.

The Company currently depends on the services of a number of key management personnel. The loss of key personnel could materially and adversely affect the results of operations and financial condition. The Company's success also depends in part on the ability to attract and retain additional qualified management personnel. Competition for such personnel is strong and the Company may not be successful in attracting or retaining the personnel it requires.

The Company relies on other companies to provide key components of the Company's business infrastructure.

Third parties provide key components of the Company's business operations such as data processing, recording and monitoring transactions, online banking interfaces and services, internet connections and network access. While the Company has selected these third party vendors carefully, it does not control their actions. Any problem caused by these third parties, including those resulting from disruptions in communication services provided by a vendor, failure of a vendor to handle current or higher volumes, failures of a vendor to provide services for any reason or poor performance of services, could adversely affect the Company's ability to deliver products and services to its customers and otherwise conduct its business. Financial or operational difficulties of a third party vendor could also hurt the Company's operations if those difficulties interface with the vendor's ability to serve the Company. Replacing these third party vendors could also create significant delay and expense and damage the Company's ability to service its customers, resulting in a loss of customer goodwill. Accordingly, use of such third parties creates an unavoidable inherent risk to the Company's business operations.

The Company's ability to operate profitably may be dependent on its ability to integrate or introduce various technologies into its operations.

The market for financial services, including banking and consumer finance services, is increasingly affected by advances in technology, including developments in telecommunications, data processing, computers, automation, online banking and tele-banking. The Company's ability to compete successfully in its market may depend on the extent to which it is able to exploit such technological changes. If the Company is not able to afford such technologies, properly or timely anticipate or implement such technologies, or effectively train its staff to use such technologies, its business, financial condition or results of operations could be adversely affected.

COMPLIANCE AND REGULATORY RISK
Additional laws and regulations, or revisions and rescission of existing laws and regulations, could lead to a significant increase in our regulatory burden.

Both federal and state governments could enact new laws and regulations affecting financial institutions that would further increase our regulatory burden and could negatively affect our profits. Likewise, revisions or rescission of existing laws and regulations already implemented may result in additional compliance costs, at least in the short term or, if done imprudently, could ultimately create economic risks negatively affecting our revenues.

Intense oversight by regulators could result in stricter requirements and higher overhead costs.

Regulators for the Company and the Bank are tasked with ensuring compliance with applicable laws and regulations. Laws and regulations are subject to a degree of interpretation. If financial industry regulators take more extreme interpretations, the Company's earnings could be adversely impacted.

Regulatory capital standards may have an adverse effect on the Company's profitability, lending, and ability to pay dividends.

The Company is subject to capital adequacy guidelines and other regulatory requirements specifying minimum amounts and types of capital that the Company and the Bank must maintain. From time to time, regulators implement changes to these regulatory capital adequacy guidelines. If the Company fails to meet these minimum capital guidelines and/or other regulatory requirements, its financial condition would be materially and adversely affected. The Basel III Capital Rules require bank holding companies and their subsidiaries to maintain significantly more capital as a result of higher required capital levels and more demanding regulatory capital risk weightings and calculations. While the Company is exempt from these capital requirements under the Statement, the Bank is not exempt and must comply. The Bank must also comply with the capital requirements set forth in the "prompt corrective action" regulations pursuant to Section 38 of the Federal Deposit Insurance Act, as amended. Satisfying capital requirements may require the Company to limit its banking operations, retain net income or reduce dividends to improve regulatory capital levels, which could negatively affect its business, financial condition and results of operations.

Changes in accounting standards could impact reported earnings.

The authorities who promulgate accounting standards, including the Financial Accounting Standards Board ("FASB"), SEC, and other regulatory authorities, periodically change the financial accounting and reporting standards that govern the preparation of the Company's consolidated financial statements. These changes are difficult to predict and can materially impact how the Company records and reports its financial condition and results of operations. In some cases, the Company could be required to apply a new or revised standard retroactively, resulting in the restatement of consolidated financial statements for prior periods. Such changes could also require the Company to incur additional personnel or technology costs. Notably, guidance issued in June 2016 required a change in the calculation of credit reserves from using an incurred loss model to using the current expected credit losses model ("CECL"), effective January 1, 2023. To implement the standard, the Company incurred costs related to documentation, technology, training and increased audit expenses to validate the model. Adoption increased our credit reserves and reduced capital. Post adoption, the ACLL may experience increased volatility associated with change in forecasts that will impact profit and loss and various financial metrics. Please refer to Note 1 of Notes to Consolidated Financial Statements for further information on CECL.

The Company's ability to pay dividends depends upon the results of operations of its subsidiaries.

The Company is a financial holding company and a bank holding company that conducts substantially all of its operations through NBB. As a result, the Company's ability to make dividend payments on its common stock depends primarily on certain federal regulatory considerations and the receipt of dividends and other distributions from NBB. There are various regulatory restrictions on the ability of NBB to pay dividends or make other payments to the Company. Although the Company has historically paid a cash dividend to the holders of its common stock, holders of the common stock are not entitled to receive dividends, and regulatory or economic factors may cause the Company's Board of Directors to consider, among other things, the reduction of dividends paid on the Company's common stock.

Climate change and related legislative and regulatory initiatives may result in operational changes and expenditures that could significantly impact the Company's business.

The current and anticipated effects of climate change are creating an increasing level of concern for the state of the global environment. As a result, political and social attention to the issue of climate change has increased. Federal and state legislatures and regulatory agencies have continued to propose and advance numerous legislative and regulatory initiatives seeking to mitigate the effects of climate change. The federal banking agencies, including the OCC, have emphasized that climate-related risks are faced by banking organizations of all types and sizes and are in the process of enhancing supervisory expectations regarding banks' risk management practices. In December 2021, the OCC published proposed principles for climate risk management by banking organizations with more than $100 billion in assets. The OCC also has appointed its first ever Climate Change Risk Officer and established an internal climate risk implementation committee in order to assist with these initiatives and to support the agency's efforts to enhance its supervision of climate change risk management. Similar and even more expansive initiatives are expected, including potentially increasing supervisory expectations with respect to banks' risk management practices, accounting for the effects of climate change in stress testing scenarios and systemic risk assessments, revising expectations for credit portfolio concentrations based on climate-related factors and encouraging investment by banks in climate-related initiatives and lending to communities disproportionately impacted by the effects of climate change. In addition, on March 6, 2024, the SEC adopted rules to enhance and standardize climate-related disclosures by public companies so that there is more consistent, comparable, and reliable information about the financial effects of climate-related risks on a public company's operations and how it manages those risks. To the extent that these initiatives lead to the promulgation of new regulations or supervisory guidance applicable to the Company, the Company would likely experience increased compliance costs and other compliance-related risks.

LEGAL RISK

The Company is subject to claims and litigation pertaining to fiduciary responsibility.

From time to time, customers make claims and take legal action pertaining to the performance of the Company's fiduciary responsibilities. Whether customer claims and legal action related to the performance of the Company's fiduciary responsibilities are founded or unfounded, if such claims and legal actions are not resolved in a manner favorable to the Company, they may result in significant financial liability and/or adversely affect the market perception of the Company and its products and services, as well as impact customer demand for those products and services. Any financial liability or reputation damage could have a material adverse effect on the Company's business, which, in turn, could have a material adverse effect on the Company's financial condition and results of operations.

RISKS RELATED TO THE PROPOSED ACQUISITION OF FRONTIER

The Company may not be able to successfully integrate the operations of Frontier into the Bank, which integration may be more difficult, costly or time-consuming than expected.

The success of the merger and future operating performance of the Company and the Bank will depend, in part, on the Company's ability to realize the anticipated benefits and cost savings from combining the business of Frontier into the business of the Bank. The success of the merger will, in turn, depend on a number of factors, including the Company's ability to (i) integrate the operations and branches of Frontier and the Bank, (ii) retain the deposits and customers of Frontier and the Bank, (iii) control the incremental increase in noninterest expense arising from the merger in a manner that enables the combined bank to improve its overall operating efficiencies, and (iv) retain and integrate the appropriate personnel of Frontier into the operations of the Bank, and reduce overlapping bank personnel. The integration of Frontier and the Bank following the merger will require the dedication of the time and resources of the banks' management teams and may temporarily distract managements' attention from the day-to-day business of the banks. If the Company is unable to successfully integrate Frontier into the Bank, the anticipated benefits and cost savings of the merger, including expected operating efficiencies and eliminating redundant costs, may not be realized fully, or at all, or may take longer to realize than expected.

The Company and Frontier will incur significant transaction and merger-related integration costs in connection with the merger.

The Company and Frontier expect to incur significant costs associated with completing the merger and integrating the operations of the two companies. The Company and Frontier are continuing to assess the impact of these costs. Although the Company and Frontier believe that the elimination of duplicate costs, as well as the realization of other efficiencies related to the integration of the businesses, will offset incremental transaction and merger-related costs over time, this net benefit may not be achieved in the near term, or at all.

Regulatory approvals may not be received, may take longer than expected, or may impose conditions that are not presently anticipated or that could have an adverse effect on the combined company following the merger.

Before the merger may be completed, various approvals must be obtained from bank regulatory authorities, including the OCC and the Virginia Bureau of Financial Institutions. These regulators may impose conditions on the granting of such approvals or request changes to the terms of the merger. Such conditions or changes and the process of obtaining regulatory approvals could have the effect of delaying completion of the merger or of imposing additional costs or limitations on the Company following the merger. If the necessary governmental approvals contain such conditions or changes, the business, financial condition and results of operations of the Company following the merger may be materially adversely affected. Furthermore, such conditions or changes may constitute, result in or be reasonably expected to result in a burdensome condition that may allow the Company and the Bank to refuse to complete the merger.

A significant delay in the completion of the merger could have a material adverse effect on the Company and Frontier as a combined company.

The merger agreement is subject to a number of conditions that must be fulfilled in order to complete the merger. Those conditions include, among others: (i) approval of the merger agreement by the Frontier shareholders, (ii) receipt of all required approvals from bank regulatory authorities and expiration of all applicable waiting periods, (iii) absence of any order, decree or injunction enjoining or prohibiting the completion of the merger, and (iv) effectiveness of the registration statement of which this proxy statement/prospectus is a part. If these conditions to the completion of the merger are not fulfilled when expected and, as a result, the completion of the merger is delayed, the diversion of management attention from pursuing other opportunities, the interruptions to each company's ongoing business during the pendency of the merger, the incurrence of additional merger-related expenses, and other market and economic factors could have a material adverse effect on the combined company's business, financial condition and results of operations.

The merger may distract management of the Company and Frontier from their other responsibilities.

The merger could cause the respective management teams of the Company and Frontier to focus their time and energies on matters related to the transaction that otherwise would be directed to their respective businesses and operations. Any such distraction on the part of either company's management could affect its ability to service existing business and develop new business and adversely affect the business and earnings of the Company or Frontier before the merger, or the business and earnings of the Company after the merger.

If the number of shares of Frontier common stock for which appraisal rights are perfected exceeds 10% of the outstanding shares of Frontier common stock, the Company and Frontier may not be able to complete the merger and may incur significant additional costs.

Shareholders of Frontier are entitled to assert dissenters' appraisal rights provided by the National Bank Act. If the merger is completed, a shareholder of Frontier who has complied with applicable requirements under the National Bank Act may require the Company to pay, instead of the merger consideration, the fair value of such shareholder's dissenting shares of Frontier common stock in cash. Such fair value would be determined pursuant to the process provided by the National Bank Act. The merger agreement contains a closing condition that can only be waived by the Company that the aggregate number of shares of Frontier common stock for which appraisal rights have been perfected under the National Bank Act shall not represent more than 10% of the outstanding shares of Frontier common stock. The Company cannot predict the number of shares of Frontier common stock that will constitute dissenting shares in the merger, the additional amount of cash that the Company may be required to pay following the merger with respect to dissenting shares, or the expenses that the Company and Frontier may incur in connection with addressing any assertion of dissenters' appraisal rights. If the number of dissenting shares exceeds the percentage described above, or if the Company or Frontier incurs additional costs in connection with any assertion of dissenters' appraisal rights, it could prevent the merger from being completed or have a material adverse effect on the Company or Frontier.

Litigation against the Company or Frontier, or the members of the respective Boards of Directors of the Company or Frontier, could prevent or delay the completion of the merger.

Purported shareholder plaintiffs may assert legal claims related to the merger. The results of any such potential legal proceeding would be difficult to predict and such legal proceedings could delay or prevent the merger from being completed in a timely manner. The existence of litigation related to the merger could affect the likelihood of obtaining the required approval from Frontier's shareholders. Moreover, any litigation could be time consuming and expensive, and could divert attention of the Company's and Frontier's respective management teams away from their companies' regular business. Any lawsuit adversely resolved against the Company, Frontier or members of the respective Boards of Directors of the Company or Frontier, could have a material adverse effect on each party's business, financial condition and results of operations.

GENERAL RISK

Changes in funding for local universities could materially affect our business.

Two major employers in the Company's market area are Virginia Tech and Radford University, both state-supported institutions. If federal or state support for public colleges and universities wanes, our business may be adversely affected from declines in university programs, capital projects, employment, enrollment, sporting and cultural events, and other related factors.

If the economy suffers a recession, our credit risk will increase and there could be greater loan losses.

If the economy suffers a recession, it is likely to result in a higher rate of business closures and increased job losses in the region in which we do business. These factors would increase the likelihood that more of our customers would become delinquent or default on their loans. A higher level of loan defaults could result in higher loan losses, which could adversely affect our result of operations and financial condition.

Political, economic and social risks in the U.S. and the rest of the world could negatively affect the financial markets.

Political, economic and social risks in the U.S. and the rest of the world could affect financial markets and affect fiscal policy, which could negatively affect our investment portfolio and earnings.

While the Company's common stock is currently traded on the Nasdaq Capital Market, it has less liquidity than stocks for larger companies quoted on a national securities exchange.

The trading volume in the Company's common stock on the Nasdaq Capital Market has been relatively low when compared with larger companies listed on the Nasdaq Capital Market or other stock exchanges. There is no assurance that a more active and liquid trading market for the common stock will exist in the future. Consequently, stockholders may not be able to sell a substantial number of shares for the same price at which stockholders could sell a smaller number of shares. In addition, the Company cannot predict the effect, if any, that future sales of its common stock in the market, or the availability of shares of common stock for sale in the market, will have on the market price of the common stock. Sales of substantial amounts of common stock in the market, or the potential for large amounts of sales in the market, could cause the price of the Company's common stock to decline, or reduce the Company's ability to raise capital through future sales of common stock.

Natural disasters, acts of war or terrorism, the impact of public health issues and other adverse external events could detrimentally affect our financial condition and results of operations.

Natural disasters, acts of war or terrorism, the impact of public health issues and other adverse external events could have a significant negative impact on our ability to conduct business or upon third parties who perform operational services for us or our customers. Such events also could affect the stability of our deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in lost revenue or cause us to incur additional expenses.

Although the Company has business continuity plans and other safeguards in place, there is no assurance that such plans and safeguards will be effective. In the event of a natural disaster, acts of war or terrorism, public health issues or other adverse external events, our business, services, asset quality, financial condition and results of operations could be adversely affected.

The effects of widespread public health emergencies may negatively affect our local economies or disrupt our operations, which would have an adverse effect on our business or results of operations.

Widespread health emergencies, such as the current COVID-19 pandemic, can disrupt our operations through their impact on our employees, customers and their businesses, and the communities in which we operate. Disruptions to our customers could result in increased risk of delinquencies, defaults, foreclosures and losses on our loans, negatively impact regional economic conditions, result in a decline in local loan demand, loan originations and deposit availability and negatively impact the implementation of our growth strategy. Any one or more of these developments could have a material adverse effect on our business, financial condition and results.

Item 1B. Unresolved Staff Comments

There are no unresolved staff comments.

Item 1C. Cybersecurity

Cybersecurity Risk Management and Strategy

The Company recognizes the risks posed by cybersecurity threats, including the risk of harm to our customers, our financial condition and results of operations, and our reputation. Following a layered defense-in-depth strategy, the Company utilizes a variety of controls and both internal and third-party resources to assess and manage identified risks. The following components of our information security program address cybersecurity risk management, and have been integrated into the Company's overall risk management systems and processes:

- Cybersecurity risks are identified and prioritized for resource allocation using two annual risk assessments: an internal risk assessment utilizing the Federal Financial Institutions Examination Council's ("FFIEC") Cybersecurity Assessment Tool, and a formal risk assessment prepared in conjunction with an external consultant.
- A comprehensive set of security technologies constantly monitor our information systems and data, including endpoint detection and response services, intrusion detection and prevention, various filtering technologies, and event correlation technologies that alert management to potential cybersecurity threats.
- Skilled internal personnel manage and update cyber defense functions including engineering, configuration, data protection, identity and access management, security operations, and threat intelligence.
- Training programs continuously educate employees about cybersecurity risks and protection practices.
- Periodic social engineering testing assists management in identifying training needs.
- An incident response plan outlines the Company's response to a cybersecurity incident. Periodic testing of the plan ensures readiness and identifies refinements.
- Reputable third-party assessors are engaged to conduct various assessments on a regular basis.

Supporting the Company's information security program is a third-party risk management program that manages the life cycle of external service providers and ensures that vendors meet the Company's cybersecurity requirements. This includes a periodic risk assessment of vendors and the review of vendor assessment documentation including audit reports and other independent control assessments.

The Company's cybersecurity risk management and strategy are regularly reviewed and updated to support our business strategy and objectives, our overall risk management, and address evolving potential cybersecurity threats.

Material Effects of Cybersecurity Threats

Cybersecurity risks have the potential to materially affect the Company's business, financial condition and results of operation. The Company strengthened its cybersecurity framework in response to cyber attacks in 2016 and 2017 and does not believe that risks from cyber security threats or attacks have materially affected the Company since 2017. However, the sophistication of emerging cyber threats and the utilization of new attack methods continues to evolve. The Company's cybersecurity risk management and strategy may not protect against all cyber incidents. For more information on how cybersecurity risk may materially affect the Company's business strategy, results of operations or financial condition, please refer to Item 1A, Risk Factors of this Form 10-K.

Governance

<u>Board of Directors Oversight</u>
The Company's Board of Directors is charged with overseeing the establishment and execution of the Company's enterprise risk management framework, including cybersecurity risk, and monitoring adherence to related policies required by applicable statutes, regulations and principles of safety and soundness. The Company's Information Security Officer ("ISO") provides the Board Risk Committee with regular updates on information security risk management and an annual comprehensive information security status report, which assesses the effectiveness of the program and updates the Risk Committee on developing trends and emerging threats.

<u>Management's Role</u>
The Company's ISO, supported by skilled internal personnel, is responsible for identifying, assessing and managing cybersecurity risks and designing, implementing and maintaining the Company's information security program. The ISO has many years of experience and holds multiple certifications appropriate to the role. The ISO reports to the Senior Vice President/Sr. Operations, Risk & Technology Officer and the Board of Directors. Management's enterprise risk management committee receives regular updates from the ISO on cybersecurity related risks, including trends and emerging threats.

Item 2. Properties

NBB owns and has a branch bank in NBI's headquarters building located at 101 Hubbard Street, Blacksburg, Virginia. NBB's main office is at 100 South Main Street, Blacksburg, Virginia. NBB owns an additional eighteen branch offices and a private office location for support functions and it leases four branch locations and three loan production offices. As of December 31, 2023, there were no mortgages or liens against any properties. We believe that existing facilities are adequate for current needs and to meet anticipated growth. A list of all branch and ATM locations is available on our website at www.nbbank.com. Information contained on our website is not part of this report. For additional information, please see Note 6 and Note 19 of Notes to Consolidated Financial Statements.

Item 3. Legal Proceedings

NBI, NBB, and NBFS are not currently involved in any material pending legal proceedings. There are no legal proceedings against the Company related to cybersecurity.

Item 4. Mine Safety Disclosures

Not applicable.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Common Stock Information and Dividends
NBI's common stock is traded on the Nasdaq Capital Market under the symbol "NKSH." As of December 31, 2023, there were 544 record stockholders of NBI common stock.
NBI's primary source of funds for dividend payments is dividends from its bank subsidiary, NBB. Bank dividend payments are restricted by regulators, as more fully disclosed in "Regulation, Supervision and Government Policy" contained in Part I, Item 1, "Business" and Note 10 of Notes to Consolidated Financial Statements contained in Item 8, "Financial Statements and Supplementary Data" of this Form 10-K.
In May 2023, NBI's Board of Directors approved the repurchase of up to 250,000 shares of the Company's common stock. The authorization extends from June 1, 2023 to May 31, 2024. During 2023, the Company did not repurchase any shares. The Company's share repurchase program does not obligate it to acquire any specific number of shares or any shares at all. During 2022, the Company repurchased 174,250 shares under prior repurchase authorizations.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

$ in thousands, except per share data.

The purpose of this discussion and analysis is to provide information about the results of operations, financial condition, liquidity and capital resources of the Company. The discussion should be read in conjunction with the material presented in Item 8, "Financial Statements and Supplementary Data," of this Form 10-K.

Subsequent events have been considered through the date of this Form 10-K.

Cautionary Statement Regarding Forward-Looking Statements

We make forward-looking statements in this Form 10-K that are subject to significant risks and uncertainties. These forward-looking statements include statements regarding our profitability, liquidity, allowance for credit losses, interest rate sensitivity, market risk, growth strategy, and financial and other goals, and are based upon our management's views and assumptions as of the date of this report. The words "believes," "expects," "may," "will," "should," "projects," "contemplates," "anticipates," "forecasts," "intends," or other similar words or terms are intended to identify forward-looking statements.

These forward-looking statements are based upon or are affected by factors that could cause our actual results to differ materially from historical results or from any results expressed or implied by such forward-looking statements. These factors include, but are not limited to, effects of or changes in:

- interest rates,
- the ability to maintain adequate liquidity by retaining deposit customers and secondary funding sources, especially if the Company's or banking industry's reputation becomes damaged,
- the adequacy of the level of the Company's allowance for credit losses, the amount of credit loss provisions required in future periods, and the failure of assumptions underlying the allowance for credit losses,
- general and local economic conditions,
- monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury, the OCC, the Federal Reserve, the CFPB and the FDIC, and the impact of any policies or programs implemented pursuant to financial reform legislation,
- unanticipated increases in the level of unemployment in the Company's market,
- the quality or composition of the loan and/or investment portfolios,
- demand for loan products,
- deposit flows,
- competition,
- demand for financial services in the Company's market,
- the real estate market in the Company's market,
- laws, regulations and policies impacting financial institutions,
- technological risks and developments, and cyber-threats, attacks or events,
- the Company's technology initiatives,
- geopolitical conditions, including acts or threats of terrorism and/or military conflicts, or actions taken by the U.S. or other governments in response to acts or threats of terrorism and/or military conflicts,
- the occurrence of significant natural disasters, including severe weather conditions, floods, health related issues, and other catastrophic events,
- the Company's ability to identify, attract, and retain experienced management, relationship managers, and support personnel, particularly in a competitive labor environment,
- performance by the Company's counterparties or vendors,
- applicable accounting principles, policies and guidelines, and
- risks associated with mergers, acquisitions, and other expansion activities.

On January 23, 2024, the Company and the Bank entered into the Merger Agreement with Frontier, pursuant to which the Company will acquire Frontier in the Merger. In addition to the factors described above, the Company's operations, performance, business strategy and results may be affected by the following factors:

- the businesses of the Company and Frontier may not be integrated successfully after the Merger or such integration may be more difficult, time-consuming or costly than expected;
- the cost savings and synergies contemplated by the Merger may not be fully realized or realized within the expected timeframe;
- revenues following the Merger may be lower than expected;
- customer and employee relationships and business operations may be disrupted by the Merger; and
- the ability to obtain required regulatory and shareholder approvals and meet other closing conditions to the Merger; and
- the ability to complete the Merger on the expected timeframe may be more difficult, time-consuming or costly than expected.

These risks and uncertainties should be considered in evaluating the forward-looking statements contained in this report. We caution readers not to place undue reliance on those statements, which speak only as of the date of this report. This discussion and analysis should be read in conjunction with the description of our "Risk Factors" in Item 1A. of this Form 10-K.

Critical Accounting Policies

The Company's consolidated financial statements are prepared in accordance with GAAP. The financial information contained within our statements is, to a significant extent, based on measures of the financial effects of transactions and events that have already occurred. A variety of factors could affect the ultimate value obtained when earning income, recognizing an expense, recovering an asset or relieving a liability. Although the economics of the Company's transactions may not change, the timing of events that would impact the transactions could change.

Critical accounting policies are most important to the portrayal of the Company's financial condition or results of operations and require management's most difficult, subjective, and complex judgments about matters that are inherently uncertain. If conditions occur that differ from our assumptions, depending upon the severity of such differences, the Company's financial condition or results of operations may be materially impacted. The Company has designated three policies as critical, including those governing the allowance for credit losses, goodwill and the pension plan. The Company evaluates its critical accounting estimates and assumptions on an ongoing basis and updates them as needed. Please refer to Note 1 of Notes to Consolidated Financial Statements for information on these and other accounting policies.

Non-GAAP Financial Measures

This report refers to certain financial measures that are computed under a basis other than GAAP ("non-GAAP"). The Company uses certain non-GAAP financial measures to provide meaningful supplemental information regarding the Company's operational performance and to enhance investors' overall understanding of such financial performance. The methodology for determining these non-GAAP measures may differ among companies. Non-GAAP measures are supplemental and not a substitute for, or more important than, financial measures prepared in accordance with GAAP. Details on non-GAAP measures follow.

Net Interest Margin

The Company uses the net interest margin to measure profit on interest generating activities, as a percentage of total interest-earning assets. The Company's net interest margin is calculated on a fully taxable equivalent ("FTE") basis. The portion of interest income that is nontaxable is grossed up to the tax equivalent by adding the tax benefit based on a tax rate of 21%. Annualized FTE net interest income is divided by total average earning assets to calculate the net interest margin. The following tables present the reconciliation of tax equivalent net interest income, which is not a measurement under GAAP, to net interest income, for the periods indicated.

	Year Ended December 31,	
Net Interest Income, FTE	**2023**	**2022**
Interest income (GAAP)	$ 58,833	$ 50,109
Add: FTE adjustment	890	919
Interest income, FTE (non-GAAP)	59,723	51,028
Interest expense (GAAP)	21,550	3,083
Net interest income, FTE (non-GAAP)	$ 38,173	$ 47,945
Average balance of interest-earning assets	$ 1,606,667	$ 1,667,191
Net interest margin	2.38 %	2.88 %

Efficiency Ratio

The efficiency ratio is computed by dividing noninterest expense by the sum of FTE net interest income and noninterest income, excluding certain items the Company's management deems unusual or non-recurring. This is a non-GAAP financial measure that the Company believes provides investors with important information regarding operational efficiency. The components of the efficiency ratio calculation for the periods indicated are summarized in the following table.

Noninterest Expense for Efficiency Ratio	Year Ended December 31,			
		2023		2022
Noninterest expense (GAAP)	$	29,228	$	26,958
Less: proxy contest-related expense		(786)		-
Noninterest expense for efficiency ratio (non-GAAP)	$	28,442	$	26,958
Total Income for Efficiency Ratio				
Noninterest income (GAAP)	$	9,359	$	12,401
Less: Loss on sale of securities		3,332		-
Less: Gain on sale of investment[1]		(3,203)		(3,823)
Less: BOLI settlement		(1,044)		-
Noninterest income (non-GAAP)		8,444		8,578
Net interest income, FTE (non-GAAP)		38,173		47,945
Total income for efficiency ratio (non-GAAP)	$	46,617	$	56,523
Efficiency ratio		61.01%		47.69 %

(1) Amount presented for 2022 reflects the gain on sale of a private equity investment. In 2023, amount reflects $232 recognized upon receipt of a contract contingency payment associated with the 2022 sale of a private equity investment and $2,971 gain on the sale of the Company's VISA Class B shares.

Performance Summary

Key to understanding the Company's results of operations and financial position is the impact of changes in the interest rate environment. Between March 2022 and July 2023, the Federal Reserve increased interest rates 525 basis points. The rapidity and magnitude of the change was unprecedented and spurred intense competitive pressure for deposits, affected the fair value of the Company's securities, and dampened loan demand. While these challenges are ongoing, the Company's response successfully addressed deposit levels, while developing strategies for future growth.

Also affecting the Company's results of operations were significant one-time noninterest income and expense items. During 2023, the Company paid a special one-time dividend of $1 per common share, in addition to its usual bi-annual dividends. The dividend rewarded stockholders for the Company's positive performance during 2022, which included a one-time pre-tax gain of $3,823 on the sale of a private equity investment. Related to the 2022 gain on the sale of a private equity investment, the Company recorded in 2023 pre-tax income of $232 upon receipt of a contract contingency payment. Also in 2023, the Company sold its VISA Class B shares and recognized a pre-tax gain of $2,971, and strategically sold securities, recording a pre-tax loss of $3,332. The Company recognized tax-free income of $1,044 for the settlement of a bank owned life insurance policy ("BOLI") policy in 2023, and incurred expense in 2023 of $786 to respond to a threatened proxy contest from an activist investor.

Summary information on results of operations, changes in key balances and asset quality is presented below. Expanded discussion is provided in subsequent sections.

Summary Results of Operations

The following tables present summary income, expenses and key performance indicators for the years indicated. Key performance indicators provide a summary of the Company's results and allow comparison with results from prior years.

Summary Income and Expenses	Year Ended December 31,			
		2023		2022
Interest income	$	58,833	$	50,109
Interest expense		21,550		3,083
Net interest income		37,283		47,026
(Recovery of) provision for credit losses		(1,261)		706
Net interest income after (recovery of) provision for credit losses		38,544		46,320
Noninterest income		9,359		12,401
Noninterest expense		29,228		26,958
Income before income taxes		18,675		31,763
Income tax expense		2,984		5,831
Net income	$	15,691	$	25,932

Key Performance Indicators	Year Ended December 31,	
	2023	2022
Return on average assets	0.97%	1.52%
Return on average equity[1][2]	12.59%	17.81%
Basic and fully diluted net earnings per common share	$ 2.66	$ 4.33
Net interest margin [3]	2.38%	2.88%
Efficiency ratio [4]	61.01%	47.69%

(1) During the year ended December 31, 2022, the Company repurchased 174,250 shares under its publicly announced stock repurchase plan. The repurchased shares reduced shareholder equity by $6,338 during 2022.
(2) Average unrealized losses on securities reduced average stockholders' equity by $76,827 for 2023 and $48,109 for 2022.
(3) The net interest margin is a non-GAAP financial measure. Please see "Non-GAAP Financial Measures" for a reconciliation of non-GAAP measures to GAAP.
(4) The efficiency ratio is a non-GAAP financial measure. Please see "Non-GAAP Financial Measures" for a reconciliation of non-GAAP measures to GAAP.

Net income for the year ended December 31, 2023 decreased when compared with the year ended December 31, 2022. In response to competitive pressure for deposits, the Company increased its offering rates, giving rise to substantially higher interest expense in 2023 when compared with 2022. Results for 2023 and 2022 also reflected key noninterest income and expense items. Details are discussed in under "Income Statement" below.

Summary Change in Key Balances

Key balances are presented in the following table as of the dates indicated:

	December 31,		Change	
	2023	2022	Dollars	Percent
Loans, net of unearned income and deferred fees and costs, and the ACLL	$ 847,552	$ 844,519	$ 3,033	0.36 %
Securities available for sale	618,601	656,852	(38,251)	(5.82)%
Deposits	1,503,972	1,542,725	(38,753)	(2.51)%
Total assets	1,655,370	1,677,551	(22,181)	(1.32)%
Stockholders' equity	140,522	122,687	17,835	14.54 %

Loans, net of unearned income and deferred fees and costs and the ACLL, grew slightly when December 31, 2023 is compared with December 31, 2022. The Company is positioned to continue to make every loan that meets its underwriting standards.

Securities available for sale are reported at fair value, which moves inversely to interest rate changes. The Federal Reserve's interest rate increases during 2022 and 2023 reduced the fair value of the Company's securities portfolio, though the percentage of unrealized loss improved when December 31, 2023 is compared with December 31, 2022. The portfolio decreased during 2023 due to sales and maturities. Further detail is provided in the "Balance Sheet" section below.

Customer deposits decreased when December 31, 2023 is compared with December 31, 2022, as competition pressured deposits. The Company continues to closely monitor deposits and evaluate its pricing and retention strategy.

Total assets decreased from December 31, 2022 to December 31, 2023, primarily due to the decrease in the securities portfolio. Stockholders' equity increased from December 31, 2022 to December 31, 2023 due to improvements in accumulated other comprehensive loss related to the market value of securities.

Summary Asset Quality

Key indicators of the Company's asset quality are presented in the following table as of the dates indicated:

	December 31,	
	2023	2022
Nonaccrual loans	$ 2,629	$ 2,847
Loans past due 90 days or more and accruing	188	8
Other real estate owned	-	662
ACLL as a percentage of loans, net of unearned income and deferred fees and costs	1.06%	0.96%
Net charge-off ratio, net of unearned income and deferred fees and costs	0.02%	0.02%

The Company monitors asset quality indicators in managing credit risk and in determining the ACLL and provision for credit losses. When December 31, 2023 is compared with December 31, 2022, nonaccrual loans and other real estate owned ("OREO") improved, the net charge-off ratio remained the same, and accruing loans past due 90 days or more increased.

The Company believes that sufficient resources have been dedicated to resolving problem assets, and exposure to loss is somewhat mitigated by sufficient collateralization. More information about nonaccrual and past due loans is provided in Note 1 and Note 5 of Notes to Consolidated Financial Statements. The Company continues to carefully monitor risk levels within the loan portfolio.

Income Statement
The following provides information on the results of operations for the years ended December 31, 2023 and December 31, 2022.

Net Interest Income
The Company's primary source of revenue is net interest income, which is the difference between the interest and fees earned on loans and investments and the interest paid on customer deposits and other interest-bearing liabilities. Net interest income is affected by various factors, including the Federal Reserve's monetary policy, U.S. fiscal policy, competitive pressure, the level and composition of the interest-earning assets and the composition of interest-bearing liabilities. Changes in the Federal Reserve's target interest rate immediately affect the yield on the Company's interest-bearing deposits in correspondent banks and affect other interest-earning assets over time. The primary source of funds used to support the Company's interest-earning assets is deposits. When the interest rate environment changes, the Company assesses competition for deposits in determining changes to its offering rates.

The net interest margin for the year ended December 31, 2023 decreased when compared with the year ended December 31, 2022. Federal Reserve rate increases during 2022 and 2023 improved yields on interest-bearing deposits in correspondent banks, on adjustable-rate mortgage backed securities, and on loans originated or repriced since the Federal Reserve started to increase rates. In response to high levels of competition during 2023, the Company increased deposit rates, resulting in a higher cost of funds and compressed net interest margin for the year ended December 31, 2023, compared with the year ended December 31, 2022.

The frequency and/or magnitude of future changes in market interest are difficult to predict and may have a greater short-term impact on net interest income than adjustments by management. Please refer to the section titled "Analysis of Changes In Interest Income and Interest Expense" for further information related to rate and volume changes.

Analysis of Net Interest Earnings
The following table shows the major categories of interest-earning assets and interest-bearing liabilities, the interest earned or paid, the average yield or rate on the daily average balance outstanding, net interest income and net yield on average interest-earning assets for the years indicated.

	December 31, 2023			December 31, 2022		
	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
Interest-earning assets:						
Loans [1][2][3][4]	$ 851,221	$ 39,320	4.62%	$ 833,226	$ 34,579	4.15%
Taxable securities, at amortized cost[5]	652,477	16,536	2.53%	669,515	12,788	1.91%
Nontaxable securities, at amortized cost [2]	65,309	1,885	2.89%	75,487	2,308	3.06%
Interest-bearing deposits	37,660	1,982	5.26%	88,963	1,353	1.52%
Total interest-earning assets	$ 1,606,667	$ 59,723	3.72%	$ 1,667,191	$ 51,028	3.06%
Interest-bearing liabilities:						
Interest-bearing demand deposits	$ 826,112	$ 15,515	1.88%	$ 910,989	$ 2,794	0.31%
Savings deposits	195,592	746	0.38%	216,414	148	0.07%
Time deposits	150,395	4,989	3.32%	77,686	141	0.18%
Borrowings	6,198	300	4.84%	-	-	-
Total interest-bearing liabilities	$ 1,178,297	$ 21,550	1.83%	$ 1,205,089	$ 3,083	0.26%
Net interest income[2] and interest rate spread		$ 38,173	1.89%		$ 47,945	2.80%
Net yield on average interest-earning assets			2.38%			2.88%

(1) Loans are net of unearned income and deferred fees and costs. Loans include loans held in portfolio and loans held for sale.
(2) Interest on nontaxable loans and securities is computed on an FTE basis using a Federal income tax rate of 21%.
(3) Net loan fees included in interest income in 2023 were $214. Net loan fees included in interest income in 2022 were $230.
(4) Nonaccrual loans are included in average balances for yield computations.
(5) Includes restricted stock.

The following table reconciles net interest income on an FTE basis to net interest income on a GAAP basis for the years indicated.

	December 31,			
	2023		**2022**	
Net interest income, GAAP	$	**37,283**	$	47,026
FTE adjustment		**890**		919
Net interest income, FTE	$	**38,173**	$	47,945

Analysis of Changes in Interest Income and Interest Expense

The following table sets forth a summary of the changes in interest income and interest expense resulting from changes in average asset and liability balances (volume) and changes in average interest rates (rate), when the year ended December 31, 2023 is compared with the year ended December 31, 2022, and the year ended December 31, 2022 is compared with the year ended December 31, 2021.

	2023 Over 2022						2022 Over 2021					
	Increase (Decrease) Due to Changes in:						Increase (Decrease) Due to Changes in:					
	Rates[2]		Volume[2]		Net Dollar Change		Rates[2]		Volume[2]		Net Dollar Change	
Interest income: [1]												
Loans	$	**3,981**	$	**760**	$	**4,741**	$	(2,631)	$	1,969	$	(662)
Taxable securities		**4,081**		**(333)**		**3,748**		2,340		2,488		4,828
Nontaxable securities		**(124)**		**(299)**		**(423)**		(126)		(143)		(269)
Interest-bearing deposits		**1,773**		**(1,144)**		**629**		1,257		(74)		1,183
Interest income on interest-earning assets	$	**9,711**	$	**(1,016)**	$	**8,695**	$	840	$	4,240	$	5,080
Interest expense:												
Interest-bearing demand deposits	$	**13,005**	$	**(284)**	$	**12,721**	$	(175)	$	312	$	137
Savings deposits		**613**		**(15)**		**598**		(47)		21		(26)
Time deposits		**4,599**		**249**		**4,848**		(102)		(24)		(126)
Short-term borrowings		**-**		**300**		**300**		-		-		-
Interest expense on interest-bearing liabilities	$	**18,217**	$	**250**	$	**18,467**	$	(324)	$	309	$	(15)
Net interest income	$	**(8,506)**	$	**(1,266)**	$	**(9,772)**	$	1,164	$	3,931	$	5,095

(1) FTE basis using a Federal income tax rate of 21%.
(2) Variances caused by the change in rate multiplied by the change in volume have been allocated to rate and volume changes proportional to the relationship of the absolute dollar amounts of the change in each.

2023 over 2022

The rising rate environment increased total interest income and, to a greater extent, total interest expense when 2023 is compared with 2022. A portion of the Company's taxable securities portfolio is subject to monthly repricing, while many of the Company's loans are adjustable with repricing dates in the future. Increases to interest income from rates were partially offset by lower volume of securities from sales and maturities, and lower volume of interest-bearing deposits due to lower customer deposits. Special offering rates on time deposits attracted deposits from existing non-time deposit products and from outside competitors.

2022 over 2021

The Federal Reserve's interest rate increases in 2022 benefitted adjustable taxable securities but did not result in increased interest income on other interest earning assets, when the year ended December 31, 2022 is compared with the year ended December 31, 2021. Rate-related income on loans fell when the year ended December 31, 2022 is compared with the year ended December 31, 2021 due to PPP fees received during 2021. Interest rate increases did not meaningfully impact deposit competition or pricing during 2022. Higher deposit volume was mitigated by lower deposit offering rates, when the years ended December 31, 2022 and 2021 are compared.

Interest Rate Sensitivity

Interest rate risk is the risk to earnings or capital arising from movements in market interest rates. When interest-earning assets and interest-bearing liabilities reprice at different times or in different degrees or when call options are exercised, in response to change in market interest rates, future net interest income is impacted. When interest-earning assets mature or re-price more quickly than interest-bearing liabilities, the balance sheet is considered "asset sensitive". An asset sensitive position will produce relatively more net interest income when interest rates rise and less net interest income when rates decline. Conversely, when interest-bearing liabilities mature or re-price more quickly than interest-earning assets in a given period, the balance sheet is considered "liability sensitive". A liability sensitive position will produce relatively more net interest income when interest rates fall and less net interest income when rates increase.

The Company considers interest rate risk to be a significant risk and manages its exposure through policies approved by its Asset Liability Committee ("ALCO") and Board of Directors. ALCO reviews periodic reports of the Company's interest rate risk position, including results of simulation analysis. Simulation analysis applies interest rate shocks, hypothetical immediate shifts in interest rates, to the Company's financial instruments and determines the impact to projected one-year net interest income and other key measures. The following table shows the results of rate shocks on net interest income projected for one year from the reporting date. For purposes of this analysis, noninterest income and expenses are assumed to be flat.

Rate Shift (basis points)	Change in Projected Net Interest Income as of December 31,	
	2023	2022
300	**-10.6%**	-10.7%
200	**-6.8%**	-7.0%
100	**-3.2%**	-3.4%
(-)100	**8.4%**	1.3%
(-)200	**15.7%**	0.6%
(-)300	**22.1%**	-1.78%

Results of the net interest income simulation indicate that the Company is liability sensitive as of December 31, 2023 and December 31, 2022. The simulation process requires certain estimates and assumptions including, but not limited to, asset growth, the mix of assets and liabilities, the interest rate environment and local and national economic conditions. Asset growth and the mix of assets can, to a degree, be influenced by management. Other areas, such as the interest rate environment and economic factors, cannot be controlled. In addition, competitive pressures can make it difficult to price deposits and loans in a manner that optimally minimizes interest rate risk. Actual results will differ from simulated results due to the timing, magnitude, and frequency of interest rate changes; changes in market conditions and customer behavior; and changes in management strategies.

While the asset/liability management program is designed to protect the Company over the long term, it does not provide near-term protection from interest rate shocks, as interest rate sensitive assets and liabilities do not by their nature move up or down in tandem in response to changes in the overall rate environment. The Company's profitability in the near-term may be temporarily negatively affected in a period of rapidly rising or rapidly falling rates, because it takes some time for the Company's portfolio to reflect changes to offering rates in response to a new interest rate environment.

(Recovery of) Provision for Credit Losses

The calculation of the ACLL resulted in a recovery of previously recognized provision of $1,278 on funded loans and a provision of $17 for unfunded loan balances, for a net recovery of $1,261 for the year ended December 31, 2023. For the year ended December 31, 2022, the Company recorded a provision of $706. The recovery in 2023 reflects an improvement in factors and economic conditions detailed in "Balance Sheet – Loans – Allowance for Credit Losses" below. The provision in 2022 was the result of loan portfolio growth. More information about the ACLL is provided in Notes 1 and 5 of Notes to Consolidated Financial Statements.

Noninterest Income

The following table presents the Company's noninterest income for the years indicated.

| | Year Ended December 31, | | Change | |
	2023	2022	Dollar	Percent
Service charges on deposits	$ 2,518	$ 2,425	$ 93	3.84 %
Other service charges and fees	297	214	83	38.79 %
Credit and debit card fees, net	1,678	1,916	(238)	(12.42)%
Trust income	1,901	1,817	84	4.62 %
Gain on sale of mortgage loans	107	157	(50)	(31.85)%
BOLI income	2,026	958	1,068	111.48 %
Gain on sale of investment	2,971	-	2,971	N/M
Gain on sale of private equity investment	232	3,823	(3,591)	(93.93)%
Other income	961	1,091	(130)	(11.92)%
Realized securities losses, net	(3,332)	-	(3,332)	N/M
Total noninterest income	$ 9,359	$ 12,401	$ (3,042)	(24.53)%

Service charges on deposit accounts increased when the year ended December 31, 2023 is compared with the year ended December 31, 2022, primarily due to fees generated from increased customer use of the Bank's overdraft program. Service charges on deposit accounts also include account maintenance fees, ATM fees and wire transfer fees.

Other service charges and fees increased when 2023 is compared with 2022, reflecting a loan transaction-related fee recorded during 2023. Other service charges and fees also include charges for official checks, income from the sale of checks to customers, safe deposit box rent, and income from commissions on the sale of credit life, accident and health insurance.

Decreased transaction volume lowered credit and debit card fees when the year ended December 31, 2023 is compared with the year ended December 31, 2022. Credit and debit card fees are presented net of certain processing expenses and are dependent on the volume of transactions.

Trust income increased when the year ended December 31, 2023 is compared with the year ended December 31, 2022. Trust fees are generated from a number of different types of accounts, including estates, personal trusts, employee benefit trusts, investment management accounts, attorney-in-fact accounts and guardianships. Trust income varies depending on the number and type of accounts under management and financial market conditions.

The Federal Reserve's rate increases in 2023 constrained demand for consumer real estate purchase and refinance activity, decreasing income from the sale of mortgage loans when compared to 2022.

BOLI income increased when 2023 is compared with 2022, due to a gain of $1,044 for settlement of a policy during 2023.

During 2023, the Company sold its VISA Class B securities, recognizing a gain of $2,971.

During 2022, the Company recorded a gain on the sale of a private equity investment in Infinex Investments, Inc. when its shares were acquired by Osaic, Inc. Infinex, and now Osaic, provide investment services to NBFS. During 2023, the Company recognized income of $232 upon receipt of a contract contingency payment associated with the 2022 transaction.

Other income includes dividends and increases in the Company's equity-method investments, which were lower for 2023 when compared with 2022. Other income also includes revenue from investment and insurance sales, which increased when the year ended December 31, 2023 is compared with the year ended December 31, 2022.

The Company recorded a net loss on the sale of securities during 2023, discussed in further detail under the "Securities" section below.

Noninterest Expense

The following table presents the Company's noninterest expense for the years indicated.

	Year Ended December 31,		Change			
	2023	2022	Dollar		Percent	
Salaries and employee benefits	**$ 17,318**	$ 16,519	$	799	4.84	%
Occupancy, furniture and fixtures	**2,005**	1,934		71	3.67	%
Data processing and ATM	**3,549**	3,186		363	11.39	%
FDIC assessment	**749**	477		272	57.02	%
Net costs of other real estate owned	**31**	325		(294)	(90.46)	%
Franchise taxes	**1,422**	1,483		(61)	(4.11)	%
Professional services	**1,739**	999		740	74.07	%
Other operating expenses	**2,415**	2,035		380	18.67	%
Total noninterest expense	**$ 29,228**	$ 26,958	$	2,270	8.42	%

Salaries and employee benefits expense, which includes payroll taxes, health insurance, contributions to the employee stock ownership plan and employee 401(k), pension expense, incentives and salary continuation increased when 2023 is compared with 2022. The Company increased its base compensation during 2022 in order to attract and retain talent, which is reflected in 2023 results.

When the year ended December 31, 2023 is compared with the year ended December 31, 2022, occupancy, furniture and fixtures expense and data processing and ATM expense increased due to ATM upgrades and higher maintenance costs.

FDIC assessment expense increased from 2022 to 2023, due to an industry-wide assessment increase implemented by the FDIC.

Net costs of OREO include write-downs, maintenance costs, and net gains or losses on the sale of OREO property. This expense category varies with the number of foreclosed properties owned by NBB and with the costs associated with each. During 2022, the Company recorded a write-down of $295 to reflect reduction in list price taken as part of a marketing strategy.

Franchise tax expense decreased from 2022 to 2023. Franchise taxes are levied by the states in which NBB operates and are based upon NBB's total equity at the prior year-end, adjusted for real estate taxes and certain other items.

Professional services include legal and other expenses for the Company's response to a threatened proxy contest from an activist shareholder during 2023, which totaled $786. The Company does not anticipate any further material expense for this matter.

Other operating expenses increased when the years ended December 31, 2023 and 2022 are compared. The category of other operating expenses includes expense for stationery and supplies, telephone costs, non-service pension cost and charitable donations. Non-service pension cost is determined by actuarial assumptions and projections and increased $348 from 2022. For more information on non-service pension cost, please refer to Note 8 of Notes to Consolidated Financial Statements.

Included within other operating expense and data processing and ATM expense are expenses related to cybersecurity. These expenses include testing and vulnerability assessment, technological defenses, insurance and employee training. The cost of these measures was $529 for 2023 and $418 for 2022.

Income Taxes

Income tax expense for 2023 was $2,984 compared to $5,831 in 2022. The Company's statutory tax rate was 21% for each year. The Company's effective tax rates for 2023 and 2022 were 15.98% and 18.36%, respectively. The Company's effective tax rate is lower than the statutory rate of 21% due to investments in tax-advantaged loans and securities, and in 2023, the tax-exempt gain from settlement of a BOLI policy. See Note 9 of Notes to Consolidated Financial Statements for information relating to income taxes.

Balance Sheet

The following provides information on the Company's financial position as of December 31, 2023 and December 31, 2022.

Loans

The Company's loan categorization reflects its approach to loan portfolio management and includes six groups. Real estate construction loans include construction loans for residential and commercial properties, as well as land. Consumer real estate loans include conventional and junior lien mortgages, equity lines and investor-owned residential real estate. Commercial real estate loans are comprised of owner-occupied and leased nonfarm, nonresidential properties, multi-family residence loans and farmland. Commercial non-real estate loans include agricultural loans, operating capital lines and loans secured by capital assets. Public sector and industrial development authority ("IDA") loans are extended to municipalities. Consumer non-real estate loans include automobile loans, personal loans, credit cards and consumer overdrafts.

A. Maturities and Interest Rate Sensitivities

The following table presents maturities and interest rate sensitivities for total loans, loans with predetermined interest rates and loans with adjustable interest rates as of the dates indicated. Predetermined interest rates do not adjust throughout the life of the loan. Loans are presented on a gross basis.

	December 31, 2023				
	< 1 Year	1 – 5 Years	6-15 Years	>15 Years	Total
Total loans:					
Real estate construction	$ 21,507	$ 4,668	$ 9,322	$ 19,882	$ 55,379
Consumer real estate	2,877	9,876	62,594	166,217	241,564
Commercial real estate	6,354	6,667	91,762	314,347	419,130
Commercial non-real estate	8,432	29,367	3,458	298	41,555
Public sector and IDA	-	8,970	32,153	19,428	60,551
Consumer non-real estate	11,745	25,883	1,289	79	38,996
Total loans	$ 50,915	$ 85,431	$ 200,578	$ 520,251	$ 857,175
Loans with predetermined interest rates:					
Real estate construction	$ 10,553	$ 3,629	$ 118	$ 3,253	$ 17,553
Consumer real estate	-	-	-	-	-
Commercial real estate	2,432	917	3,521	-	6,870
Commercial non-real estate	1,936	22,158	1,224	-	25,318
Public sector and IDA	-	-	-	-	-
Consumer non-real estate	-	-	-	-	-
Total loans with predetermined interest rates	$ 14,921	$ 26,704	$ 4,863	$ 3,253	$ 49,741
Loans with adjustable interest rates:					
Real estate construction	$ 10,954	$ 1,039	$ 9,204	$ 16,629	$ 37,826
Consumer real estate	2,877	9,876	62,594	166,217	241,564
Commercial real estate	3,922	5,750	88,241	314,347	412,260
Commercial non-real estate	6,496	7,209	2,234	298	16,237
Public sector and IDA	-	8,970	32,153	19,428	60,551
Consumer non-real estate	11,745	25,883	1,289	79	38,996
Total loans with adjustable interest rates	$ 35,994	$ 58,727	$ 195,715	$ 516,998	$ 807,434

B. Modifications

In the ordinary course of business the Company modifies loan terms on a case-by-case basis for a variety of reasons. Modifications may include rate reductions, payment extensions of varying lengths of time, a change in amortization term or method or other arrangements. Modifications to consumer loans generally involve short-term payment extensions to accommodate specific, temporary circumstances. Modifications to commercial loans may include, but are not limited to, changes in interest rate, maturity, amortization and financial covenants.

The Company reviews modifications to determine whether the borrower is experiencing financial difficulty, including indicators of default, bankruptcy, going concern, insufficient projected cash flows and inability to obtain financing from other sources. If a modification is made to a borrower experiencing financial difficulty, the loan's risk rating is downgraded to special mention or classified, resulting in individual evaluation for the ACL. During the year ended December 31, 2023, the Company modified one loan totaling $6,396 for a borrower who was experiencing financial difficulty. The loan was individually evaluated for the ACLL as of December 31, 2023. During the twelve month period ended December 31, 2022, no loans were modified for borrowers experiencing financial difficulty.

The following table presents the amortized cost basis as of December 31, 2023 of the loan modified for a borrower experiencing financial difficulty.

		Interest Only Payments	
	Amortized Cost Basis	**% of Portfolio**	**Financial Effect**
Commercial Real Estate			
Commercial real estate owner-occupied	$ 6,396	5.46%	6 months of interest only payments, after which remaining balance will be re-amortized to the contractual maturity date.

The Company closely monitors the performance of the loans that are modified for borrowers experiencing financial difficulty. The loan presented above is in current status as of December 31, 2023. The Company analyzed its modified loan portfolio for loans that defaulted during the 12 month period ended December 31, 2023, and that were modified within 12 months prior to default. The Company designates three circumstances that indicate default: one or more payments that occur more than 90 days past the due date, charge-off, or foreclosure after the date of modification. There were no loans previously modified that defaulted during the year ended December 31, 2023.

Modifications for Borrowers Who Were Not Experiencing Financial Difficulty
During the years ended December 31, 2023 and 2022, the Company modified loans in the normal course of business for borrowers who were not experiencing financial difficulty. During the 2023, the Company modified 757 loans totaling $89,006. During 2022, the Company provided modifications for competitive purposes to 840 loans totaling $120,241.

C. Summary of Loan Loss Experience
The following table provides information about the allowance for credit losses on loans, nonperforming assets and accruing loans past due 90 days or more as of the dates indicated:

	December 31,			
	2023		**2022**	
ACLL	$	9,094	$	8,225
Total loans, net of unearned income and deferred fees		856,646		852,744
ACLL to loans, net of unearned income and deferred fees and costs		1.06%		0.96%
Nonaccrual loans	$	2,629	$	2,847
Other real estate owned, net		-		662
Total nonperforming assets	$	2,629	$	3,509
Nonperforming loans to total loans, net of unearned income and deferred fees and costs		0.31%		0.33%
ACLL to nonperforming loans		345.91%		288.90%
Nonperforming assets to loans, net of unearned income and deferred fees and costs, plus other real estate owned		0.31%		0.41%
ACLL to nonperforming assets		345.91%		234.40%
Accruing loans past due 90 days or more	$	188	$	8

More information about the level and calculation methodology of the allowance for credit losses on loans is provided in the sections "Allowance for Credit Losses on Loans" as well as Notes 1 and 5 of Notes to Consolidated Financial Statements.

D. Analysis of Net Charge-Offs

The following tables show net charge-offs, average loan balance and the percentage of charge-offs to average loan balance for each of the Company's loan segments at the end of each period. Average loans are presented net of unearned income and net deferred fees.

December 31, 2023	Net Charge-Offs (Recoveries)	Average Loans	Percentage of Net Charge-Offs (Recoveries) to Average Loans
Real estate construction	$ -	$ 58,214	-
Consumer real estate	(86)	226,555	(0.04)%
Commercial real estate	(45)	428,757	(0.01)%
Commercial non-real estate	208	50,529	0.41 %
Public Sector and IDA	-	51,278	-
Consumer non-real estate	118	35,754	0.33 %
Total	$ 195	$ 851,087	0.02 %

December 31, 2022	Net Charge-Offs (Recoveries)	Average Loans	Percentage of Net Charge-Offs (Recoveries) to Average Loans
Real estate construction	$ -	$ 62,197	-
Consumer real estate	(16)	213,578	(0.01)%
Commercial real estate	(49)	422,259	(0.01)%
Commercial non-real estate	(9)	53,742	(0.02)%
Public Sector and IDA	-	48,112	-
Consumer non-real estate	229	33,183	0.69 %
Total	$ 155	$ 833,071	0.02 %

The Company charges off commercial real estate loans at the time that a loss is confirmed. When delinquency status or other information indicates that the borrower will not repay the loan, the Company considers collateral value based upon a current appraisal or internal evaluation. Any loan amount in excess of collateral value is charged off and the collateral is taken into OREO.

E. Allowance for Credit Losses on Loans

The Company adopted the CECL model on January 1, 2023, resulting in an increase to the ACLL of $2,342, from $8,225 at December 31, 2022. For information on the Company's policies on the ACLL, please refer to Note 1 and Note 5 of Notes to Consolidated Financial Statements. For information on the Company's application of previous GAAP in determining the ACLL, please refer to the Company's 2022 Form 10-K, Note 1: Summary of Significant Accounting Policies.

The Company's risk analysis under the CECL model at December 31, 2023 determined an ACLL of $9,094, or 1.06% of loans net of unearned income and deferred fees and costs. This compares with an allowance of $8,225 as of December 31, 2022, or 0.96% of loans. To determine the appropriate level of the ACLL, the Company considers credit risk for individually evaluated loans and for groups of loans evaluated collectively.

Individually Evaluated Loans

Individually evaluated loans were $10,544 as of December 31, 2023, an increase from $3,032 as of December 31, 2022. The increase was due to a change in the way that the Company identifies individually evaluated loans under CECL. Please refer to Note 1 of Notes to Consolidated Financial Statements for information on the Company's identification of individually evaluated loans. As of December 31, 2023, three individually evaluated loans were collateral dependent but were adequately collateralized and did not result in an individual allocation. The remaining individually evaluated loans were measured using the discounted cash flow method, resulting in an allocation of $572.

Collectively Evaluated Loans

Collectively evaluated loans totaled $846,631, with an ACLL of $8,522 as of December 31, 2023. At December 31, 2022, collectively evaluated loans totaled $850,161, with an allowance of $8,225.

Collectively evaluated loans are divided into pools based upon risk characteristics. Utilizing historical loss information, the Company calculates a probability of default and loss given default for each pool, which is adjusted for a reasonable and supportable forecast. Loan pools are allocated additional loss estimates based upon the Company's analysis of qualitative factors including economic measures, asset quality indicators, loan characteristics, and changes to internal Company policies and management.

Reasonable and Supportable Forecast

To estimate cash flows, the Company adjusted its historical loss information with a forecast of the national unemployment rate. The Company determined that 12 months represents a reasonable and supportable forecast period as of December 31, 2023, and set a period of 12 months to revert to historical losses on a straight-line basis. The forecast applied at December 31, 2023 projects that unemployment will rise over the next 12 months, but to a smaller extent than the forecast applied as of December 31, 2022. The lower unemployment forecast reduced the required level of the ACLL when December 31, 2023 is compared with December 31, 2022.

Qualitative Factors: Economic

The Company sources economic data pertinent to its market from the most recently available publications, including business and personal bankruptcy filings, the residential vacancy rate and the inventory of new and existing homes.

Higher bankruptcy filings indicate heightened credit risk and increase the ACLL, while lower bankruptcy filings have a beneficial impact on credit risk. Compared with data available at December 31, 2022, business bankruptcy filings decreased slightly while personal bankruptcy filings increased slightly.

Residential vacancy rates and housing inventory impact the Company's residential construction customers and the consumer real estate market. Higher levels increase credit risk. The residential vacancy rate available at December 31, 2023 improved from the data incorporated into the December 31, 2022 calculation, resulting in a lower allocation. Housing data available as of December 31, 2023 showed higher inventory than at December 31, 2022, resulting in a higher allocation.

Qualitative Factors: Asset Quality Indicators

Accruing past due loans are analyzed at the class level and compared with previous levels. Increases in past due loans indicate heightened credit risk. Accruing loans past due 30-89 days were 0.19% of total loans at December 31, 2023, an increase from 0.16% at December 31, 2022.

Qualitative Factors: Other Considerations

The Company considers other factors that impact credit risk, including the interest rate environment, the competitive, legal and regulatory environments, changes in lending policies and loan review, changes in lending management, and high risk loans.

The interest rate environment impacts variable rate loans. The Federal Reserve's aggressive interest rate increases beginning in March 2022 have increased payments on certain adjustable rate loans, which may increase credit risk. The Company allocates additional reserve each time the Federal Reserve increases rates. After the rate increase has been in effect for one year, the allocation may be removed under the assumption that the impact of the change has become integrated to the portfolio. For the calculation as of December 31, 2023, the Company removed allocations for interest rate increases that occurred between March and December 2022.

The competitive, legal and regulatory environments were evaluated for changes that would affect credit risk. Higher competition for loans increases credit risk, while lower competition decreases credit risk. Competition remained at similar levels to those at December 31, 2022. The legal and regulatory environments also remain in a similar posture to December 31, 2022.

Lending policies, loan review procedures and management's experience influence credit risk. Except for the adoption of CECL, policies and procedures remain similar to those at December 31, 2022. The Company recorded allocation for the retirement of a long-term credit administration manager in the third quarter.

Levels of high risk loans are considered in the determination of the level of the ACLL. A decrease in the level of high risk loans within a class decreases the required allocation for the loan class, and an increase in the level of high risk loans within a class increases the required allocation for the loan class. Total high risk loans increased from the level at December 31, 2022, resulting in an increased allocation.

Unallocated Surplus

The unallocated surplus as of December 31, 2023 is $350, or 4.00% in excess of the calculated requirement. The unallocated surplus at December 31, 2022 was $179, or 2.23% in excess of the calculated requirement. The surplus provides some mitigation of current economic uncertainty that may impact credit risk.

Conclusion

The calculation of the appropriate level for the ACLL incorporates analysis of multiple factors and requires management's prudent and informed judgment. The Company augmented the calculated requirement with an unallocated surplus. Based on analysis of historical indicators, asset quality and economic factors, management believes the level of ACLL is reasonable for the credit risk in the loan portfolio as of December 31, 2023.

Please refer to Note 5 of Notes to Consolidated Financial Statements for further information on collectively evaluated loans, individually evaluated impaired loans and the unallocated portion of the allowance for credit losses on loans.

G. Allocation of the Allowance for Credit Losses on Loans

The allowance for credit losses on loans has been allocated according to the amount deemed necessary to provide for anticipated losses within the categories of loans as of the dates indicated. Loans are presented net of unearned income and net deferred fees and costs. The following table presents information on the ACLL as of the dates indicated:

	December 31, 2023			December 31, 2022		
	Allowance Amount	Percent of Loans to Total Loans	Percent of Allowance to Loans	Allowance Amount	Percent of Loans to Total Loans	Percent of Allowance to Loans
Real estate construction	$ 408	6.45%	0.74%	$ 450	6.40%	0.82%
Consumer real estate	3,162	28.20%	1.31%	2,199	25.93%	0.99%
Commercial real estate	3,576	48.92%	0.85%	3,642	51.33%	0.83%
Commercial non-real estate	682	4.85%	1.64%	930	6.76%	1.61%
Public sector and IDA	333	7.07%	0.55%	319	5.64%	0.66%
Consumer non-real estate	583	4.51%	1.51%	506	3.94%	1.50%
Unallocated	350	-	-	179	-	-
	$ 9,094	100.00%	1.06%	$ 8,225	100.00%	0.96%

Securities

The Company's securities are designated as available for sale and as such, are reported at fair value. The following table presents information on securities available for sale as of the dates indicated.

			Change	
	December 31, 2023	December 31, 2022	Dollar	Percent
Securities available for sale at amortized cost	$ 697,786	$ 759,917	$ (62,131)	(8.18)%
Unrealized loss, net	(79,185)	(103,065)	23,880	23.17 %
Securities available for sale	$ 618,601	656,852	(38,251)	(5.82)%

The securities portfolio is subject to the volatility and risk in the financial markets. The risk in financial markets, including interest rate risk and credit risk, affects the Company in the same way that it affects other institutional and individual investors. The fair value of available for sale securities is reflected on the Company's balance sheet. The unrealized loss in the Company's investment portfolio is due to interest rate risk, the result of increases in the Federal Reserve's target interest rate during 2022 and 2023. The Company's Asset Liability Management Committee is closely monitoring all of the Company's financial assets and liabilities in order to manage interest rate risk.

As part of its interest rate risk management, the Company periodically evaluates its position in financial assets. During the first half of 2023, the Company strategically selected and sold securities with an amortized cost of $46,850, realizing a loss of $3,332. The strategy for the sales prioritized enhancement of long-term earnings. Though not a primary objective, proceeds from the sales also bolstered liquidity.

Credit risk in the Company's investment portfolio is evaluated on an individual security basis. The Company's investment portfolio includes corporate bonds. If the corporate issuers were to default, there could be a delay in the payment of interest, or there could be a loss of principal and accrued interest. To date, there have been no defaults in any of the corporate bonds held in the portfolio. The Company's investment portfolio also contains a large percentage of municipal bonds. If economic forces reduce the ability of states and municipalities to make scheduled principal and interest payments on their outstanding indebtedness, or if their income from taxes and other sources declines significantly, states and municipalities could default on their bond obligations. There have been no defaults among the municipal bonds in the Company's investment portfolio. As of December 31, 2023, there are no credit risk concerns with any of the Company's securities.

The majority of mortgage-backed securities and collateralized mortgage obligations were backed by U.S. government agencies. Certain holdings are required to be periodically subjected to the FFIEC's high risk mortgage security test. These tests address possible fluctuations in the average life and variances caused by the change in rate times the change in volume that have been allocated to rate and volume changes proportional to the relationship of the absolute dollar amounts of the change in each.

In making investment decisions, management follows internal policy guidelines that help to limit risk by specifying parameters for both security quality and industry and geographic concentrations. Management regularly monitors the quality of the investment portfolio as part of its risk management function. An allowance for credit risk will be recorded if analysis indicates the presence of credit risk.

Additional information about securities available for sale can be found in Note 3 of Notes to Consolidated Financial Statements.

Deposits

The following table presents deposits by category as of the dates indicated:

	December 31, 2023	December 31, 2022	Change Dollar	Percent
Noninterest-bearing demand deposits	$ 281,215	$ 327,713	$ (46,498)	(14.19)%
Interest-bearing demand deposits	821,661	933,269	(111,608)	(11.96)%
Saving deposits	177,856	214,114	(36,258)	(16.93)%
Time deposits	223,240	67,629	155,611	230.10 %
Total deposits	$ 1,503,972	$1,542,725	$ (38,753)	(2.51)%

Deposits, including noninterest-bearing demand deposits, interest-bearing deposits and interest-bearing time deposits are obtained in the Company's markets through traditional marketing techniques. The Company's deposits do not include any brokered deposits. Competition for deposits began impacting the Company during the latter part of 2022 and continued during 2023. The Company implemented competitive pricing on CDs, raised offering rates on other deposits and negotiated with depositors to strengthen the deposit base, at costs well below the cost of borrowing.

A. Average Amounts of Deposits and Average Rates Paid

Average amounts and average rates paid on deposit categories during the periods indicated are presented below:

	Year Ended December 31,			
	2023		2022	
	Average Amounts	Average Rates Paid	Average Amounts	Average Rates Paid
Noninterest-bearing demand deposits	$ 299,748	-	$ 338,269	-
Interest-bearing demand deposits	826,112	1.88%	910,989	0.31%
Savings deposits	195,592	0.38%	216,414	0.07%
Time deposits	150,395	3.32%	77,686	0.18%
Average total deposits	$ 1,471,847	1.44%	$ 1,543,358	0.20%

B. Uninsured Deposits

FDIC insurance covers deposits of up to $250 per depositor. As of December 31, 2023, $672,063 of the Bank's deposits were uninsured. Municipal deposits, which account for 25.43% of the Company's deposits, have additional security from bonds pledged as collateral, in accordance with state regulation. Of the Company's non-municipal deposits, 19.65% are uninsured.

The following table presents time deposits that exceed $250 as of the date indicated.

	December 31, 2023				
	3 Months or Less	Over 3 Months Through 6 Months	Over 6 Months Through 12 Months	Over 12 Months	Total
Total time deposits exceeding $250	$ 37,206	$ 12,306	$ 8,464	$ 3,551	$ 61,527

Derivatives and Market Risk Exposures

The Company engages in derivative financial instruments associated with its secondary market operation, recorded within other assets and other liabilities. Please refer to Note 1 of Notes to Consolidated Financial Statements for information on derivative valuation. The Company is not a party to derivatives with off-balance sheet risks such as futures, forwards, swaps, and options.

The Company is a party to financial instruments with off-balance sheet risks such as commitments to extend credit, standby letters of credit, and recourse obligations in the normal course of business to meet the financing needs of its customers. See Note 13 of Notes to Consolidated Financial Statements for additional information relating to financial instruments with off-balance sheet risk. Management does not plan any future involvement in high risk derivative products.

The Company's investments in mortgage-backed securities are primarily through the Government National Mortgage Association and Federal National Mortgage Association. See Note 3 of Notes to Consolidated Financial Statements for information on securities.

The Company's securities and loans are subject to credit and interest rate risk, and its deposits are subject to interest rate risk. Management considers credit risk when a loan is granted and monitors credit risk after the loan is granted. The Company maintains an allowance for credit losses to absorb losses in the collection of its loans. See Note 5 of Notes to Consolidated Financial Statements for information relating to the allowance for credit losses on loans. See Note 14 of Notes to Consolidated Financial Statements for information relating to concentrations of credit risk.

The effects of changing interest rates are primarily managed through adjustments to the loan portfolio and deposit base, to the extent competitive factors allow. Adjustments for asset and liability management are made when securities are called or mature and funds are subsequently reinvested. Securities may be sold for reasons related to credit quality, to maintain compliance with regulatory limitations or for interest rate risk management. No trading activity is planned in the foreseeable future.

See Interest Rate Sensitivity for further details on asset liability management and Note 15 of Notes to Consolidated Financial Statements for information relating to fair value of financial instruments.

Liquidity

Liquidity measures the Company's ability to meet its financial commitments at a reasonable cost. Demands on the Company's liquidity include funding additional loan demand and accepting withdrawals of existing deposits. The Company has diverse liquidity sources, including customer and purchased deposits, customer repayments of loan principal and interest, sales, calls and maturities of securities, Federal Reserve discount window borrowing, short-term borrowing, and Federal Home Loan Bank of Atlanta ("FHLB") advances.

As of December 31, 2023, the Company had borrowing capacity of $301,020 from the FHLB and an unsecured federal funds line of credit with an unaffiliated bank of $10,000, with no amounts advanced against those lines. Additionally, the Company had $182,037 of borrowing capacity at the Federal Reserve discount window. Periodically during 2023, the Company accessed FHLB and Federal Reserve discount window borrowings to reinforce liquidity. The advances were fully repaid, due to the success of the Company's deposit strategy. As of December 31, 2023, the Company did not have purchased deposits, discount window borrowings or short-term borrowings.

The Company considers its security portfolio for typical liquidity needs, within accounting, legal and strategic parameters. Portions of the securities portfolio are pledged to meet state requirements for public funds deposits. Discount window borrowings also require pledged securities. Increased/decreased liquidity from public funds deposits or discount window borrowings results in increased/decreased liquidity from pledging requirements. The Company monitors public funds pledging requirements and unpledged available for sale securities accessible for liquidity needs.

Regulatory capital levels determine the Company's ability to use purchased deposits and the Federal Reserve discount window. As of December 31, 2023, the Company is considered well capitalized and does not have any restrictions on purchased deposits or borrowing ability at the Federal Reserve discount window.

The Company monitors factors that may increase its liquidity needs. Some of these factors include deposit trends, large depositor activity, maturing deposit promotions, interest rate sensitivity, maturity and repricing timing gaps between assets and liabilities, the level of unfunded loan commitments and loan growth. As of December 31, 2023, the Company's liquidity is sufficient to meet projected trends.

To monitor and estimate liquidity levels, the Company performs stress testing under varying assumptions on credit sensitive liabilities and the sources and amounts of balance sheet and external liquidity available to replace outflows. The Company's Contingency Funding Plan sets forth avenues for rectifying liquidity shortfalls. As of December 31, 2023, the analysis indicated adequate liquidity under the tested scenarios.

The Company utilizes several other strategies to maintain sufficient liquidity. Loan and deposit growth are managed to keep the loan to deposit ratio within the Company's internally-set target range. As of December 31, 2023, the loan to deposit ratio was 56.96%. The investment strategy takes into consideration the term of the investment, and securities in the available for sale portfolio are laddered based upon projected funding needs.

In the normal course of business, we enter into certain contractual obligations, including obligations to make future payments on lease arrangements, contractual commitments with depositors, and service contracts. The table below presents our significant contractual obligations as of the dates indicated, except for pension and other postretirement benefit plans, which are included in Note 8 of Notes to Consolidated Financial Statements.

| | | | Payments Due by Period | | | | | | |
December 31, 2023	Total		Less Than 1 Year		1-3 Years		4-5 Years		More Than 5 Years
Time deposits	$	223,240	$	214,393	$	4,941	$	-	$	3,906
Purchase obligations [1]		31,067		4,525		8,430		5,472		12,640
Operating leases		1,211		346		471		378		16
Total	$	255,518	$	219,264	$	13,842	$	5,850	$	16,562

(1) Includes contracts with a minimum annual payment of $100.

As of December 31, 2023, the Company was not aware of any other known trends, events or uncertainties that have or are reasonably likely to have a material impact on our liquidity. As of December 31, 2023, the Company has no material commitments for long-term debt or for capital expenditures, other than commitments for capital expenditures associated with building the Roanoke branch location.

Capital Resources

The following table presents components of stockholders' equity:

	December 31, 2023	December 31, 2022	Change Dollar	Change Percent
Common stock and additional paid in capital	$ 7,404	$ 7,362	$ 42	0.57 %
Retained earnings	197,984	199,091	(1,107)	(0.56)%
Accumulated other comprehensive loss, net	(64,866)	(83,766)	18,900	22.56 %
Total stockholders' equity	$ 140,522	$ 122,687	$ 17,835	14.54 %

Total stockholders' equity increased when December 31, 2023 is compared with December 31, 2022, due to improved market value of the securities portfolio reflected in accumulated other comprehensive loss. The largest component of stockholders' equity, retained earnings, decreased from December 31, 2022 to December 31, 2023 due to dividend payments and an adjustment for the adoption of Accounting Standards Update ("ASU") 2016-13, largely offset by net income.

The Company qualifies as a small bank holding company under the Federal Reserve's Small Bank Holding Company Policy Statement, which exempts bank holding companies with less than $3 billion in assets from reporting consolidated regulatory capital ratios and from minimum regulatory capital requirements. NBB is subject to various capital requirements administered by banking agencies, including an additional capital conservation buffer in order to make capital distributions or discretionary bonus payments. Risk-based capital ratios are calculated in compliance with OCC rules based on the Basel III Capital Rules and presented below.

	Ratios at December 31, 2023	Ratios at December 31, 2022	Regulatory Capital Minimum Ratios	Regulatory Capital Minimum Ratios with Capital Conservation Buffer
Total Capital Ratio	18.09 %	17.57%	8.00 %	10.50 %
Tier I Capital Ratio	17.23 %	16.81%	6.00 %	8.50 %
Common Equity Tier I Capital Ratio	17.23 %	16.81%	4.50 %	7.00 %
Leverage Ratio	11.05 %	10.50%	4.00 %	4.00 %

Off-Balance Sheet Arrangements

The Company's off-balance sheet arrangements as of December 31, 2023 are detailed in the table below. All are due in less than one year.

Payments Due by Period	Total	Less Than 1 Year
Commitments to extend credit	$ 220,656	$ 220,656
Standby letters of credit	20,711	20,711
Mortgage loans with potential recourse	7,325	7,325
Total	$ 248,692	$ 248,692

In the normal course of business the Company's banking affiliate extends lines of credit to its customers. The Bank also issues two types of standby letters of credit to customers: financial standby letters of credit that guarantee payment to facilitate customer purchases and performance letters of credit that guarantee payment if the customer fails to perform a specific obligation. Associated revenue from letters of credit was $51 in 2023. Amounts drawn upon these lines and letters of credit vary at any given time depending on the business needs of the customers. While it would be possible for customers to fully draw on approved lines of credit and for beneficiaries to call all letters of credit, historically this has not occurred. In the event of a sudden and substantial draw on these lines, the Company would manage liquidity using cash on hand, borrowing capacity, or sale of investments or loans.

The Company sells mortgages on the secondary market subject to recourse agreements. The mortgages originated must meet strict underwriting and documentation requirements for the sale to be completed. The Company estimates a potential loss reserve for recourse provisions. The amount is not material as of December 31, 2023. To date, no recourse provisions have been invoked.

Operating leases are for buildings used in the Company's day-to-day operations.

Recent Accounting Pronouncements

See Note 1 of Notes to Consolidated Financial Statements for information relating to recent accounting pronouncements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Not applicable.

Item 8. Financial Statements and Supplementary Data

Consolidated Balance Sheets

$ in thousands except per share data	December 31, 2023	December 31, 2022
Assets		
Cash and due from banks	$ 12,967	$ 12,403
Interest-bearing deposits	73,636	59,026
Securities available for sale, at fair value	618,601	656,852
Restricted stock, at cost	1,264	941
Mortgage loans held for sale	406	-
Loans:		
Real estate construction loans	55,379	54,579
Consumer real estate loans	241,564	221,052
Commercial real estate loans	419,130	437,888
Commercial non-real estate loans	41,555	57,652
Public sector and IDA loans	60,551	48,074
Consumer non-real estate loans	38,996	33,948
Total loans	857,175	853,193
Less unearned income and deferred fees and costs	(529)	(449)
Loans, net of unearned income and deferred fees and costs	856,646	852,744
Less allowance for credit losses	(9,094)	(8,225)
Loans, net	847,552	844,519
Premises and equipment, net	11,109	10,371
Accrued interest receivable	6,313	6,001
Other real estate owned, net	-	662
Goodwill	5,848	5,848
Bank-owned life insurance (BOLI)	43,583	43,312
Other assets	34,091	37,616
Total assets	$ 1,655,370	$ 1,677,551
Liabilities and Stockholders' Equity		
Noninterest-bearing demand deposits	$ 281,215	$ 327,713
Interest-bearing demand deposits	821,661	933,269
Savings deposits	177,856	214,114
Time deposits	223,240	67,629
Total deposits	1,503,972	1,542,725
Accrued interest payable	1,416	106
Other liabilities	9,460	12,033
Total liabilities	1,514,848	1,554,864
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, no par value, 5,000,000 shares authorized; none issued and outstanding	-	-
Common stock, $1.25 par value and additional paid in capital. Authorized 10,000,000 shares; issued and outstanding, 5,893,782 (including 4,095 unvested) shares as of December 31, 2023 and 5,889,687 as of December 31, 2022	7,404	7,362
Retained earnings	197,984	199,091
Accumulated other comprehensive loss, net	(64,866)	(83,766)
Total stockholders' equity	140,522	122,687
Total liabilities and stockholders' equity	$ 1,655,370	$ 1,677,551

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income

$ in thousands, except per share data

		Year Ended December 31,		
		2023		2022
Interest Income				
Interest and fees on loans	$	38,924	$	34,253
Interest on interest-bearing deposits		1,982		1,353
Interest and dividends on securities – taxable		16,536		12,788
Interest on securities – nontaxable		1,391		1,715
Total interest income		58,833		50,109
Interest Expense				
Interest on time deposits		4,989		141
Interest on other deposits		16,261		2,942
Interest on borrowings		300		-
Total interest expense		21,550		3,083
Net interest income		37,283		47,026
(Recovery of) provision for credit losses		(1,261)		706
Net interest income after (recovery of) provision for credit losses		38,544		46,320
Noninterest Income				
Service charges on deposit accounts		2,518		2,425
Other service charges and fees		297		214
Credit and debit card fees, net		1,678		1,916
Trust income		1,901		1,817
Gain on sale of mortgage loans		107		157
BOLI income		2,026		958
Gain on sale of investment		2,971		-
Gain on sale of private equity investment		232		3,823
Other income		961		1,091
Realized securities loss, net		(3,332)		-
Total noninterest income		9,359		12,401
Noninterest Expense				
Salaries and employee benefits		17,318		16,519
Occupancy, furniture and fixtures		2,005		1,934
Data processing and ATM		3,549		3,186
FDIC assessment		749		477
Net costs of other real estate owned		31		325
Franchise taxes		1,422		1,483
Professional services		1,739		999
Other operating expenses		2,415		2,035
Total noninterest expense		29,228		26,958
Income before income taxes		18,675		31,763
Income tax expense		2,984		5,831
Net income	$	15,691	$	25,932
Basic net income per common share	$	2.66	$	4.33
Fully diluted net income per common share	$	2.66	$	4.33
Dividends declared per common share	$	2.51	$	1.50

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)

$ in thousands	Year Ended December 31, 2023	2022
Net Income	$ 15,691	$ 25,932
Other Comprehensive Income (Loss), Net of Tax		
Unrealized holding gain (loss) on available for sale securities net of tax of $4,315 in 2023 and ($22,403) in 2022	16,233	(84,275)
Reclassification adjustment for loss included in net income, net of tax of $700 in 2023	2,632	-
Net pension gain arising during the period, net of tax of $9 in 2023 and $1,214 in 2022	35	4,567
Other comprehensive income (loss), net of tax of $5,024 in 2023 and ($21,189) in 2022	18,900	(79,708)
Total Comprehensive Income (Loss)	$ 34,591	$ (53,776)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

$ in thousands, except per share data	Common Stock and Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance as of December 31, 2021	$ 7,580	$ 188,229	$ (4,058)	$ 191,751
Net income	-	25,932	-	25,932
Other comprehensive loss, net of tax of ($21,189)	-	-	(79,708)	(79,708)
Cash dividends of $1.50 per share	-	(8,950)	-	(8,950)
Stock repurchase of 174,250 shares	(218)	(6,120)	-	(6,338)
Balance as of December 31, 2022	$ 7,362	$ 199,091	$ (83,766)	$ 122,687
Adoption of ASU 2016-13	-	(2,014)	-	(2,014)
Net income	-	15,691	-	15,691
Other comprehensive income, net of tax of $5,024	-	-	18,900	18,900
Cash dividends of $2.51 per share	-	(14,784)	-	(14,784)
Stock based compensation	42	-	-	42
Balance as of December 31, 2023	$ 7,404	$ 197,984	$ (64,866)	$ 140,522

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

$ in thousands

	Year Ended December 31,	
	2023	**2022**
Cash Flows from Operating Activities		
Net income	$ **15,691**	$ 25,932
Adjustment to reconcile net income to net cash provided by operating activities:		
(Recovery of) provision for credit losses	**(1,261)**	706
Deferred income tax expense (benefit)	**750**	(109)
Depreciation of premises and equipment	**754**	609
Amortization of premiums and accretion of discounts, net	**1,077**	1,257
Gain on disposal of fixed assets	**-**	(9)
Loss on sale of securities available for sale, net	**3,332**	-
(Gain) loss and write-down on other real estate owned	**(1)**	295
Loss on sale of repossessed items	**4**	-
Income on investment in BOLI	**(982)**	(958)
Gain on sale of mortgage loans held for sale	**(107)**	(157)
Origination of mortgage loans held for sale	**(7,624)**	(7,882)
Sale of mortgage loans held for sale	**7,325**	8,654
Equity-based compensation expense	**42**	-
Net change in:		
Accrued interest receivable	**(312)**	(897)
Other assets	**(1,721)**	(24)
Accrued interest payable	**1,310**	58
Other liabilities	**(2,754)**	2,025
Net cash provided by operating activities	**15,523**	29,500
Cash Flows from Investing Activities		
Proceeds from repayments of mortgage-backed securities	**12,984**	32,664
Proceeds from calls, sales and maturities of securities available for sale	**44,738**	5,970
Purchases of securities available for sale	**-**	(117,341)
Net change in restricted stock	**(323)**	(96)
Purchases of loan participations	**(7,997)**	(19,051)
Collections of loan participations	**7,200**	21,452
Loan originations and principal collections, net	**(3,594)**	(52,271)
Proceeds from disposal of other real estate owned	**663**	-
Proceeds from disposal of repossessed assets	**14**	-
Recoveries on loans charged off	**283**	212
BOLI settlement	**712**	-
Additions to premises and equipment	**(1,492)**	(1,258)
Proceeds from sale of premises and equipment	**-**	9
Net cash provided by (used in) investing activities	**53,188**	(129,710)
Cash Flows from Financing Activities		
Net change in time deposits	**155,611**	(11,339)
Net change in other deposits	**(194,364)**	59,477
Cash dividends paid	**(14,784)**	(8,950)
Shares repurchased	**-**	(6,338)
Net cash (used in) provided by financing activities	**(53,537)**	32,850
Net change in cash and due from banks	**15,174**	(67,360)
Cash and due from banks at beginning of year	**71,429**	138,789
Cash and due from banks at end of year	$ **86,603**	$ 71,429

(Continued)

Supplemental Disclosures of Cash Flow Information				
Interest paid on deposits and borrowed funds	$	**20,240**	$	3,025
Income taxes paid		**2,545**		3,861
Supplemental Disclosures of Noncash Activities				
Loans charged against the allowance for credit losses	$	**478**	$	367
Loans transferred to repossessed assets		**11**		7
Unrealized gain (loss) on securities available for sale		**23,880**		(106,678)
Minimum pension liability adjustment		**44**		5,781
Lease liabilities arising from obtaining right-of-use assets during the period		**-**		161

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements
$ in thousands, except per share data.

Note 1: Summary of Significant Accounting Policies

The consolidated financial statements include the accounts of National Bankshares, Inc. and its wholly-owned subsidiaries, the National Bank of Blacksburg, and National Bankshares Financial Services, Inc. All intercompany balances and transactions have been eliminated in consolidation.

The accounting and reporting policies of the Company conform to GAAP and to general practices within the banking industry. Subsequent events have been considered through the filing date of this Form 10-K. The following summarizes significant accounting policies.

Use of Estimates

In preparing consolidated financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for credit losses, evaluation of impairment of goodwill, and pension obligations.

Reclassifications

Certain amounts reported in prior years have been reclassified to conform to the current year's presentation. These reclassifications had no effect on the Company's net income or stockholders' equity.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and amounts due from banks and interest-bearing deposits. The Company invests over-night funds in interest-bearing deposits at other banks, including the FHLB, the Federal Reserve and other entities. Interest-bearing deposits are carried at cost.

Securities

Certain debt securities that management has the positive intent and ability to hold to maturity may be classified as "held to maturity" and recorded at amortized cost. Trading securities are recorded at fair value with changes in fair value included in earnings. Securities not classified as held to maturity or trading, are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income (loss), net of tax. The Company uses the interest method to recognize purchase premiums and discounts in interest income over the term of the securities. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Allowance for Credit Losses – Available for Sale Securities

For available for sale securities in an unrealized loss position, the Company evaluates the securities to determine whether the decline in the fair value below the amortized cost basis (impairment) is due to credit-related factors or noncredit-related factors. Any impairment that is not credit related is recognized in other comprehensive income (loss), net of applicable taxes. Credit-related impairment is recognized as an allowance for credit losses ("ACL") on the balance sheet, limited to the amount by which the amortized cost basis exceeds the fair value, with a corresponding adjustment to earnings. Both the ACL and the adjustment to net income may be reversed if conditions change. However, if the Company intends to sell an impaired available for sale debt security or more likely than not will be required to sell such a security before recovering its amortized cost basis, the entire impairment amount must be recognized in earnings with a corresponding adjustment to the security's amortized cost basis. Because the security's amortized cost basis is adjusted to fair value, there is no ACL in such a situation.

In evaluating available for sale debt securities in unrealized loss positions for impairment and the criteria regarding its intent or requirement to sell such securities, the Company considers the extent to which fair value is less than amortized cost, whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuers' financial condition, among other factors.

Changes in the allowance for credit losses are recorded as provision for (recovery of) credit loss expense. Losses are charged against the ACL when management believes the uncollectability of an available for sale debt security is confirmed or when either of the criteria regarding intent or requirement to sell is met.

Accrued interest receivable is excluded from the estimate of credit losses. Accrued interest receivable on securities of $3,281 as of December 31, 2023 and $3,485 as of December 31, 2022, along with accrued interested receivable on loans, is included in accrued interest receivable in the Consolidated Balance Sheet.

<u>Equity Securities</u>

Equity securities with readily-determinable fair values are measured at fair value using the "exit price notion". Changes in fair value are recognized in net income. Equity securities without readily-determinable fair values are recorded as other assets at cost less impairment, if any, and adjusted for changes resulting from observable price changes in orderly transactions for identical or similar investment of the same issuer.

Loans Held for Sale

Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value on an individual loan basis. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. The Company releases mortgage servicing rights when loans are sold on the secondary market.

Loans

The Company, through its banking subsidiary, provides mortgage, commercial, and consumer loans to customers. Loans that management has the intent and ability to hold for the foreseeable future, or until maturity or payoff, are reported at their outstanding unpaid principal balances adjusted for the allowance for credit losses, any purchase premium or discount, unearned income and deferred fees or costs. Interest income is accrued on the unpaid principal balance. Unearned income on dealer-originated loans and loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method. Purchase premium or discount is recognized as an adjustment of the related loan yield using the interest method.

The Bank's loan policy is updated and approved by the Board of Directors annually and disseminated to lending and loan portfolio management personnel to ensure consistent lending practices. The policy communicates the Company's risk tolerance by prescribing underwriting guidelines and procedures, including approval limits and hierarchy, documentation standards, requirements for collateral and loan-to-value limits, debt coverage, overall creditworthiness and guarantor support. Of primary consideration is the repayment ability of the borrowers and (if secured) the collateral value in relation to the principal balance. Collateral lowers risk and may be used as a secondary source of repayment. The credit decision must be supported by documentation appropriate to the type of loan, including current financial information, income verification, cash flow analysis, tax returns, credit reports, collateral information, guarantor verification, title reports, appraisals (where appropriate) and other documents.

The Company's loans are grouped into six segments: real estate construction, consumer real estate, commercial real estate, commercial non-real estate, public sector and IDA, and consumer non-real estate. Each segment is subject to certain risks that influence pricing, loan structures, approval requirements, reserves, and ongoing credit management.

Real Estate Construction Loans. Real estate construction loans are subject to general risks from changing commercial building and housing market trends and economic conditions that may impact demand for completed properties and the costs of completion. Completed properties that do not sell or become leased within originally expected timeframes may impact the borrower's ability to service the debt. Construction loans are underwritten against projected cash flows from rental income, business and/or personal income from an owner-occupant or the sale of the property to an end-user. Associated risks may be mitigated by requiring fixed-price construction contracts, performance and payment bonding, controlled disbursements, and pre-sale contracts or pre-lease agreements. Risks specific to the borrower are also evaluated, including previous repayment history, debt service ability, and current and projected loan-to value ratios for the collateral.

Consumer Real Estate Loans. The Bank offers a variety of first mortgage and junior lien loans secured by primary residences within our markets. The credit quality of consumer real estate is subject to risks associated with the borrower's repayment ability and collateral value. Credit decisions are primarily based on loan-to-value ("LTV") ratios, debt-to-income ("DTI") ratios, liquidity and net worth. Income and financial information is obtained from personal tax returns, personal financial statements and employment documentation. A maximum LTV ratio of 80% is generally required. The DTI ratio is limited to 43% of gross income.

Consumer real estate mortgages may have fixed interest rates for the entire term of the loan or variable interest rates subject to change after the first, third, or fifth year. Variable rates are based on the weekly average yield of United States Treasury Securities and are underwritten at fully-indexed rates.

Home equity loans are secured primarily by second mortgages on residential property. The underwriting policy for home equity loans generally permits aggregate (the total of all liens secured by the collateral property) borrowing availability up to 80% of the appraised value of the collateral. We offer both fixed rate and variable rate home equity loans, with variable rate loans underwritten at fully-indexed rates. Decisions are primarily based on LTV ratios, DTI ratios, liquidity and credit history. We do not offer home equity loan products with reduced documentation.

We do not offer certain high risk loan products such as interest-only consumer mortgage loans, hybrid loans, payment option adjustable rate mortgages ("ARMs"), reverse mortgage loans, loans with initial teaser rates or any product with negative amortization. A hybrid loan begins as a fixed rate mortgage and after a set number of years, automatically adjusts to an ARM. Payment option ARMs usually have adjustable rates, for which borrowers choose their monthly payment of either a full payment, interest only, or a minimum payment which may be lower than the payment required to reduce the balance of the loan in accordance with the originally underwritten amortization.

Commercial Real Estate Loans. Commercial real estate loans generally are secured by first mortgages on real estate, including multifamily residential real estate, commercial real estate occupied by the owner/borrower, and commercial real estate leased to non-owners. Properties financed include retail centers, office space, hotels and motels, apartments, and industrial properties. Loans in the commercial real estate segment are impacted by economic risks from changing commercial real estate markets, rental markets for multi-family housing and commercial buildings, and economic factors that would impact the businesses housed by the commercial real estate. Underwriting decisions are based upon an analysis of the economic viability of the collateral and creditworthiness of the borrower. The Bank obtains appraisals from qualified certified independent appraisers to establish the value of collateral properties. The loan amount is generally limited to 80% of the lower of cost or appraised value and is individually determined based on the property type, quality, location and financial strength of any guarantors. The property's projected net cash flows compared to the debt service (often referred to as the "debt service coverage ratio") is required to be 115% or greater and is computed after deduction for a vacancy factor and property expenses, as appropriate. Borrower cash flow may be supplemented by a personal guarantee from the principal(s) of the borrower and guarantees from other parties. The Bank may employ stress testing techniques on higher balance loans to determine repayment ability in a changing rate environment before granting loan approval. The Bank requires title insurance, fire, extended coverage casualty insurance and flood insurance, if appropriate, in order to protect the security interest in the underlying property.

Commercial Non-Real Estate Loans. Commercial non-real estate loans are secured by collateral other than real estate, or are unsecured. Credit risk for commercial non-real estate loans is subject to economic conditions, borrower repayment ability and collateral value (if secured). Commercial and agricultural loans primarily finance equipment acquisition, expansion, working capital, and other general business purposes. Because these loans have a higher degree of risk, the Bank generally obtains collateral such as inventory, accounts receivables or equipment and personal guarantees from the borrowing entity's principal owners. The Bank's policy limits lending up to 60% of the appraised value for inventory, up to 90% of the lower of cost of market value of equipment and up to 70% for accounts receivables less than 90 days old. Credit decisions are based upon an assessment of the financial capacity of the applicant, including the primary borrower's ability to repay within proposed terms, a risk assessment, financial strength of guarantors and adequacy of collateral. Credit agency reports of individual owners' credit history supplement the analysis.

Public Sector and IDA Loans. Public sector and IDA loans are extended to municipalities and related entities within the Bank's geographical footprint. Borrowers include general taxing authorities such as a city or county, industrial/economic development authorities or utility authorities. Credit risk stems from the entity's ability to repay through either a direct obligation or assignment of specific revenues from an enterprise or other economic activity. Repayment sources are derived from taxation, such as property taxes and sales taxes, or revenue from the project financed with the loan. The Company's underwriting considers economic and population trends of the municipality and the municipality's reserves, pension liabilities and other liabilities.

Consumer Non-Real Estate Loans. Consumer non-real estate includes credit cards, automobile and other consumer loans. Credit cards and certain other consumer loans are unsecured, while collateral is obtained for automobile loans and other consumer loans. Credit risk stems primarily from the borrower's ability to repay. Our procedures for underwriting consumer loans include an assessment of an applicant's overall financial capacity, including credit history and the ability to meet existing obligations and payments on the proposed loan. If the loan is secured by an automobile or other collateral, the underwriting process also includes a comparison of the value of the collateral security to the proposed loan amount. We require borrowers to maintain collision insurance on loans secured by automobiles.

Past due status and nonaccrual designation

A loan is considered past due when a payment of principal and/or interest is due but not paid. Credit card payments not received within 30 days after the statement date, real estate loan payments not received within the payment cycle and all other non-real estate secured loans for which payment is not made within the required payment cycle are considered 30 days past due. Management closely monitors loans past due 30-89 days and loans past due 90 or more days.

The Company considers multiple factors when determining whether to discontinue accrual of interest on individual loans. Generally loans are placed in nonaccrual status when collection of interest and/or full principal is considered doubtful. Interest accrual is discontinued at the time a commercial real estate loan or commercial non-real estate loan is 90 days delinquent unless the credit is well secured and in the process of collection. Loans modified to provide relief from payments of interest or principle for more than 90 days are designated nonaccrual. Accrued interest is reversed against income when a loan is placed in nonaccrual status. Any interest payments received during a loan's nonaccrual period are credited to the principal balance of the loan.

Loans in nonaccrual are reviewed on an individual loan basis to determine whether they may return to accrual status. To return to accrual status, the Company's evaluation must determine that the underlying cause of the original delinquency or weakness has been resolved, such as receipt of new guarantees and/or increased cash flows that cover the debt service, and that future payments are reasonably assured.

Charge-off policy

The Company's charge-off policy meets or is more stringent than the minimum standards required by regulators. When available information confirms that a specific loan or a portion thereof, within any loan class, is uncollectible the amount is charged off against the allowance for credit losses. Additionally, losses on consumer real estate and consumer non-real estate loans are typically charged off no later than when the loans are 120-180 days past due, and losses on loans secured by residential real estate or by commercial real estate are charged off by the time the loans reach 180 days past due, in compliance with regulatory guidelines. Accordingly, secured loans may be charged down to the estimated value of the collateral, with previously accrued unpaid interest reversed. Subsequent charge-offs may be required as a result of changes in the market value of collateral or other repayment prospects.

Credit quality indicators

Credit quality indicators, which the Company terms risk grades, are assigned through the Company's credit review function for larger loans and selective review of loans that fall below credit review thresholds. Credit quality is rated based on the loan's payment history, the borrower's current financial situation and value of the underlying collateral.

Loans that do not indicate heightened risk are graded as "pass." Loans that appear to have elevated credit risk because of frequent or persistent past due status, which is less than 75 days, or that show weakness in the borrower's financial condition are risk graded "special mention." Loans with frequent or persistent delinquency exceeding 75 days or that have a higher level of weakness in the borrower's financial condition are graded "classified." Classified loans have regulatory risk ratings of "substandard" and "doubtful."

Sales, purchases and reclassification of loans

The Company finances consumer real estate mortgages under "best efforts" contracts with mortgage purchasers. The mortgages are designated as held for sale upon initiation. There have been no major reclassifications from portfolio loans to held for sale. Mortgages held for sale are not included in the calculation of the allowance for credit losses.

Occasionally, the Company purchases or sells participations in loans. All participation loans purchased met the Company's normal underwriting standards at the time the participation was entered. Participation loans are included in the appropriate portfolio balances to which the allowance methodology is applied.

Modified Loans

Prior to January 1, 2023, a loan that had been modified or renewed was considered a troubled debt restructuring ("TDR") when two conditions were met: 1) the borrower was experiencing financial difficulty and 2) concessions were made for the borrower's benefit that would not otherwise have been considered for a borrower or transaction with similar credit risk characteristics. TDRs were evaluated individually to determine the required ACL.

Subsequent to December 31, 2022, the TDR concept, and its impact on the ACL calculation, was eliminated in favor of disclosure of loan modifications made to troubled borrowers. Modified loans to troubled borrowers are evaluated and risk rated according to credit quality indicators as discussed above, and are subject to the Company's standard ACL process as discussed below.

Allowance for Credit Losses on Loans ("ACLL")

The Company estimates the ACLL based on amortized cost basis, which is the amount at which the loan is originated, adjusted for net deferred fees or costs, collection of cash, and charge-offs. In the event that collection of principal becomes uncertain, the Company has policies in place to reverse accrued interest in a timely manner. Therefore, the Company has made a policy election to exclude accrued interest from the measurement of the ACLL. Accrued interest receivable on loans of $3,032 as of December 31, 2023 and $2,516 as of December 31, 2022, along with accrued interested receivable on securities, is included in accrued interest receivable in the Consolidated Balance Sheet.

Intrinsic to the Company's policy on estimating the ACLL are policies regarding loan pools, nonaccruals, past due status, collateral valuation, charge-offs and risk ratings. The Company measures expected credit losses on loans on a collective (pool) basis, when the loans share similar risk characteristics, such as collateral type and intended use, repayment source, and (if applicable) the borrower's business model. The Company has identified the following pools of loans with similar risk characteristics for measuring expected credit losses:

Real Estate Construction
    Construction, residential
    Construction, other

Consumer Real Estate
    Equity lines
    Residential closed-end first liens
    Residential closed-end junior liens
    Investor-owned residential real estate

Commercial Real Estate
    Multifamily residential real estate
    Commercial real estate, owner occupied
    Commercial real estate, other

Commercial Non-Real Estate
    Commercial and industrial

Public Sector and IDA
    Public sector and IDA

Consumer Non-Real Estate
    Credit cards
    Automobile
    Other consumer loans

The Company's methodologies for estimating the ACLL consider available relevant information about the collectability of cash flows, including historical losses, reasonable and supportable forecasts of economic conditions, and current economic and portfolio conditions. The difference between cash flow estimates and amortized cost is the ACLL.

The Company uses a discounted cash flow ("DCF") method for all of its pools except for bankcards, which are measured using the historical loss rate adjusted for the forecast. For loans using the DCF method, cash flows are projected at the instrument level and discounted using the loan's effective interest rate. Cash flows are generated using each loan's payment attributes, adjusted for pool-level information on the probability of default ("PD"), loss given default and prepayment speeds. Default is defined as full or partial charge-off, nonaccrual status or past due 90 days or more. PDs for each pool are calculated using the Company's historical data, modified by peer data, to ensure a full economic cycle is reflected in the estimate. PDs are then adjusted for the forecast.

The Company designated national unemployment as its forecast variable. Multiple forecasts from reputable and independent third parties are sourced to inform the Company's reasonable and supportable forecasting of current expected credit losses. The forecast is applied over a horizon selected by the Company's management at each reporting date, typically of one year and not to exceed two years, after which loss rates revert to long-term historical loss experience on a straight line basis over a period determined by management, of up to three years. The forecast horizon and reversion period are applied consistently to the entire portfolio.

The results of DCF calculations are modified by allocations for qualitative factors to account for changes in variables that may affect credit risk. The Company considers and allocates for changes in lending policies, management experience, economic conditions, loans past due, competitive, legal and regulatory environments and other factors. Qualitative factors are benchmarked to historical data and are adjusted based upon quantitative analysis.

Loans that do not share risk characteristics are evaluated on an individual basis. The Company designates loans that have been determined to meet the regulatory definitions of "special mention" or "classified" (together known as "criticized") as individually evaluated. The fair value of individually evaluated loans is measured using the fair value of collateral ("collateral method") or the DCF method.

The collateral method is applied to individually evaluated loans for which foreclosure is probable. The collateral method is also applied to individually evaluated loans when borrowers are experiencing financial difficulty and repayment is expected to be provided substantially through the operation or sale of the collateral ("collateral dependent"). The ACLL is measured based on the difference between the fair value of the collateral and the amortized cost basis of the loan as of the measurement date. When repayment is expected to be from the operation of the collateral, the ACLL is calculated as the amount by which the amortized cost basis of the loan exceeds the present value of expected cash flows from the operation of the collateral. When repayment is expected to be from the sale of the collateral, the ACLL is calculated as the amount by which the loan's amortized cost basis exceeds the fair value of the underlying collateral less estimated cost to sell. The ACLL may be zero if the fair value of the collateral at the measurement date exceeds the amortized cost basis of the loan.

The DCF method is applied to individually evaluated loans that do not meet the criteria for collateral method measurement. Cash flows are projected and discounted using the same method as for collectively evaluated loans, but the PD is increased to reflect increased risk, up to 100% for nonaccrual loans.

Expected credit losses are reflected in the ACLL through a charge to provision for credit losses on the Consolidated Statements of Income. When the Company deems all or a portion of a loan to be uncollectible the appropriate amount is written off against the ACLL. The Company applies judgment to determine when a financial asset is deemed uncollectible; however, generally speaking, an asset will be considered uncollectible no later than when all efforts at collection have been exhausted. Subsequent recoveries, if any, are credited to the ACLL when received.

Unallocated surplus

In addition to funding the allowance for credit losses based upon data analysis, the Company has the option to fund an unallocated surplus in excess to the calculated requirement, based upon management judgement. The Company's policy permits an unallocated surplus of between 0% and 5% of the calculated requirement.

ACL on Unfunded Commitments

Financial instruments include off-balance sheet credit instruments such as undrawn portions of revolving lines of credit, commercial letters of credit, and loan commitments that have not yet been funded. The contractual amount of those instruments represents the Company's exposure to credit loss in the event of nonperformance by the borrower. The Company records an ACL on unfunded commitments, unless the commitments to extend credit are unconditionally cancelable. The estimate includes consideration of the likelihood that funding will occur, which is based on a historical funding study derived from internal information, and an estimate of expected credit losses on commitments expected to be funded over its estimated life, which are the same loss rates that are used in computing the ACLL. The ACL on unfunded commitments is recorded as a liability on the Company's Consolidated Balance Sheets, included in other liabilities, and is adjusted through the provision for credit loss expense in the Company's Consolidated Statements of Income.

Estimation of the allowance for credit losses

The estimation of the allowance involves analysis of internal and external variables, methodologies, assumptions and management's judgment and experience. Key judgments used in determining the allowance for credit losses include internal risk rating determinations, market and collateral values, discount rates, loss rates, and management's assessment of current economic conditions. These judgments are inherently subjective and actual losses could be greater or less than the estimate. Future estimates of the allowance could increase or decrease based on changes in the financial condition of individual borrowers, concentrations of various types of loans, economic conditions or the markets in which collateral may be sold. The estimate of the allowance accrual determines the amount of provision expense and directly affects our financial results. Please see Note 5 for additional information.

Rate Lock Commitments

The Company enters into commitments to originate mortgage loans in which the interest rate on the loan is determined prior to funding (rate lock commitments). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. The period of time between issuance of a loan commitment and closing and sale of the loan generally ranges from 30 to 60 days. The Company protects itself from changes in interest rates through the use of best efforts forward delivery commitments, by committing to sell a loan at the time the borrower commits to an interest rate with the intent that the buyer has assumed interest rate risk on the loan. As a result, the Company is not exposed to losses nor will it realize significant gains related to its rate lock commitments due to changes in interest rates. The correlation between the rate lock commitments and the best efforts contracts is very high due to their similarity.

The market value of rate lock commitments and best efforts contracts is not readily ascertainable because rate lock commitments and best effort contracts are not actively traded in stand-alone markets. The Company determines the fair value of rate lock commitments and best efforts contracts by measuring the changes in the value of the underlying assets while taking into consideration the probability that the rate lock commitments will close. Because of the high correlation between rate lock commitments and best efforts contracts, no gain or loss occurs on the rate lock commitments.

Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost, net of accumulated depreciation. Depreciation is charged to expense over the estimated useful lives of the assets on the straight-line basis. Depreciable lives include 40 years for premises, 3-10 years for furniture and equipment, and 3 years for computer software. Costs of maintenance and repairs are charged to expense as incurred and improvements are capitalized.

Other Real Estate Owned

Real estate acquired through or in lieu of foreclosure is held for sale and is initially recorded at fair value less estimated costs to sell at the date of foreclosure, establishing the cost basis of the asset. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less estimated costs to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net costs of other real estate owned in the Consolidated Statements of Income.

Goodwill

The Company records as goodwill the excess of purchase price over the fair value of the identifiable net assets acquired. Goodwill is subject to at least an annual assessment for impairment by applying a fair value based test. For December 31, 2023, the Company performed a qualitative assessment, as permitted by Accounting Standards Codification ("ASC") 350-20-35-3A, to determine whether it is more likely than not (that is, a likelihood of more than 50 percent) that the fair value of NBB ("reporting unit") is less than its carrying amount, including goodwill. The assessment included analysis of macroeconomic conditions, industry and market conditions, overall financial performance, share price considerations, and other relevant entity-specific events and events affecting the reporting unit. No conditions were identified that would warrant the need for a quantitative impairment analysis, and no impairment was recorded.

Bank Owned Life Insurance

The Company has purchased life insurance policies on certain key employees. The purchase of these life insurance policies allows the Company to use tax-advantaged rates of return. The cash surrender value of these policies is included as an asset on the consolidated balance sheets, and any increase in cash surrender value is recorded as income from bank owned life insurance on the consolidated statements of income. In the event of the death of an insured individual under these policies, the Company receives a death benefit which is also recorded as income from bank owned life insurance.

Pension Plan

The Company recognizes the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and recognizes changes in that funded status in the year in which the changes occur through other comprehensive income (loss). The funded status of a benefit plan is measured as the difference between plan assets at fair value and the projected benefit obligation. The Company's actuary determines plan obligations and annual pension expense using a number of key assumptions, including the discount rate, the estimated return on plan assets and the anticipated rate of compensation increases. Changes in these assumptions in the future, if any, or in the method under which benefits are calculated may impact pension assets, liabilities or expense.

Income Taxes

Income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the asset and liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances and information available at the reporting date and is subject to management's judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

The Company recognizes interest and penalties on income taxes, if any, as a component of income tax expense.

Trust Assets and Income

Assets (other than cash deposits) held by NBB's Trust Department in a fiduciary or agency capacity for customers are not included in the consolidated financial statements since such items are not assets of the Company. Trust income is recognized on the accrual basis.

Stock Based Compensation

Compensation cost is recognized for stock based payment awards issued to employees and directors, based on the fair value of these awards at the date of grant. The market price of the Company's common stock at the date of grant is used to estimate fair value for restricted stock awards, restricted stock units, and other stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period. The Company recognizes forfeitures of nonvested awards as they occur.

Earnings Per Common Share

Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period excluding nonvested restricted stock awards. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under restricted stock awards that have not yet vested. Please see Note 21 for additional information.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business are recorded as liabilities when the likelihood of loss is probable and reasonably estimated. Management does not believe there are such matters that will have a material effect on the consolidated financial statements.

Advertising

The Company charges advertising costs to expenses as incurred. Advertising expenses were $109 for the year ended December 31, 2023 and $163 for the year ended December 31, 2022.

Revenue Recognition

The Company accounts for revenue associated with financial instruments, including loans and securities via the accrual method. The Company recognizes noninterest income when it satisfies commitments to customers. Please refer to Note 18: Revenue Recognition.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on debt securities available for sale, net of taxes, which are also recognized as a separate component of equity.

Business Combinations

On January 23, 2024, the Company entered into a merger agreement with Frontier Community Bank for an estimated aggregate purchase price of $16,822 of cash and stock. The merger is projected to close during the second or third quarter of 2024, subject to regulatory approval.

Recent Accounting Pronouncements

ASU 2023-09

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures." The amendments in this ASU require an entity to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold, which is greater than five percent of the amount computed by multiplying pretax income by the entity's applicable statutory rate, on an annual basis. Additionally, the amendments in this ASU require an entity to disclose the amount of income taxes paid (net of refunds received) disaggregated by federal, state, and foreign taxes and the amount of income taxes paid (net of refunds received) disaggregated by individual jurisdictions that are equal to or greater than five percent of total income taxes paid (net of refunds received). Lastly, the amendments in this ASU require an entity to disclose income (or loss) from continuing operations before income tax expense (or benefit) disaggregated between domestic and foreign and income tax expense (or benefit) from continuing operations disaggregated by federal, state, and foreign. This ASU is effective for annual periods beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied on a prospective basis; however, retrospective application is permitted. The Company does not expect the adoption of ASU 2023-09 to have a material impact on its consolidated financial statements.

ASU 2023-07

In November 2023, the FASB issued ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures." The amendments in this ASU are intended to improve reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. This ASU requires disclosure of significant segment expenses that are regularly provided to the chief operating decision mark ("CODM"), an amount for other segment items by reportable segment and a description of its composition, all annual disclosures required by FASB ASU Topic 280 in interim periods as well, and the title and position of the CODM and how the CODM uses the reported measures. Additionally, this ASU requires that at least one of the reported segment profit and loss measures should be the measure that is most consistent with the measurement principles used in an entity's consolidated financial statements. Lastly, this ASU requires public business entities with a single reportable segment to provide all disclosures required by these amendments in this ASU and all existing segment disclosures in Topic 280. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied retrospectively. The Company does not expect the adoption of ASU 2023-07 to have a material impact on its consolidated financial statements.

ASU 2023-06

In October 2023, the FASB issued ASU 2023-06, "Disclosure Improvements: Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative." This ASU incorporates certain SEC disclosure requirements into the FASB ASC. The amendments in the ASU are expected to clarify or improve disclosure and presentation requirements of a variety of ASC Topics, allow users to more easily compare entities subject to the SEC's existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the ASC with the SEC's regulations. For entities subject to the SEC's existing disclosure requirements and for entities required to file or furnish financial statements with or to the SEC in preparation for the sale of or for purposes of issuing securities that are not subject to contractual restrictions on transfer, the effective date for each amendment will be the date on which the SEC removes that related disclosure from its rules. For all other entities, the amendments will be effective two years later. However, if by June 30, 2027, the SEC has not removed the related disclosure from its regulations, the amendments will be removed from the ASC and not become effective for any entity. The Company does not expect the adoption of ASU 2023-06 to have a material impact on its consolidated financial statements.

ASU 2023-03

In July 2023, the FASB issued ASU 2023-03, "Presentation of Financial Statements (Topic 205), Income Statement—Reporting Comprehensive Income (Topic 220), Distinguishing Liabilities from Equity (Topic 480), Equity (Topic 505), and Compensation—Stock Compensation (Topic 718)." This ASU amends the FASB ASC for SEC paragraphs pursuant to SEC Staff Accounting Bulletin No. 120, SEC Staff Announcement at the March 24, 2022 EITF Meeting, and Staff Accounting Bulletin Topic 6.B, Accounting Series Release 280—General Revision of Regulation S-X: Income or Loss Applicable to Common Stock. ASU 2023-03 is effective upon addition to the FASB ASC. The Company does not expect the adoption of ASU 2023-03 to have a material impact on its consolidated financial statements.

ASU 2022-03

In June 2022, the FASB issued ASU 2022-03, "Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions." ASU 2022-03 clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The ASU is effective for fiscal years, including interim periods within those fiscal years, beginning after December 15, 2023. Early adoption is permitted. The Company does not expect the adoption of ASU 2022-03 to have a material impact on its consolidated financial statements.

Recently Adopted Accounting Developments

ASU 2016-13

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments." The ASU, as amended, requires an entity to measure expected credit losses for financial assets carried at amortized cost based on historical experience, current conditions, and reasonable and supportable forecasts. Among other things, the ASU also amended the impairment model for available for sale securities and addressed purchased financial assets with deterioration. ASU 2016-13 was effective for the Company on January 1, 2023. At adoption, the Company recorded an adjustment of $2,342 to the allowance for credit losses on loans, as well as an adjustment of $207 to the reserve for unfunded loan commitments. The adjustment net of tax recorded to shareholders' equity totaled $2,014. See the Allowance for Credit Losses on Loans above for further details of adoption and changes to the Company's significant accounting policies.

ASU 2022-02

In March 2022, the FASB issued ASU No. 2022-02, "Financial Instruments-Credit Losses (Topic 326), Troubled Debt Restructurings and Vintage Disclosures." ASU 2022-02 addresses areas identified by the FASB as part of its post-implementation review of the credit losses standard (ASU 2016-13) that introduced the CECL model. The amendments eliminate the accounting guidance for troubled debt restructurings by creditors that have adopted the CECL model and enhance the disclosure requirements for loan refinancings and restructurings made with borrowers experiencing financial difficulty. In addition, the amendments require a public business entity to disclose current-period gross write-offs for financing receivables and net investment in leases by year of origination in the vintage disclosures. The amendments in this ASU should be applied prospectively, except for the transition method related to the recognition and measurement of troubled debt restructurings, an entity has the option to apply a modified retrospective transition method, resulting in a cumulative-effect adjustment to retained earnings in the period of adoption. ASU 2022-02 was effective for the Company on January 1, 2023. The Company adopted ASU 2022-02 effective January 1, 2023 on a prospective basis. Adoption of ASU 2022-02 did not have a material impact on the Company's consolidated financial statements. See Note 5 – Allowance for Credit Losses on Loans and Nonperforming Assets for new disclosures required by ASU 2022-02.

Note 2: Restriction on Cash

The Company's subsidiary bank is a member of the Federal Reserve System. The Federal Reserve does not currently require member banks to hold an average balance in order to purchase services from the Federal Reserve.

Note 3: Securities

The amortized cost and fair value of debt securities available for sale, with gross unrealized gains and losses, as of the dates indicated, follows:

December 31, 2023	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value	
U.S. government agencies and corporations	$	353,904	$	-	$	42,060	$	311,844
States and political subdivisions		179,507		-		29,614		149,893
Mortgage-backed securities		156,875		-		6,724		150,151
Corporate debt securities		6,504		-		754		5,750
U.S. treasury		996		-		33		963
Total securities available for sale	$	697,786	$	-	$	79,185	$	618,601

December 31, 2022	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value	
U.S. government agencies and corporations	$	391,538	$	39	$	55,002	$	336,575
States and political subdivisions		190,192		26		38,018		152,200
Mortgage-backed securities		170,694		22		9,239		161,477
Corporate debt securities		6,501		-		837		5,664
U.S. treasury		992		-		56		936
Total securities available for sale	$	759,917	$	87	$	103,152	$	656,852

No allowance for credit loss on securities available for sale was recorded as of December 31, 2023.

The deferred tax asset for the net unrealized loss on securities available for sale was $16,629 as of December 31, 2023 and $21,644 as of December 31, 2022. The deferred tax asset is included in other assets on the Consolidated Balance Sheets.

The amortized cost and fair value of single maturity securities available for sale, by contractual maturity as of the date indicated, are shown below. Mortgage-backed securities are categorized by final maturity. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

December 31, 2023	Amortized Cost	Fair Value
Due in one year or less	$ 3,795	$ 3,748
Due after one year through five years	178,297	166,386
Due after five years through ten years	277,155	238,409
Due after ten years	238,539	210,058
Total securities available for sale	$ 697,786	$ 618,601

Information pertaining to securities with gross unrealized losses aggregated by investment category and length of time that individual securities have been in a continuous loss position as of the dates indicated, follows:

December 31, 2023	Less Than 12 Months		12 Months or More	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. government agencies and corporations	$ -	$ -	$ 311,844	$ 42,060
State and political subdivisions	884	1	148,763	29,613
Mortgage-backed securities	1,616	26	147,922	6,698
Corporate debt securities	-	-	5,750	754
U.S. treasury	-	-	963	33
Total temporarily impaired securities	$ 2,500	$ 27	$ 615,242	$ 79,158

December 31, 2022	Less Than 12 Months		12 Months or More	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Government agencies and corporations	$ 144,574	$ 12,699	$ 190,950	$ 42,303
State and political subdivisions	94,657	18,373	52,134	19,645
Mortgage-backed securities	144,198	7,326	15,165	1,913
Corporate debt securities	4,843	655	821	182
U.S. treasury	936	56	-	-
Total temporarily impaired securities	$ 389,208	$ 39,109	$ 259,070	$ 64,043

The Company evaluates securities available for sale that are in unrealized loss positions to determine whether the impairment is due to credit-related factors or noncredit-related factors. Consideration is given to the extent to which the fair value is less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability of the Company to retain its investment in the security for a period of time sufficient to allow for any anticipated recovery in fair value.

At December 31, 2023, the Company had 576 securities with a fair value of $617,742 in an unrealized loss position. The Company reviews securities in an unrealized loss position to evaluate credit risk. The Company considers payment history, risk ratings from external parties, financial statements for municipal and corporate securities, public statements from issuers and other available credible published sources in evaluating credit risk. No credit risk was found and no ACL on securities available for sale was recorded as of December 31, 2023. The unrealized losses are attributed to noncredit-related factors, including changes in interest rates and other market conditions. The Company does not have the intent to sell any of these securities and believes that it is more likely than not that the Company will not have to sell any such securities before a recovery of cost. The contractual terms of the investments do not permit the issuers to settle the securities at a price less than the cost basis of the investments. The fair value is expected to recover as the securities approach their maturity date or repricing date or if market yields for such investments decline.

Realized Securities Gains and Losses

During 2023, the Company sold securities and realized a net loss of $3,332. The Company did not have any realized gains or losses in 2022. Information pertaining to realized gains and losses on sold securities for the period indicated follows:

	For the Year Ended December 31, 2023				
	Proceeds	Book Value	Gross Gain	Gross Loss	Net Loss
Available for sale	$ 43,518	$ 46,850	$ 137	$ 3,469	$ 3,332

Restricted Stock

The Company held restricted stock of $1,264 as of December 31, 2023 and $941 as of December 31, 2022. Restricted stock is reported separately from available for sale securities. As a member of the Federal Reserve and the FHLB, NBB is required to maintain certain minimum investments in the common stock of those entities. Required levels of investment are based upon NBB's capital and a percentage of qualifying assets. The Company purchases stock from or sells stock back to the correspondents based on their calculations. The stock is held by member institutions only and is not actively traded.

Redemption of FHLB stock is subject to certain limitations and conditions. At its discretion, the FHLB may declare dividends on the stock. In addition to dividends, NBB also benefits from its membership with FHLB through eligibility to borrow from the FHLB, using as collateral NBB's capital stock investment in the FHLB and qualifying NBB real estate mortgage loans totaling $508,768 as of December 31, 2023. Management reviews for impairment based upon the ultimate recoverability of the cost basis of the FHLB stock, and as of December 31, 2023, management did not determine any impairment.

Pledged Securities

As of December 31, 2023 and 2022, securities with a carrying value of $534,465 and $345,689, respectively, were pledged to secure municipal deposits and Federal Reserve discount window borrowing capacity.

Note 4: Related Party Transactions

In the ordinary course of business, the Company, through its banking subsidiary, has granted loans to related parties, including executive officers and directors of NBI and its subsidiaries. Total funded credit extended to related parties amounted to $15,409 as of December 31, 2023 and $18,187 as of December 31, 2022. During 2023, total principal additions were $4,751 and principal payments were $7,529. During 2022, total principal additions totaled $5,145 and principal payments were $1,780.

The Company held $17,117 in deposits for related parties as of December 31, 2023 and $9,509 as of December 31, 2022.

The Company leased to a director a small office space. The lease was terminated during 2022. The lease payments totaled $2 in 2022. The Company has also contracted with a director's firm to prepare architectural plans for a new office in Roanoke, Virginia. The arrangement is at arms-length and the Company paid the director's firm $79 in 2023 and $39 in 2022.

Note 5: Allowance for Credit Losses on Loans and Nonperforming Assets

Please refer to Note 1: Summary of Significant Accounting Policies for information on evaluation of collectively evaluated loans and individually evaluated loans and associated reserves, and policies regarding nonaccruals, past due status and charge-offs.

A detailed analysis showing the allowance roll-forward by portfolio segment for the periods indicated follows:

	Activity in the Allowance for Credit Losses on Loans for the Year Ended December 31, 2023							
	Real Estate Construction	Consumer Real Estate	Commercial Real Estate	Commercial Non-Real Estate	Public Sector and IDA	Consumer Non-Real Estate	Unallocated	Total
Balance, December 31, 2022	$ 450	$ 2,199	$ 3,642	$ 930	$ 319	$ 506	$ 179	$ 8,225
Adoption of ASU 2016-13	(21)	1,261	700	216	(15)	72	129	2,342
Charge-offs	-	(17)	-	(214)	-	(247)	-	(478)
Recoveries	-	103	45	6	-	129	-	283
(Recovery of) provision for credit losses	(21)	(384)	(811)	(256)	29	123	42	(1,278)
Balance, December 31, 2023	$ 408	$ 3,162	$ 3,576	$ 682	$ 333	$ 583	$ 350	$ 9,094

	Activity in the Allowance for Loan Losses by Segment for the Year Ended December 31, 2022							
	Real Estate Construction	Consumer Real Estate	Commercial Real Estate	Commercial Non-Real Estate	Public Sector and IDA	Consumer Non-Real Estate	Unallocated	Total
Balance, December 31, 2021	$ 422	$ 1,930	$ 3,121	$ 1,099	$ 297	$ 444	$ 361	$ 7,674
Charge-offs	-	(13)	-	(2)	-	(352)	-	(367)
Recoveries	-	29	49	11	-	123	-	212
Provision for (recovery of) loan losses	28	253	472	(178)	22	291	(182)	706
Balance, December 31, 2022	$ 450	$ 2,199	$ 3,642	$ 930	$ 319	$ 506	$ 179	$ 8,225

A detailed analysis showing the allowance and loan portfolio by segment and evaluation method as of the dates indicated follows:

Allowance for Credit Losses on Loans by Segment and Evaluation Method as of

December 31, 2023	Real Estate Construction	Consumer Real Estate	Commercial Real Estate	Commercial Non-Real Estate	Public Sector and IDA	Consumer Non-Real Estate	Unallocated	Total
Individually evaluated	$ -	$ 74	$ 367	$ 126	$ -	$ 5	$ -	$ 572
Collectively evaluated	408	3,088	3,209	556	333	578	350	8,522
Total	$ 408	$ 3,162	$ 3,576	$ 682	$ 333	$ 583	$ 350	$ 9,094

Loans by Segment and Evaluation Method as of

December 31, 2023	Real Estate Construction	Consumer Real Estate	Commercial Real Estate	Commercial Non-Real Estate	Public Sector and IDA	Consumer Non-Real Estate	Total
Individually evaluated	$ 286	$ 1,183	$ 8,805	$ 227	$ -	$ 43	$ 10,544
Collectively evaluated	55,093	240,381	410,325	41,328	60,551	38,953	846,631
Total	$ 55,379	$ 241,564	$ 419,130	$ 41,555	$ 60,551	$ 38,996	$ 857,175

Allowance for Loan Losses by Segment and Evaluation Method as of

December 31, 2022	Real Estate Construction	Consumer Real Estate	Commercial Real Estate	Commercial Non-Real Estate	Public Sector and IDA	Consumer Non-Real Estate	Unallocated	Total
Individually evaluated	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Collectively evaluated	450	2,199	3,642	930	319	506	179	8,225
Total	$ 450	$ 2,199	$ 3,642	$ 930	$ 319	$ 506	$ 179	$ 8,225

Loans by Segment and Evaluation Method as of

December 31, 2022	Real Estate Construction	Consumer Real Estate	Commercial Real Estate	Commercial Non-Real Estate	Public Sector and IDA	Consumer Non-Real Estate	Total
Individually evaluated	$ -	$ 186	$ 2,583	$ 263	$ -	$ -	$ 3,032
Collectively evaluated	54,579	220,866	435,305	57,389	48,074	33,948	850,161
Total	$ 54,579	$ 221,052	$ 437,888	$ 57,652	$ 48,074	$ 33,948	$ 853,193

A summary of ratios for the allowance for credit losses, as of the dates indicated, follows:

	December 31,	
	2023	2022
Ratio of ACLL to the end of period loans, net of unearned income and deferred fees and costs	1.06 %	0.96 %
Ratio of net charge-offs to average loans, net of unearned income and deferred fees and costs	0.02 %	0.02 %

The following table presents nonaccrual loans, by class, as of the dates indicated:

	CECL December 31, 2023			Incurred Loss December 31, 2022
Nonaccrual Loans	With No Allowance	With an Allowance	Total	
Consumer Real Estate				
Residential closed-end first liens	$ -	$ -	$ -	$ 91
Commercial Real Estate				
Commercial real estate owner-occupied	2,177	231	2,408	2,493
Commercial Non-Real Estate				
Commercial and industrial	-	221	221	263
Total	$ 2,177	$ 452	$ 2,629	$ 2,847

In accordance with CECL, the Company identifies individually evaluated loans when their risk characteristics become different from their pool. Under previous GAAP, the Company identified loans for potential impairment through a variety of means, including, but not limited to, ongoing loan review, renewal processes, delinquency data, market communications, and public information. When the Company determined that it was probable all principal and interest amounts due would not be collected in accordance with the contractual terms of the loan agreement, the loan was generally deemed impaired and individually evaluated. For further information on the impairment process under previous GAAP, please refer to the Company's 2022 Form 10-K. A summary of individually evaluated loans as of the date indicated follows.

	Individually Evaluated Loans under Incurred Loss as of December 31, 2022				
	Principal Balance	Recorded Investment[1]	Recorded Investment[1] for Which There is No Related Allowance	Recorded Investment[1] for Which There is a Related Allowance	Related Allowance
Consumer Real Estate					
Investor-owned residential real estate	$ 186	$ 186	$ 186	$ -	$ -
Commercial Real Estate					
Commercial real estate, owner occupied	3,248	2,583	2,583	-	-
Commercial Non-Real Estate					
Commercial and industrial	285	263	263	-	-
Total	$ 3,719	$ 3,032	$ 3,032	$ -	$ -

(1) Recorded investment is net of charge-offs and interest paid while a loan is in nonaccrual status.

The following table shows the average recorded investment and interest income recognized for individually evaluated loans under the incurred loss model for the period indicated. Only classes with individually evaluated loans are presented.

	For the Year Ended December 31, 2022	
	Average Recorded Investment[1]	Interest Income Recognized
Consumer Real Estate		
Investor-owned residential real estate	$ 188	$ 13
Commercial Real Estate		
Commercial real estate, owner occupied	2,587	5
Commercial real estate, other	729	-
Commercial Non-Real Estate		
Commercial and industrial	272	-
Total	$ 3,776	$ 18

(1) Recorded investment is net of charge-offs and interest paid while a loan is in nonaccrual status.

The following tables present the aging of past due loans, by loan pool, as of the dates indicated.

December 31, 2023	Accruing Current Loans	Accruing Loans 30 – 89 Days Past Due	Accruing Loans 90 or More Days Past Due	Nonaccrual Loans	Total Loans	Accruing and Nonaccrual 90 or More Days Past Due
Real Estate Construction						
Construction, 1-4 family residential	$ 13,442	$ -	$ -	$ -	$ 13,442	$ -
Construction, other	41,916	21	-	-	41,937	-
Consumer Real Estate						
Equity line	17,178	104	-	-	17,282	-
Residential closed-end first liens	124,886	662	131	-	125,679	131
Residential closed-end junior liens	5,027	12	-	-	5,039	-
Investor-owned residential real estate	93,564	-	-	-	93,564	-
Commercial Real Estate						
Multifamily residential real estate	119,052	195	-	-	119,247	-
Commercial real estate owner-occupied	114,477	336	-	2,408	117,221	231
Commercial real estate, other	182,662	-	-	-	182,662	-
Commercial Non-Real Estate						
Commercial and industrial	41,249	57	28	221	41,555	28
Public Sector and IDA						
States and political subdivisions	60,551	-	-	-	60,551	-
Consumer Non-Real Estate						
Credit cards	4,648	17	3	-	4,668	3
Automobile	12,126	135	-	-	12,261	-
Other consumer loans	21,934	107	26	-	22,067	26
Total	$ 852,712	$ 1,646	$ 188	$ 2,629	$ 857,175	$ 419

December 31, 2022	Accruing Current Loans	Accruing Loans 30 – 89 Days Past Due	Accruing Loans 90 or More Days Past Due	Nonaccrual Loans	Total Loans	Accruing and Nonaccrual 90 or More Days Past Due
Real Estate Construction						
Construction, 1-4 family residential	$ 12,538	$ -	$ -	$ -	$ 12,538	$ -
Construction, other	42,041	-	-	-	42,041	-
Consumer Real Estate						
Equity line	15,010	16	-	-	15,026	-
Residential closed-end first liens	121,807	750	-	91	122,648	91
Residential closed-end junior liens	2,446	-	-	-	2,446	-
Investor-owned residential real estate	80,524	408	-	-	80,932	-
Commercial Real Estate						
Multifamily residential real estate	127,312	-	-	-	127,312	-
Commercial real estate owner-occupied	126,640	-	-	2,493	129,133	252
Commercial real estate, other	181,443	-	-	-	181,443	-
Commercial Non-Real Estate						
Commercial and industrial	57,373	16	-	263	57,652	-
Public Sector and IDA						
States and political subdivisions	48,074	-	-	-	48,074	-
Consumer Non-Real Estate						
Credit cards	4,592	3	2	-	4,597	2
Automobile	9,833	102	-	-	9,935	-
Other consumer loans	19,317	93	6	-	19,416	6
Total	$ 848,950	$ 1,388	$ 8	$ 2,847	$ 853,193	$ 351

Collateral Dependent Loans

Loans are collateral dependent when repayment is expected substantially through the operation or sale of the collateral and the borrower is experiencing financial difficulty. Collateral dependent loans are individually evaluated. The Company measures the ACL on collateral dependent loans based upon the fair value of the collateral, as permitted by ASU 2016-13. Fair value of the collateral is adjusted for liquidation costs/discounts. If the fair value of the collateral falls below the amortized cost of the loan, the shortfall is recognized in the ACLL. If the fair value of the collateral exceeds the amortized cost, no ACL is required.

As of December 31, 2023, three of the Company's individually evaluated loans were considered collateral dependent, and all are secured by real estate. The following table provides details on collateral dependent loans:

December 31, 2023	Amortized Cost	Related Allowance
Consumer Real Estate		
Residential closed-end first lien	$ 7	$ -
Commercial Real Estate		
Commercial real estate owner-occupied	2,177	-
Total Loans	$ 2,184	$ -

Credit Quality

The Company categorizes loans by risk based on relevant information about the ability of borrowers to service their debt, including: collateral and financial information, historical payment experience, credit documentation and current economic trends, among other factors. At origination, each loan is assigned a risk rating. Ongoing analysis of the loan portfolio adjusts risk ratings on an individual loan basis to reflect updated information. General descriptions of risk ratings are as follows:

- Pass: loans with acceptable credit quality are rated pass.
- Special mention: loans with potential weaknesses due to challenging economic or financial conditions are rated special mention.
- Classified: loans with well-defined weaknesses that heighten the risk of default are rated classified.

The following table presents the amortized cost basis of the loan portfolio, by year of origination, loan class, and credit quality, as of the date indicated.

	Term Loans Amortized Cost Basis by Origination Year								
December 31, 2023	Prior	2019	2020	2021	2022	2023	Revolving	Revolving Loans Converted to Term	Total
Construction, residential									
Pass	$ -	$ -	$ 246	$ 158	$ 3,275	$ 5,157	$ 4,606	$ -	$ 13,442
Construction, other									
Pass	$ 2,741	$ 1,094	$ 1,305	$ 12,671	$ 17,397	$ 4,884	$ 1,559	$ -	$ 41,651
Classified	-	-	-	286	-	-	-	-	286
Total	$ 2,741	$ 1,094	$ 1,305	$ 12,957	$ 17,397	$ 4,884	$ 1,559	$ -	$ 41,937
Equity lines									
Pass	$ 51	$ -	$ -	$ -	$ -	$ -	$ 17,182	$ -	$ 17,233
Classified	-	-	-	-	-	-	49	-	49
Total	$ 51	$ -	$ -	$ -	$ -	$ -	$ 17,231	$ -	$ 17,282
Residential closed-end first liens									
Pass	$ 32,404	$ 5,806	$ 14,634	$ 31,414	$ 29,787	$ 11,208	$ -	$ -	$ 125,253
Classified	426	-	-	-	-	-	-	-	426
Total	$ 32,830	$ 5,806	$ 14,634	$ 31,414	$ 29,787	$ 11,208	$ -	$ -	$ 125,679
YTD gross charge-offs	$ -	$ -	$ 17	$ -	$ -	$ -	$ -	$ -	$ 17
Residential closed-end junior liens									
Pass	$ 1,499	$ 116	$ -	$ 172	$ 1,387	$ 1,850	$ -	$ 15	$ 5,039
Investor-owned residential real estate									
Pass	$ 24,556	$ 5,162	$ 23,649	$ 19,062	$ 14,166	$ 4,880	$ 1,283	$ 98	$ 92,856
Classified	708	-	-	-	-	-	-	-	708
Total	$ 25,264	$ 5,162	$ 23,649	$ 19,062	$ 14,166	$ 4,880	$ 1,283	$ 98	$ 93,564
Multifamily residential real estate									
Pass	$ 40,092	$ 1,806	$ 2,148	$ 40,544	$ 25,681	$ 8,850	$ 126	$ -	$ 119,247
Commercial real estate, owner occupied									
Pass	$ 41,573	$ 11,091	$ 23,407	$ 4,792	$ 16,720	$ 7,914	$ 2,919	$ -	$ 108,416
Special mention	6,396	-	-	-	-	-	-	-	6,396
Classified	2,409	-	-	-	-	-	-	-	2,409
Total	$ 50,378	$ 11,091	$ 23,407	$ 4,792	$ 16,720	$ 7,914	$ 2,919	$ -	$ 117,221
Commercial real estate, other									
Pass	$ 68,889	$ 21,841	$ 19,098	$ 36,157	$ 22,697	$ 13,279	$ 701	$ -	$ 182,662
Commercial and industrial									
Pass	$ 6,004	$ 438	$ 1,060	$ 12,667	$ 6,954	$ 6,938	$ 7,267	$ -	$ 41,328
Classified	220	-	-	-	7	-	-	-	227
Total	$ 6,224	$ 438	$ 1,060	$ 12,667	$ 6,961	$ 6,938	$ 7,267	$ -	$ 41,555
YTD gross charge-offs	$ -	$ 12	$ -	$ -	$ -	$ 12	$ 190	$ -	$ 214
Public sector and IDA									
Pass	$ 20,817	$ -	$ 235	$ 26,702	$ 6,335	$ 6,462	$ -	$ -	$ 60,551
Credit cards									
Pass	$ -	$ -	$ -	$ -	$ -	$ -	$ 4,668	$ -	$ 4,668
YTD gross charge-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ 39	$ -	$ 39
Automobile									
Pass	$ 78	$ 204	$ 563	$ 1,619	$ 2,750	$ 7,047	$ -	$ -	$ 12,261
YTD gross charge-offs	$ -	$ 3	$ -	$ 1	$ 38	$ -	$ -	$ -	$ 42
Other Consumer									
Pass	$ 93	$ 334	$ 811	$ 1,943	$ 5,815	$ 12,356	$ 672	$ -	$ 22,024
Special mention	-	-	-	-	-	17	-	-	17
Classified	-	-	-	-	11	15	-	-	26
Total	$ 93	$ 334	$ 811	$ 1,943	$ 5,826	$ 12,388	$ 672	$ -	$ 22,067
YTD gross charge-offs	$ -	$ -	$ -	$ 19	$ 52	$ 95	$ -	$ -	$ 166
Total Loans									
Pass	$ 238,797	$ 47,892	$ 87,156	$ 187,901	$ 152,964	$ 90,825	$ 40,983	$ 113	$ 846,631
Special mention	6,396	-	-	-	-	17	-	-	6,413
Classified	3,763	-	-	286	18	15	49	-	4,131
Total	$ 248,956	$ 47,892	$ 87,156	$ 188,187	$ 152,982	$ 90,857	$ 41,032	$ 113	$ 857,175
YTD gross charge-offs	$ -	$ 15	$ 17	$ 20	$ 90	$ 107	$ 229	$ -	$ 478

The following table presents the recorded investment of collectively evaluated loans by loan pool and credit quality as of the date indicated.

December 31, 2022		Pass		Special Mention		Classified
Real Estate Construction						
Construction, 1-4 family residential	$	12,538	$	-	$	-
Construction, other		41,741		-		300
Consumer Real Estate						
Equity lines		15,026		-		-
Residential closed-end first liens		122,187		-		461
Residential closed-end junior liens		2,446		-		-
Investor-owned residential real estate		80,143		-		603
Commercial Real Estate						
Multifamily residential real estate		127,312		-		-
Commercial real estate owner-occupied		126,550		-		-
Commercial real estate, other		181,443		-		-
Commercial Non-Real Estate						
Commercial and industrial		57,381		-		8
Public Sector and IDA						
States and political subdivisions		48,074		-		-
Consumer Non-Real Estate						
Credit cards		4,597		-		-
Automobile		9,932		-		3
Other consumer		19,398		-		18
Total	$	848,768	$	-	$	1,393

Loan Modifications to Borrowers Experiencing Financial Difficulty

The Company modifies loans for a variety of reasons. At the date of modification, the Company assesses whether the borrower is experiencing financial difficulty. If the borrower is experiencing financial difficulty, the loan's risk rating is evaluated and is typically changed to special mention or classified, which results in individual evaluation of the loan for the ACLL. The Company modified one loan to a borrower experiencing financial difficulty during the year ended December 31, 2023. The following table presents information on the modification.

Year Ended December 31, 2023	Amortized Cost Basis		% of Portfolio		Interest Only Payments Financial Effect
Commercial Real Estate					
Commercial real estate owner-occupied	$	6,396	5.46	%	6 months of interest only payments, after which remaining balance will be re-amortized to the contractual maturity date.

The Company closely monitors the performance of the loans that are modified to borrowers experiencing financial difficulty. The commercial real estate owner-occupied loan is in current status as of December 31, 2023. The loan is rated special mention and is individually evaluated using the discounted cash flow method, resulting in a specific reserve of $347.

There were no loans to borrowers experiencing financial difficulty that defaulted during the year ended December 31, 2023 and were modified in the twelve months prior to that default. The Company designates three circumstances that indicate default: one or more payments that occur more than 90 days past the due date, charge-off, or foreclosure after the date of modification.

Under GAAP in effect for December 31, 2022, the Company reported TDRs totaling $3,032. No new TDRs were recognized during 2022. Of the Company's TDRs in default status as of December 31, 2022, none were modified within 12 months prior to default.

ACL on Unfunded Commitments

The following table presents information on the ACL for unfunded commitments for the year ended December 31, 2023:

Allowance for Credit Losses on Unfunded Commitments		
Balance, December 31, 2022	$	35
Adoption of ASU 2016-13		207
Provision for credit losses		17
Balance, December 31, 2023	$	259

Note 6: Premises and Equipment

A summary of the cost and accumulated depreciation of premises and equipment as of the dates indicated, follows:

	December 31,			
	2023		2022	
Premises	$	15,724	$	15,435
Furniture and equipment		7,862		6,658
Premises and equipment		23,586		22,093
Accumulated depreciation		(12,477)		(11,722)
Premises and equipment, net	$	11,109	$	10,371

Depreciation expense for the years ended December 31, 2023 and 2022 amounted to $754 and $609, respectively.

Premises includes construction in process. NBB has purchased land and developed plans for a new branch building in Roanoke, Virginia. The amount for the Roanoke location included in construction in process totaled $1,822 as of December 31, 2023 and $1,586 as of December 31, 2022. The Company expects the building will be completed and placed in service by the end of 2024.

Note 7: Deposits

The aggregate amounts of time deposits in denominations of $250 or more as of December 31, 2023 and 2022 were $65,777 and $18,610, respectively. As of December 31, 2023, the scheduled maturities of time deposits are as follows:

Year of Maturity		Time Deposits
2024	$	214,540
2025		2,831
2026		2,110
2027		2,219
2028		1,540
Thereafter		-
Total time deposits	$	223,240

As of December 31, 2023 and 2022, overdraft demand deposits reclassified to loans totaled $237 and $277, respectively. There were no deposit relationships that exceed 5% of total deposits.

Note 8: Employee Benefit Plans
401(k) Plan

The Company has a Retirement Accumulation Plan qualifying under Internal Revenue Code Section 401(k), in which NBB and NBFS are participating employers. Eligible participants may contribute up to 100% of their total annual compensation to the plan, subject to certain limits based on federal tax laws. Employee contributions are matched by the employer based on a percentage of an employee's total annual compensation contributed to the plan. For the years ended December 31, 2023 and 2022, the Company contributed $446 and $392 respectively, included in salaries and employee benefits in the Consolidated Statements of Income.

Employee Stock Ownership Plan

The Company has a non-leveraged Employee Stock Ownership Plan ("ESOP") which enables employees of NBI and its subsidiaries who have one year of service and who have attained the age of 21 prior to the plan's January 1 and July 1 enrollment dates to own NBI common stock. Contributions to the ESOP, which are not mandatory, are determined annually by the NBI Board of Directors. Contribution expense amounted to $300 for the year ended December 31, 2023 and $400 for the year ended December 31, 2022. Dividends on ESOP shares are charged to retained earnings. As of December 31, 2023, the number of shares held by the ESOP was 189,869. All shares held by the ESOP are treated as outstanding in computing the Company's basic net income per share. Upon reaching age 55 with 10 years of plan participation, a vested participant has the right to diversify 50% of his or her allocated ESOP shares, and NBI or the ESOP, with the agreement of the trustee, is obligated to purchase those shares. The ESOP contains a put option which allows a withdrawing participant to require the Company or the ESOP, if the plan administrator agrees, to purchase his or her allocated shares if the shares are not readily tradable on an established market at the time of distribution.

Salary Continuation Plan

The Company has a non-qualified Salary Continuation Plan for certain key officers. The plan provides the participating officers with supplemental retirement income, payable for the greater of 15 years after retirement or the officer's lifetime. The associated liability, included in other liabilities in the Consolidated Balance Sheets, was $3,371 as of December 31, 2023 and $3,339 as of December 31, 2022. The expense accrued for the plans in 2023 and 2022, based on the present value of the retirement benefits, amounted to $317 and $326 respectively, included in salaries and employee benefits on the Consolidated Statements of Income. The plan is unfunded. However bank-owned life insurance has been acquired on the life of the key employees in amounts sufficient to discharge the obligations of the agreement.

Defined Benefit Plan

The Company's defined benefit pension plan covers substantially all employees. The plan benefit formula is based upon the length of service of retired employees and a percentage of qualified W-2 compensation during their final years of employment. Information pertaining to activity in the plan during the years indicated, is as follows:

	December 31,			
	2023		**2022**	
Change in benefit obligation				
Projected benefit obligation at beginning of year	$	**23,128**	$	35,312
Service cost [1]		**813**		1,297
Interest cost [2]		**1,091**		817
Actuarial loss (gain) [3]		**1,542**		(11,566)
Benefits paid		**(824)**		(2,732)
Projected benefit obligation at end of year	$	**25,750**	$	23,128
Change in plan assets				
Fair value of plan assets at beginning of year	$	**29,746**	$	36,187
Actual return on plan assets		**3,587**		(3,709)
Benefits paid		**(824)**		(2,732)
Fair value of plan assets at end of year	$	**32,509**	$	29,746
Funded status at the end of the year	$	**6,759**	$	6,618
Amounts recognized in the Consolidated Balance Sheet				
Deferred tax liabilities	$	**(1,419)**	$	(1,390)
Other assets		**6,759**		6,618
Total amounts recognized in the Consolidated Balance Sheet	$	**5,340**	$	5,228
Amounts recognized in accumulated other comprehensive loss, net				
Net loss	$	**(2,924)**	$	(2,968)
Deferred tax asset		**614**		623
Amount recognized	$	**(2,310)**	$	(2,345)

(continued)

Accrued/Prepaid benefit cost, net

Benefit obligation	$	(25,750)	$ (23,128)
Fair value of assets		32,509	29,746
Unrecognized net actuarial loss		2,924	2,968
Deferred tax liability		(2,033)	(2,013)
Prepaid benefit cost included in other assets	$	7,650	$ 7,573

Components of net periodic benefit cost

Service cost[1]	$	813	$ 1,297
Interest cost[2]		1,091	817
Expected return on plan assets[2]		(2,070)	(2,517)
Recognized net actuarial loss[2]		69	441
Net periodic benefit cost	$	(97)	$ 38

Other changes in plan assets and benefit obligations recognized in other comprehensive loss

Net gain	$	(44)	$ (5,781)
Deferred income tax expense		9	1,214
Total recognized	$	(35)	$ (4,567)

Total recognized in net periodic benefit cost and other comprehensive loss	$	(141)	$ (5,743)

Weighted average assumptions at end of the year

Discount rate used for net periodic pension cost	5.00%	2.50%
Discount rate used for disclosure	4.75%	5.00%
Expected return on plan assets	7.50%	7.50%
Rate of compensation increase	3.00%	3.00%

(1) Cost is included in Salaries and Employee Benefits expense on the Consolidated Statements of Income.
(2) Cost is included in other operating expense on the Consolidated Statements of Income.
(3) Please see table below for detail on the components of actuarial loss (gain).

The following table presents the components of actuarial loss (gain):

		For the Year Ended December 31,		
Components of actuarial loss (gain)		**2023**		**2022**
Loss due to demographic changes	$	934	$	66
Gain due to change in mortality table		(291)		-
Loss (gain) due to change in discount rate		899		(11,632)
Actuarial loss (gain)		1,542		(11,566)
(Gain) loss due to asset return		(1,517)		6,226
Actuarial loss (gain) with asset return		25		(5,340)

Long-Term Rate of Return

The Company, as plan sponsor, selects the expected long-term rate-of-return-on-assets assumption in consultation with its investment advisors and actuary. This rate is intended to reflect the average rate of earnings expected to be earned on the funds invested or to be invested to provide plan benefits. Historical performance is reviewed, especially with respect to real rates of return (net of inflation), for the major asset classes held or anticipated to be held by the trust, and for the trust itself. Undue weight is not given to recent experience, which may not continue over the measurement period, but higher significance is placed on current forecasts of future long-term economic conditions.

Because assets are held in a qualified trust, anticipated returns are not reduced for taxes. Further, and solely for this purpose, the plan is assumed to continue in force and not terminate during the period during which assets are invested. However, consideration is given to the potential impact of current and future investment policy, cash flow into and out of the trust, and expenses (both investment and non-investment) typically paid from plan assets (to the extent such expenses are not explicitly estimated within periodic cost).

The Company's Pension Administrative Committee Policy (the "Policy") sets requirements for monitoring the investment management of its qualified plans. The Policy includes a statement of general investment principles and a listing of specific investment guidelines, to which the committee may make documented exceptions. The guidelines state that, unless otherwise indicated, all investments that are permitted under the prudent investor rule shall be permissible investments for the defined benefit pension plan. All plan assets are to be invested in marketable securities. Certain investments are prohibited, including commodities and future contracts, private placements, repurchase agreements, options and derivatives. The Policy establishes quality standards for fixed income investments and mutual funds included in the pension plan trust. The Policy also outlines diversification standards.

The preferred target allocation for the assets of the defined benefit pension plan is 65% in equity securities and 35% in fixed income securities. Equity securities include investments in large-cap and mid-cap companies primarily located in the United States, although a small number of international large-cap companies are included. There are also investments in mutual funds holding the equities of large-cap and mid-cap U.S. companies. Fixed income securities include U.S. government agency securities and corporate bonds from companies representing diversified industries. There are no investments in hedge funds, private equity funds or real estate. The Company's required minimum pension contribution for 2024 has not yet been determined. Fair value measurements of the pension plan's assets as of the dates indicated are presented below:

Asset Category	Fair Value Measurements as of December 31, 2023			
	Total	Level 1	Level 2	Level 3
Cash	$ 867	$ 867	$ -	$ -
Equity securities:				
U. S. companies	17,540	17,540	-	-
International companies	400	400	-	-
Equities mutual funds [1]	6,098	6,098	-	-
State and political subdivisions	51	-	51	-
Corporate bonds – investment grade [2]	7,553	-	7,553	-
Total pension plan assets	$ 32,509	$ 24,905	$ 7,604	$ -

Asset Category	Fair Value Measurements as of December 31, 2022			
	Total	Level 1	Level 2	Level 3)
Cash	$ 415	$ 415	$ -	$ -
Equity securities:				
U. S. companies	15,459	15,459	-	-
International companies	770	770	-	-
Equities mutual funds [1]	6,090	6,090	-	-
State and political subdivisions	51	-	51	-
Corporate bonds – investment grade [2]	6,961	-	6,961	-
Total pension plan assets	$ 29,746	$ 22,734	$ 7,012	$ -

(1) This category comprises actively managed equity funds invested in large-cap and mid-cap U.S. companies.
(2) This category represents investment grade bonds of U.S. issuers from diverse industries.

Estimated future benefit payments, which reflect expected future service, as appropriate, as of December 31, 2023 are as follows:

Year	Estimated Benefit Payment
2024	$ 4,971
2025	$ 783
2026	$ 1,824
2027	$ 1,746
2028	$ 1,817
2029 - 2033	$ 11,559

Note 9: Income Taxes

The Company files United States federal income tax returns, and Virginia, West Virginia and North Carolina state income tax returns. With few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2020. Allocation of income tax expense between current and deferred portions for the period indicated is as follows:

| | Year Ended December 31, | | | |
	2023		2022	
Current	$	2,234	$	5,940
Deferred (benefit) expense		750		(109)
Total income tax expense	$	2,984	$	5,831

The following reconciles the "expected" income tax expense, computed by applying the U.S. federal income tax rate of 21% to income before tax expense, with the reported income tax expense as of the period indicated:

| | Year Ended December 31, | | | |
	2023		2022	
Computed "expected" income tax expense	$	3,922	$	6,670
Tax-exempt interest income		(354)		(728)
Nondeductible interest expense		(170)		24
Other, net		(414)		(135)
Reported income tax expense	$	2,984	$	5,831

The components of net deferred tax assets, included in other assets as of the dates indicated, are as follows:

| | December 31, | | | |
	2023		2022	
Deferred tax assets:				
Allowance for credit losses and unearned fee income	$	2,155	$	1,906
Valuation allowance on other real estate owned		-		248
Defined benefit pension plan		614		623
Deferred compensation and other liabilities		889		919
Net unrealized loss on securities available for sale		16,629		21,644
Lease accounting		237		303
Unvested stock-based compensation		5		-
Total deferred tax assets	$	20,529	$	25,643
Deferred tax liabilities:				
Fixed assets	$	(597)	$	(463)
Goodwill		(1,228)		(1,228)
Defined benefit pension plan, prepaid portion		(2,034)		(2,013)
Lease accounting		(230)		(297)
Discount accretion of securities		(122)		(84)
Total deferred tax liabilities		(4,211)		(4,085)
Net deferred tax assets	$	16,318	$	21,558

The Company determined that no valuation allowance for gross deferred tax assets was necessary as of December 31, 2023 and 2022.

Note 10: Restrictions on Dividends

The Company's principal source of funds for dividend payments is dividends received from its subsidiary bank. For the years ended December 31, 2023 and 2022, dividends received from the subsidiary bank were $12,000 and $25,000, respectively.

Substantially all of NBI's retained earnings are undistributed earnings of its sole banking subsidiary, which are restricted by various regulations administered by federal bank regulatory agencies. Bank regulatory agencies restrict, unless prior approval is obtained, the total dividend payments of a bank in any calendar year to the bank's retained net income of that year to date, as defined, combined with its retained net income of the preceding two years, less any dividends paid. During 2023 and 2022, the Bank applied to its primary regulator and was approved to dividend to NBI an amount in excess of the regulatory maximum. The purpose in the excess dividend was to provide cash for stock repurchases, pay regular dividends and a special one-time dividend, and provide operating cash for NBI. As of December 31, 2023, NBB's retained net income, which was free of such restriction, amounted to approximately $9,456. The Bank remains in a highly capitalized position and the Company intends to request approval for additional dividends in 2024.

Note 11: Minimum Regulatory Capital Requirement

Under the Federal Reserve's Small Bank Holding Company Policy Statement, the Company is exempt from reporting consolidated regulatory capital ratios and from minimum regulatory capital requirements.

NBB is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on NBI's and NBB's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, NBB must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by regulators about components, risk weightings, and other factors.

The Bank is subject to the Basel III Capital Rules as applied by the Office of the Comptroller of the Currency. The Basel III Capital Rules require the Bank to comply with minimum capital ratios plus a "capital conservation buffer" designed to absorb losses during periods of economic stress. The rules set forth minimum amounts and ratios for CET1 capital, Tier 1 capital and total capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to adjusted quarterly average assets (as defined).

NBB's CET1 capital includes common stock and related surplus and retained earnings. The Basel III Capital Rules provide an option to exclude components of accumulated other comprehensive loss from CET1 capital. NBB elected to exclude components of accumulated other comprehensive loss from CET1 capital.

Tier 1 Capital includes CET1 capital and additional Tier 1 capital components. As of December 31, 2023 and 2022, NBB did not hold any additional Tier 1 capital beyond CET1 capital. Total capital includes Tier 1 capital and Tier 2 capital. Tier 2 capital includes the allowance for credit losses. NBB's risk-weighted assets were $1,082,158 as of December 31, 2023 and $1,092,101 as of December 31, 2022. Management believes, as of December 31, 2023 and 2022, that NBB met all capital adequacy requirements to which it is subject.

As of December 31, 2023, the most recent notifications from the Office of the Comptroller of the Currency categorized NBB as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based, CET1 risk-based and Tier 1 leverage ratios, as set forth in the following tables. There are no conditions or events since these notifications that management believes have changed NBB's category.

NBB's capital amounts and ratios as of the dates indicated are presented in the following tables.

December 31, 2023	Actual		Minimum Capital Requirement[1]		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital (to Risk Weighted Assets)	$ 195,782	18.09%	$ 113,627	10.50%	$ 108,216	10.00%
Tier 1 Capital (to Risk Weighted Assets)	$ 186,429	17.23%	$ 91,983	8.50%	$ 86,573	8.00%
Common Equity Tier 1 Capital (to Risk Weighted Assets)	$ 186,429	17.23%	$ 75,751	7.00%	$ 70,340	6.50%
Tier 1 Capital (to Average Assets)	$ 186,429	11.05%	$ 67,491	4.00%	$ 84,364	5.00%

December 31, 2022	Actual		Minimum Capital Requirement[1]		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital (to Risk Weighted Assets)	$ 191,883	17.57%	$ 114,671	10.50%	$ 109,210	10.00%
Tier 1 Capital (to Risk Weighted Assets)	$ 183,623	16.81%	$ 92,829	8.50%	$ 87,368	8.00%
Common Equity Tier 1 Capital (to Risk Weighted Assets)	$ 183,623	16.81%	$ 76,447	7.00%	$ 70,987	6.50%
Tier 1 Capital (to Average Assets)	$ 183,623	10.50%	$ 69,925	4.00%	$ 87,406	5.00%

(1) Except with regard to NBB's Tier 1 capital to average assets ratio, the minimum capital requirement includes the Basel III Capital Rules' capital conservation buffer (2.50%) which is added to the minimum capital requirements for capital adequacy purposes. NBB's capital conservation buffer consists of additional CET1 above regulatory minimum requirement. Failure to maintain the prescribed levels would result in limitations on capital distributions and discretionary bonuses to executives.

Note 12: Condensed Financial Statements of Parent Company
Financial information pertaining only to NBI (Parent) as of the dates and for the years indicated, is as follows:

Condensed Balance Sheets

	December 31,	
	2023	**2022**
Assets		
Cash due from subsidiaries	$ **11,010**	$ 14,927
Investments in subsidiaries	**129,731**	107,746
Refundable income taxes	**-**	70
Other assets	**655**	648
Total assets	$ **141,396**	$ 123,391
Liabilities and Stockholders' Equity		
Other liabilities	$ **874**	$ 704
Stockholders' equity	**140,522**	122,687
Total liabilities and stockholders' equity	$ **141,396**	$ 123,391

Condensed Statements of Income

	Year Ended December 31,	
	2023	**2022**
Income		
Dividends from subsidiaries	$ **12,000**	$ 25,000
Gain on sale of private equity investment	**232**	3,823
Total income	**12,232**	28,823
Expenses		
Other expenses	**2,142**	1,220
Income before income tax benefit (expense) and equity in undistributed net income of subsidiaries	**10,090**	27,603
Applicable income tax benefit (expense)	**499**	(491)
Income before equity (deficit) in undistributed net income of subsidiaries	**10,589**	27,112
Equity (deficit) in undistributed net income of subsidiaries	**5,102**	(1,180)
Net income	$ **15,691**	$ 25,932

Condensed Statements of Cash Flows

	Year Ended December 31,	
	2023	**2022**
Cash Flows from Operating Activities		
Net income	$ **15,691**	$ 25,932
Adjustments to reconcile net income to net cash provided by operating activities:		
(Equity) deficit in undistributed net income of subsidiaries	**(5,102)**	1,180
Net change in refundable income taxes due from subsidiaries	**70**	576
Net change in other assets	**38**	593
Net change in other liabilities	**170**	(390)
Net cash provided by operating activities	**10,867**	27,891

(continued)

Cash Flows from Financing Activities

Cash dividends paid	**(14,784)**	(8,950)
Shares repurchased	**-**	(6,338)
Net cash used in financing activities	**(14,784)**	(15,288)
Net change in cash	**(3,917)**	12,603
Cash due from subsidiaries at beginning of year	**14,927**	2,324
Cash due from subsidiaries at end of year	$ **11,010**	$ 14,927

Note 13: Financial Instruments with Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and interest rate locks. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.

The Company's exposure to credit loss, in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit, is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The Company may require collateral or other security to support the following financial instruments with credit risk.

The following table presents the unfunded balance of financial instruments that pose credit risk as of the dates indicated:

		December 31,		
		2023		**2022**
Commitments to extend credit	$	**220,656**	$	197,459
Standby letters of credit		**20,711**		17,021
Mortgage loans sold with potential recourse		**7,325**		8,654

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by the Company, is based on management's credit evaluation of the customer.

Unfunded commitments under commercial lines of credit, revolving credit lines, and overdraft protection agreements are commitments for possible future extensions of credit. Some of these commitments are uncollateralized and do not contain a specified maturity date and may not be drawn upon to the total extent to which the Company is committed.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

The Company originates mortgage loans for sale to secondary market investors subject to contractually specified and limited recourse provisions. In 2023, the Company originated $7,624 and sold $7,325 mortgage loans to investors, compared with $7,882 originated and $8,654 sold in 2022. Every contract with each investor contains certain recourse language. In general, the Company may be required to repurchase a previously sold mortgage loan if there is major noncompliance with defined loan origination or documentation standards, including fraud, negligence or material misstatement in the loan documents. Repurchase may also be required if necessary governmental loan guarantees are canceled or never issued, or if an investor is forced to buy back a loan after it has been resold as a part of a loan pool. In addition, the Company may have an obligation to repurchase a loan if the mortgagor defaults early in the loan term. This potential default period is approximately 12 months after sale of a loan to the investor.

As of December 31, 2023, the Company had locked-rate commitments to originate mortgage loans of $233 and loans held for sale of $406. Risks arise from the possible inability of counterparties to meet the terms of their contracts. The Company does not expect any counterparty to fail to meet its obligations.

The Company maintains cash accounts in other commercial banks. The Company had $962 in deposits with correspondent institutions as of December 31, 2023 that were not insured by the FDIC.

Note 14: Concentrations of Credit Risk

The Company does a general banking business, serving the commercial and personal banking needs of its customers. NBB's primary service area is defined as the Virginia counties of Albemarle, Augusta, Bedford, Bland, Botetourt, Buchanan, Carroll, Craig, Floyd, Franklin, Giles, Grayson, Montgomery, Pulaski, Roanoke, Rockbridge, Rockingham, Russell, Tazewell, Smyth, Washington, Wythe, and the cities of Bristol, Buena Vista, Charlottesville, Galax, Harrisonburg, Lexington, Lynchburg, Radford, Roanoke, Salem, Staunton, and Waynesboro. The service area also includes the West Virginia counties of Mercer, Monroe and McDowell and the Tennessee city of Bristol and counties of Sullivan and Washington. Substantially all of NBB's loans are made in its primary service area. Additionally, the Company occasionally participates in loans in nearby higher growth metropolitan areas. Real estate mortgage loans secured by property outside NBB's primary service area are not considered an out of market exception when the customer is located within the primary service area. All other loans that are out of the primary service area and do not also have collateral within the primary service area require policy exception approval. The ultimate collectability of NBB's loan portfolio and the ability to realize the value of any underlying collateral, if needed, is influenced by the economic conditions of the market area. The Company's operating results are therefore closely correlated with the economic trends within this area.

Loans secured by residential real estate were $241,564, or approximately 28% of the portfolio, and $221,052, or 26% of the portfolio as of December 31, 2023 and 2022, respectively. Commercial real estate as of December 31, 2023 and 2022 represented approximately 49% and 51%, respectively, of the loan portfolio, at $419,130 and $437,888, respectively. Included in commercial real estate are loans for college housing and professional office buildings that comprised $167,794 and $196,398 as of December 31, 2023 and 2022, respectively, corresponding to approximately 20% of the loan portfolio as of December 31, 2023 and 23% of the loan portfolio as of December 31, 2022. Professional office buildings house a variety of businesses, including medical, dental, engineering, attorneys, and higher education. Many of the properties are mixed-use and include residential and retail space along with professional businesses.

The Company has established operating policies relating to the credit process and collateral in loan originations. Loans to purchase real and personal property are generally collateralized by the related property and with loan amounts established based on certain percentage limitations of the property's total stated or appraised value. Credit approval is primarily a function of cash flow, collateral and the evaluation of the creditworthiness of the individual borrower or project based on available financial information. Management considers the concentration of credit risk to be minimal.

Note 15: Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. GAAP requires that valuation techniques maximize the use of the observable inputs and minimize the use of the unobservable inputs. GAAP also establishes a fair value hierarchy which prioritizes the valuation inputs into three broad levels. Based on the underlying inputs, each fair value measurement in its entirety is reported in one of the three levels. These levels are:

Level 1 – Valuation is based on quoted prices in active markets for identical assets and liabilities.

Level 2 – Valuation is based on observable inputs including:
- quoted prices in active markets for similar assets and liabilities,
- quoted prices for identical or similar assets and liabilities in less active markets,
- inputs other than quoted prices that are observable, and
- model-based valuation techniques for which significant assumptions can be derived primarily from or corroborated by observable data in the market.

Level 3 – Valuation is based on model-based techniques that use one or more significant inputs or assumptions that are unobservable in the market.

Fair value is best determined by quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, fair value estimates may not be realized in an immediate settlement of the instrument. Accounting guidance for fair value excludes certain financial instruments and all nonfinancial instruments from disclosure requirements. Consequently, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company. The following describes the valuation techniques used by the Company to measure certain financial assets and liabilities recorded at fair value on a recurring basis in the consolidated financial statements:

Financial Instruments Measured At Fair Value on a Recurring Basis
Securities Available for Sale

Securities available for sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted market prices, when available (Level 1). If quoted market prices are not available, fair values are measured utilizing independent valuation techniques of identical or similar securities for which significant assumptions are derived primarily from or corroborated by observable market data. Third party vendors compile prices from various sources and may determine the fair value of identical or similar securities by using pricing models that consider observable market data (Level 2). The carrying value of restricted Federal Reserve Bank of Richmond and Federal Home Loan Bank of Atlanta stock approximates fair value based upon the redemption provisions of each entity and is therefore excluded from the following tables. The following tables present the balances of financial assets measured at fair value on a recurring basis as of the dates indicated:

			Fair Value Measurement Using		
December 31, 2023	**Balance**		**Level 1**	**Level 2**	**Level 3**
U.S. government agencies and corporations	$ 311,844	$	-	$ 311,844	$ -
States and political subdivisions	149,893		-	149,893	-
Mortgage-backed securities	150,151		-	150,151	-
Corporate debt securities	5,750		-	5,750	-
U.S. treasury	963			963	
Total securities available for sale	$ 618,601	$	-	$ 618,601	$ -

			Fair Value Measurement Using		
December 31, 2022	**Balance**		**Level 1**	**Level 2**	**Level 3**
U.S. Government agencies and corporations	$ 336,575	$	-	$ 336,575	$ -
States and political subdivisions	152,200		-	152,200	-
Mortgage-backed securities	161,477		-	161,477	-
Corporate debt securities	5,664		-	5,664	-
U.S. treasury	936		-	936	-
Total securities available for sale	$ 656,852	$	-	$ 656,852	$ -

The Company's securities portfolio is valued using Level 2 inputs. The Company relies on an independent third party vendor to provide market valuations. The inputs used to determine value include benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data including market research publications. The third party vendor also monitors market indicators, industry activity and economic events as part of the valuation process. Central to the final valuation is the assumption that the indicators used are representative of the fair value of securities held within the Company's portfolio. Level 2 inputs are subject to a certain degree of uncertainty and changes in these assumptions or methodologies in the future, if any, may impact securities fair value, deferred tax assets or liabilities, or expense.

Interest Rate Loan Contracts and Forward Sale Commitment

The Company originates consumer real estate loans which it intends to sell to a correspondent lender. Interest rate loan contracts and forward sale commitments result from originating loans held for sale and are derivatives reported at fair value. The Company enters interest rate lock commitments with customers who apply for a loan which the Company intends to sell to a correspondent lender. The interest rate loan contract ends when the loan closes or the customer withdraws their application. Fair value of the interest rate loan contract is based upon the correspondent lender's pricing quotes at the report date. Fair value is adjusted for the estimated probability of the loan closing with the borrower.

At the time the Company enters into an interest rate loan contract with a customer, it also enters into a best efforts forward sales commitment with the correspondent lender. If the loan is closed and funded, the best efforts commitment converts to a mandatory forward sales commitment. Fair value is based on the gain or loss that would occur if the Company were to pair-off the transaction with the investor at the measurement date. This is a Level 3 input. The Company measures and reports best efforts commitments at fair value.

Interest rate loan contracts and forward sale commitments are valued based on quotes from the correspondent lender at the reporting date. Pricing changes daily and if a loan has not been sold to the correspondent by the next reporting date, the fair value may be different from that reported currently. Changes in fair value measurement impacts net income.

The Company had one rate lock commitment as of December 31, 2023, resulting in an interest rate loan contract and a forward sales commitment. The interest rate lock commitment gave rise to an asset and the forward loan sales contracts gave rise to a liability. The Company had one rate lock commitment as of December 31, 2022, resulting in an interest rate loan contract and forward sales commitment. The interest rate lock was at market value as of December 31, 2022 and did not result in recognition of an asset or liability.

The following tables present information on the interest rate loan contracts and forward sale commitments as of the date indicated:

			Fair Value Measurement Using					
December 31, 2023	**Balance**		**(Level 1)**		**(Level 2)**		**(Level 3)**	
Interest rate loan contract	$	3	$	---	$	---	$	3
Forward sale commitment	$	(4)	$	---	$	---	$	(4)

December 31, 2023	**Valuation Technique**	**Unobservable Input**	**Range (Weighted Average)**
Interest rate loan contract	Market approach	Pull-through rate	100%[1]
Forward sale commitment	Market approach	Pull-through rate	100%[1]
Interest rate loan contract	Market approach	Current reference price	102.64%[2]
Forward sale commitment	Market approach	Current reference price	101.60% - 102.64% (101.98%)[3]

(1) All contracts are valued using the same pull-through rate
(2) Comprised of only one loan.
(3) Current reference prices were weighted by the relative amount of the loan

Financial Instruments Measured at Fair Value on a Non-Recurring Basis

Certain financial assets are measured at fair value on a nonrecurring basis in accordance with GAAP. Adjustments to the fair value of these assets usually result from the application of lower-of-cost-or-market accounting or write-downs of individual assets.

The following describes the valuation techniques used by the Company to measure certain financial assets recorded at fair value on a nonrecurring basis in the consolidated financial statements:

Loans Held for Sale

Loans held for sale are carried at the lower of cost or fair value. These loans currently consist of one-to-four family residential loans originated for sale in the secondary market. Fair value is based on the price secondary markets are currently offering for similar loans using observable market data which is not materially different than cost due to the short duration between origination and sale (Level 2). As such, the Company records any fair value adjustments on a nonrecurring basis. No nonrecurring fair value adjustments were recorded on loans held for sale as of December 31, 2022.

Collateral Dependent Loans

Collateral dependent loans are measured on a non-recurring basis for the ACL. As of December 31, 2023, the Company evaluated three collateral dependent loans. None of the loans had a specific allocation.

Other Real Estate Owned

Certain assets such as OREO are measured at fair value less cost to sell. Valuation of OREO is determined using current appraisals from independent parties, a Level 2 input. The Company works with a realtor to determine the list price, which may be set at appraised value or at a different amount based on the realtor's advice and management's judgement of marketability. Discounts to appraisals for selling costs or for marketability result in a Level 3 estimate.

The Company did not have any OREO as of December 31, 2023. The following table summarizes the Company's OREO measured at fair value on a nonrecurring basis as of December 31, 2022.

				Carrying Value				
Date	**Description**	**Balance**		**Level 1**	**Level 2**		**Level 3**	
December 31, 2022	OREO net of valuation allowance	$	662	$ -	$ -	$		662

The following table presents information about OREO and Level 3 fair value measurements as of the dates indicated.

Date	**Valuation Technique**	**Unobservable Input**	**Discount**
December 31, 2022	Discounted appraised value	Selling cost	7.00%
December 31, 2022	Discounted appraised value	Discount for lack of marketability	34.72%

As of December 31, 2022, the Company held a single OREO property, measured using appraised value, discounted by selling costs. During 2022, the Company reduced the list price as part of a marketing strategy and recorded an additional discount for marketability.

Fair Value Summary

The following presents the carrying amount, fair value, and placement in the fair value hierarchy of the Company's financial instruments as of December 31, 2023 and December 31, 2022. Fair values are estimated using the exit price notion.

| December 31, 2023 | Carrying Amount | | Estimated Fair Value | | |
		Level 1	Level 2	Level 3	
Financial assets:					
Cash and due from banks	$ 12,967	$ 12,967	$ -	$ -	
Interest-bearing deposits	73,636	73,636	-	-	
Securities available for sale	618,601	-	618,601	-	
Restricted stock, at cost	1,264	-	1,264	-	
Mortgage loans held for sale	406	-	406	-	
Loans, net	847,552	-	-	793,800	
Accrued interest receivable	6,313	-	6,313	-	
Bank-owned life insurance	43,583	-	43,583	-	
Interest rate loan contract	3	-	-	3	
Financial liabilities:					
Deposits	$ 1,503,972	$ -	$ 1,280,732	$ 222,374	
Accrued interest payable	1,416	-	1,416	-	
Forward sale commitment	4	-	-	4	

| December 31, 2022 | Carrying Amount | | Estimated Fair Value | | |
		Level 1	Level 2	Level 3	
Financial assets:					
Cash and due from banks	$ 12,403	$ 12,403	$ -	$ -	
Interest-bearing deposits	59,026	59,026	-	-	
Securities available for sale	656,852	-	656,852	-	
Restricted stock, at cost	941	-	941	-	
Loans, net	844,519	-	-	781,749	
Accrued interest receivable	6,001	-	6,001	-	
Bank-owned life insurance	43,312	-	43,312	-	
Financial liabilities:					
Deposits	$ 1,542,725	$ -	$ 1,475,096	$ 67,542	
Accrued interest payable	106	-	106	-	

70

Note 16: Components of Accumulated Other Comprehensive Loss

The following table summarizes the activity related to each component of accumulated other comprehensive loss for the years ended December 31, 2023 and 2022:

	Net Unrealized Gain (Loss) on Securities		Adjustments Related to Pension Benefits		Accumulated Other Comprehensive Loss	
Balance as of December 31, 2021	$	2,854	$	(6,912)	$	(4,058)
Unrealized holding loss on available for sale securities net of tax of ($22,403)		(84,275)		-		(84,275)
Net pension gain, net of tax of $1,214		-		4,567		4,567
Balance as of December 31, 2022	$	(81,421)	$	(2,345)	$	(83,766)
Unrealized holding gain on available for sale securities net of tax of $4,315		16,233		-		16,233
Reclassification adjustment, net of tax of $700		2,632		-		2,632
Net pension gain, net of tax of $9		-		35		35
Balance as of December 31, 2023	$	**(62,556)**	$	**(2,310)**	$	**(64,866)**

The following table provides detail on reclassifications out of accumulated other comprehensive loss for the years indicated:

	December 31,			
Component of Accumulated Other Comprehensive Loss	**2023**		**2022**	
Reclassification out of unrealized losses on available for sale securities:				
Realized securities loss, net	$	**(3,332)**	$	-
Income tax benefit		**700**		-
Realized loss on available for sale securities, net of tax, reclassified out of accumulated other comprehensive loss	$	**(2,632)**	$	-

Note 17. Goodwill

In accounting for goodwill, the Company conducts an impairment review at least annually and more frequently if certain impairment indicators are evident. As of December 31, 2023 and December 31, 2022, the gross carrying value of goodwill was $5,848. Testing for 2023 and 2022 did not indicate impairment.

Note 18: Revenue Recognition

Substantially all of the Company's revenue is generated from contracts with customers. Noninterest revenue streams such as service charges on deposit accounts, other service charges and fees, credit and debit card fees, trust income, and annuity and insurance commissions are recognized in accordance with ASC Topic 606, "Revenue from Contracts with Customers". Topic 606 does not apply to revenue associated with financial instruments, including revenue from loans and securities. In addition, certain noninterest income streams such as financial guarantees, derivatives, and certain credit card fees are outside the scope of the guidance. Noninterest revenue streams within the scope of Topic 606 are discussed below.

Service Charges on Deposit Accounts

Service charges on deposit accounts consist of monthly service fees, overdraft and nonsufficient funds fees, ATM fees, wire transfer fees, and other deposit account related fees. The Company's performance obligation for monthly service fees is generally satisfied, and the related revenue recognized, over the period in which the service is provided. Payment for service charges on deposit accounts is primarily received immediately or in the following month through a direct charge to customers' accounts. ATM fees are primarily generated when a Company cardholder uses a non-Company ATM or a non-Company cardholder uses a Company ATM. Wire transfer fees, overdraft and nonsufficient funds fees and other deposit account related fees are transactional based, and therefore, the Company's performance obligation is satisfied, and related revenue recognized, at a point in time.

Other Service Charges and Fees

Other service charges include safe deposit box rental fees, check ordering charges, and other service charges. Safe deposit box rental fees are charged to the customer on an annual basis and recognized upon receipt of payment. The Company determined that since rentals and renewals occur fairly consistently over time, revenue is recognized on a basis consistent with the duration of the performance obligation. Check ordering charges are transactional based, and therefore the Company's performance obligation is satisfied, and related revenue recognized, at a point in time.

Credit and Debit Card Fees

Credit and debit card fees are primarily comprised of interchange fee income and merchant services income. Interchange fees are earned whenever the Company's debit and credit cards are processed through card payment networks such as Visa and MasterCard. Merchant services income mainly represents commission fees based upon merchant processing volume. The Company's performance obligation for interchange fee income and merchant services income are largely satisfied, and related revenue recognized, when the services are rendered or upon completion. Payment is typically received immediately or in the following month. In compliance with Topic 606, credit and debit card fee income is presented net of associated expense.

Trust Income

Trust income is primarily comprised of fees earned from the management and administration of trusts and estates and other customer assets. The Company's performance obligation is generally satisfied over time and the resulting fees are recognized monthly, based upon the month-end market value of the assets under management and the applicable fee rate. Payment is generally received a few days after month end through a direct charge to customers' accounts. The Company does not earn performance-based incentives. Estate management fees are based upon the size of the estate. A partial fee is recognized half-way through the estate administration and the remainder of the fee is recognized when remaining assets are distributed and the estate is closed.

Insurance and Investment

Insurance income primarily consists of commissions received on insurance product sales. The Company acts as an intermediary between the Company's customer and the insurance carrier. The Company's performance obligation is generally satisfied upon the issuance of the insurance policy. Shortly after the insurance policy is issued, the carrier remits the commission payment to the Company, and the Company recognizes the revenue.

Investment income consists of recurring revenue streams such as commissions from sales of mutual funds and other investments. Commissions from the sale of mutual funds and other investments are recognized on trade date, which is when the Company has satisfied its performance obligation. The Company also receives periodic service fees (i.e., trailers) from mutual fund companies typically based on a percentage of net asset value. Trailer revenue is recorded over time, usually monthly or quarterly, as net asset value is determined.

OREO Gains and Losses

The Company records a gain or loss from the sale of OREO when control of the property transfers to the buyer, which generally occurs at the time of an executed deed. When the Company finances the sale of OREO to the buyer, the Company assesses whether the buyer is committed to perform their obligations under the contract and whether collectability of the transaction price is probable. Once these criteria are met, the OREO asset is derecognized and the gain or loss on sale is recorded upon the transfer of control of the property to the buyer.

The following presents noninterest income, segregated by revenue streams in-scope and out-of-scope of Topic 606, for the years ended December 31, 2023 and 2022.

	December 31,			
Noninterest Income	**2023**		**2022**	
In-scope of Topic 606:				
Service charges on deposit accounts	$	**2,518**	$	2,425
Other service charges and fees		**297**		214
Credit and debit card fees, net		**1,678**		1,916
Trust income		**1,901**		1,817
Insurance and Investment[1]		**677**		622
Gain on sale of OREO[1]		**1**		-
Noninterest Income (in-scope of Topic 606)	$	**7,072**	$	6,994
Noninterest Income (out-of-scope of Topic 606)		**2,287**		5,407
Total noninterest income	$	**9,359**	$	12,401

(1) Included within net costs of other real estate owned on the Consolidated Statements of Income.

Note 19: Leases

The Company's leases are recorded under ASC Topic 842, "Leases". The Company examines its contracts to determine whether they are or contain a lease. A contract with a lease is further examined to determine whether the lease is a short-term, operating or finance lease. As permitted by ASC Topic 842, the Company elected not to capitalize short-term leases, defined by the standard as leases with terms of 12 months or less. The Company also elected the practical expedient not to separate non-lease components from lease components within a single contract.

Right-of-use assets and lease liabilities are recognized for operating and finance leases. Right-of-use assets represent the Company's right to use the underlying asset for the lease term and are calculated as the sum of the lease liability and if applicable, prepaid rent, initial direct costs and any incentives received from the lessor. Lease liabilities represent the Company's obligation to make lease payments and are presented at each reporting date as the net present value of the remaining contractual cash flows. Cash flows are discounted at the Company's incremental borrowing rate in effect at the commencement date of the lease.

Lease payments

Lease payments for short-term leases are recognized as lease expense on a straight-line basis over the lease term, or for variable lease payments, in the period in which the obligation was incurred. Payments for leases with terms longer than 12 months are included in the determination of the lease liability. Payments may be fixed for the term of the lease or variable. Variable payments result when the lease agreement includes a clause providing for escalation of lease payments at specified dates. If the escalation factor is known, such as a specified percentage increase per year or a stated increase at a specified time, the variable payment is included in the cash flows used to determine the lease liability. If the variable payment is based upon an unknown escalator, such as the consumer price index at a future date, the increase is not included in the cash flows used to determine the lease liability. One of the Company's leases provides a known escalator that is included in the determination of the lease liability. The remaining leases do not have variable payments during the term of the lease.

Options to Extend, Residual Value Guarantees, and Restrictions and Covenants

Of the Company's six operating leases as of December 31, 2023, four leases offer the option to extend the lease term. Two of the leases have two options of five years each and one lease has two options of three years each. At the time of capitalization, the Company was not reasonably certain whether it would exercise the options and did not include the time period in the calculation of the lease liability. Another lease has one option to extend the term for an additional five years. The Company exercised a previous option in 2020 to extend the lease. The lease agreement provides that the lease payment will increase at the exercise date based on the Consumer Price Index for All Urban Consumers ("CPI-U"). Because the CPI-U at the exercise date is unknown, the increase is not included in the cash flows determining the lease liability. None of the Company's leases provide for residual value guarantees and none provide restrictions or covenants that would impact dividends or require incurring additional financial obligations.

The contracts in which the Company is lessee are with parties external to the Company and not related parties. The Company's lease right of use asset as of the dates and for the periods indicated is included in other assets and the lease liability is included in other liabilities. The following tables present information about leases:

	December 31, 2023		December 31, 2022	
Lease liability	$	1,127	$	1,444
Right-of-use asset	$	1,096	$	1,415
Weighted average remaining lease term (in years)		4.39		5.14
Weighted average discount rate		3.29 %		3.29%

	For the Year Ended December 31,			
	2023		2022	
Lease Expense				
Operating lease expense	$	364	$	331
Short-term lease expense		20		2
Total lease expense	$	384	$	333
Cash paid for amounts included in lease liabilities	$	382	$	331
Right-of-use assets obtained in exchange for operating lease liabilities commencing during the period	$	-	$	161

The following table presents a maturity schedule of undiscounted cash flows that contribute to the lease liability as of the dates indicated:

Undiscounted Cash Flow for the	As of December 31, 2023
Twelve months ending December 31, 2024	$ 346
Twelve months ending December 31, 2025	260
Twelve months ending December 31, 2026	211
Twelve months ending December 31, 2027	188
Twelve months ending December 31, 2028	190
Thereafter	16
Total undiscounted cash flows	$ 1,211
Less: discount	$ (84)
Lease liability	$ 1,127

Note 20: Stock Based Compensation

The Company's 2023 Stock Incentive Plan ("the Plan") was approved by shareholders at the annual shareholder's meeting on May 9, 2023. The Plan provides for the grant of various forms of stock-based compensation awards that may be settled in, or based upon the value of, the Company's common stock. The maximum number of shares available for issuance under the Plan is 120,000 shares. For further information on the Plan, refer to the Company's Proxy Statement filed with the SEC on March 10, 2023 and the Company's S-8 filed with the SEC on June 7, 2023.

Restricted Stock Awards

Under the Plan, part of the 2023 semi-annual retainer for non-employee directors was paid in restricted stock awards ("RSAs"). A summary of changes in the Company's nonvested RSAs under the Plan for the year ended December 31, 2023 follows:

	Year Ended December 31, 2023	
	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2023	-	$ -
Granted	4,095	30.73
Nonvested at December 31, 2023	4,095	$ 30.73

The RSAs vest on the one year anniversary of the grant date. The RSAs are fair valued on the grant date and expense recognized over the vesting period. Stock based compensation expense was $42 for the year ended December 31, 2023. As of December 31, 2023, expense of $84 related to the non-vested RSAs is expected to be recognized over the coming 11 months.

Note 21: Earnings Per Share

The factors used in the earnings per share computation for the periods indicated are presented below:

	For the Year Ended December 31,					
	2023			2022		
$ in thousands, except per share amounts	Net Income (Numerator)	Common Shares[1] (Denominator)	Per Share	Net Income (Numerator)	Common Shares[1] (Denominator)	Per Share
Basic earnings per share	$ 15,691	5,889,687	$ 2.66	$ 25,932	5,989,601	$ 4.33
Dilutive shares for restricted stock awards:		266			-	
Diluted earnings per share	$ 15,691	5,889,953	$ 2.66	$ 25,932	5,989,601	$ 4.33

(1) Weighted average outstanding

RSA grants are disregarded in the computation of diluted earnings per share if they are determined to be anti-dilutive. There were no anti-dilutive RSAs for the year ended December 31, 2023.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of National Bankshares, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of National Bankshares, Inc. and its subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income (loss), changes in stockholders' equity and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Adoption of New Accounting Standard

As discussed in Notes 1 and 5 to the financial statements, the Company changed its method of accounting for credit losses in 2023 due to the adoption of Accounting Standards Update 2016-13, *Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments*, including all related amendments.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses – Collectively Evaluated Loans

Description of the Matter

As described in Note 1 (Summary of Significant Accounting Policies) and Note 5 (Allowance for Credit Losses on Loans and Nonperforming Assets) to the consolidated financial statements, the Company changed its method of accounting for credit losses on January 1, 2023, due to the adoption of Accounting Standards Update 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, as amended. The allowance for credit losses on loans (ACLL) is a valuation allowance that represents management's best estimate of expected credit losses on loans measured at amortized cost considering available information, from internal and external sources, relevant to assessing collectability over the loans' contractual terms. Loans which share common risk characteristics are pooled and collectively evaluated by the Company using historical data, modified by peer data, as well as assessments of current conditions and reasonable and supportable forecasts of future conditions. The Company's ACLL related to collectively evaluated loans represented $8.5 million of the total recorded ACLL of $9.1 million as of December 31, 2023. The collectively evaluated ACLL consists of quantitative and qualitative components.

The Company uses a discounted cash flow method for all of its pools except for bankcards, which are measured using the historical loss rate adjusted for the forecast. These estimates consider large amounts of data in tabulating default, loss given default, and prepayment speeds and require complex calculations as well as management judgment in the selection of appropriate inputs.   In addition to the quantitative component, the collectively evaluated ACLL also includes a qualitative component which aggregates management's assessment of available information relevant to assessing collectability that is not captured in the quantitative loss estimation process. Factors considered by management in developing its qualitative estimates include: changes in lending policies; management experience; economic conditions; loans past due; competitive, legal and regulatory environment; and other loan characteristics. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

Management exercised significant judgment when estimating the ACLL on collectively evaluated loans. We identified the estimation of the collectively evaluated ACLL as a critical audit matter as auditing the collectively evaluated ACLL involved especially complex and subjective auditor judgment in evaluating management's assessment of the inherently subjective estimates.

The primary audit procedures we performed to address this critical audit matter included:
- Obtaining an understanding of the Company's process for determining its ACLL, including the underlying methodology and significant inputs to the calculation.
- Substantively testing management's process for measuring the collectively evaluated ACLL, including:
    - Evaluating the conceptual soundness, assumptions, and key data inputs of the Company's discounted cash flow methodology, including the identification of loan pools, the probability of default and loss given default rate inputs, and the prepayment/curtailment rate inputs for each pool.
    - Evaluating management's selection of forecasting inputs and testing the accuracy of management's incorporation of its forecasts in the collectively evaluated ACLL estimate.
    - Evaluating the completeness and accuracy of data inputs used as a basis for the qualitative factors.
    - Evaluating the qualitative factors for directional consistency in comparison to prior periods and for reasonableness in comparison to underlying supporting data.
    - Testing the mathematical accuracy of the ACLL for collectively evaluated loans including both the discounted cashflow and qualitative factor components of the calculations.

/s/ Yount, Hyde & Barbour, P.C.

We have served as the Company's auditor since 2000.

Winchester, Virginia
March 19, 2024

Item 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

The Company's management evaluated, with the participation of the Company's principal executive officer and principal financial officer, the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report. Based on that evaluation, the Company's principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective as of December 31, 2023 to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified by the Company's management, including the Company's principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

There were no changes in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) during the fourth quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Because of the inherent limitations in all control systems, the Company believes that no system of controls, no matter how well designed and operated, can provide absolute assurance that all control issues have been detected.

Internal Control Over Financial Reporting

Management's Report on Internal Control Over Financial Reporting

To the Stockholders of National Bankshares, Inc.:

Management is responsible for the preparation and fair presentation of the consolidated financial statements included in this annual report. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and reflect management's judgments and estimates concerning effects of events and transactions that are accounted for or disclosed.

Management is also responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting includes those policies and procedures that pertain to the Company's ability to record, process, summarize and report reliable financial data. Management recognizes that there are inherent limitations in the effectiveness of any internal control over financial reporting, including the possibility of human error and the circumvention or overriding of internal control. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control over financial reporting may vary over time.

In order to ensure that the Company's internal control over financial reporting is effective, management regularly assesses such controls and did so most recently for its financial reporting as of December 31, 2023. This assessment was based on criteria for effective internal control over financial reporting described in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations (COSO, 2013) of the Treadway Commission. Based on this assessment, management believes the Company maintained effective internal control over financial reporting as of December 31, 2023. This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management's report in its annual report.

The Board of Directors, acting through its Audit Committee, is responsible for the oversight of the Company's accounting policies, financial reporting and internal control. The Audit Committee of the Board of Directors is comprised entirely of outside directors who are independent of management. The Audit Committee is responsible for the appointment and compensation of the independent registered public accounting firm and approves decisions regarding the appointment or removal of the Company's internal auditors. It meets periodically with management, the independent registered public accounting firm and the internal auditors to ensure that they are carrying out their responsibilities. The Audit Committee is also responsible for performing an oversight role by reviewing and monitoring the financial, accounting and auditing procedures of the Company in addition to reviewing the Company's financial reports. The independent registered public accounting firm and the internal auditors have full and unlimited access to the Audit Committee, with or without management, to discuss the adequacy of internal control over financial reporting, and any other matter which they believe should be brought to the attention of the Audit Committee.

Item 9B. Other Information

(a) None.

(b) During the quarter ended December 31, 2023, no director or Section 16 officer of the Company adopted or terminated any Rule 10b5-1 trading arrangements or non-Rule 10b5-1 trading arrangements.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by Item 10 with respect to the directors of the Company and the Company's audit committee and the audit committee financial expert is incorporated herein by reference to the Company's definitive Proxy Statement for the 2024 Annual Meeting of Stockholders ("Proxy Statement") under the headings "Proposals 1&2 - Election of Directors" and "Corporate Governance Matters". The Proxy Statement will be filed within 120 days after the end of the Company's 2023 fiscal year. Information about the Company's executive officers required by this item is included in Part I, Item I of this Form 10-K under the heading "Executive Officers of the Company".

The information required by Item 10 with respect to applicable filing requirements under Section 16(a) of the Exchange Act is incorporated herein by reference to the information that appears under the heading "Stock Ownership of Directors and Executive Officers – Delinquent Section 16(a) Reports" in the Company's Proxy Statement.

The Company and each of its subsidiaries have adopted codes of ethics for directors, officers and employees, specifically including the Chief Executive Officer and Chief Financial Officer of the Company. These Codes of Ethics are available on the Company's web site at www.nationalbankshares.com. Any amendments to, or waivers of, these Code of Ethics applicable to our directors, executive officers, principal accounting officer or controller or persons performing similar functions, and required to be disclosed, will be posted on the Company's web site at www.nationalbankshares.com.

Item 11. Executive Compensation

The information required by Item 11 is incorporated herein by reference to the information that appears under the headings "Executive Compensation," "Compensation of Our Named Executive Officers" and "Corporate Governance Matters – Board Compensation" in the Company's Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Item 12 is incorporated herein by reference to the information that appears under the headings "Stock Ownership of Certain Beneficial Owners" and "Stock Ownership of Directors and Executive Officers" in the Company's Proxy Statement.

Equity Compensation Plan Table

The following table summarizes information, as of December 31, 2023, relating to the Company's 2023 Stock Incentive Plan, pursuant to which awards may be granted from time to time in the form of stock options, restricted stock, and restricted stock units. During 2023, the Company issued 4,095 restricted shares. As of December 31, 2023, there were no equity awards outstanding.

	Number of Shares To be Issued Upon Exercise Of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plan
Equity compensation plans approved by shareholders	—	$ —	115,905
Equity compensation plans not approved by shareholders	—	—	—
Total	—	$ —	115,905

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by Item 13 is incorporated herein by reference to the information that appears under the headings "Corporate Governance Matters," "Directors Independence; Certain Transactions with Officers and Directors" and "Proposals 1&2 - Election of Directors" in the Company's Proxy Statement.

Item 14. Principal Accountant Fees and Services

The information required by Item 14 is incorporated herein by reference to the information that appears under the heading "Principal Accounting Fees and Services" in the Company's Proxy Statement.

Part IV

Item 15. Exhibit and Financial Statement Schedules

(a) (1) Financial Statements

The following consolidated financial statements of National Bankshares, Inc. are included in Item 8:

Reports of Independent Registered Public Accounting Firm (Yount, Hyde & Barbour, P.C., Winchester, VA, U.S. PCAOB Auditor Firm I.D.: 613)
Consolidated Balance Sheets – As of December 31, 2023 and 2022
Consolidated Statements of Income – Years ended December 31, 2023 and 2022
Consolidated Statements of Comprehensive Income (Loss) – Years ended December 31, 2023 and 2022
Consolidated Statements of Changes in Stockholders' Equity – Years ended December 31, 2023 and 2022
Consolidated Statements of Cash Flows – Years ended December 31, 2023 and 2022
Notes to Consolidated Financial Statements

(a) (2) Financial Statement Schedules

Certain schedules to the consolidated financial statements have been omitted if they were not required by Article 9 of Regulation S-X or if, under the related instructions, they were inapplicable, or if the information is contained elsewhere in this Form 10-K.

(a) (3) Exhibits

A list of the exhibits filed or incorporated in this Form 10-K by reference is as follows:

Exhibit No.	Description	
2(i)	Agreement and Plan of Merger, dated as of January 23, 2024, by and among National Bankshares, Inc., The National Bank of Blacksburg and Frontier Community Bank	(incorporated herein by reference to Exhibit 2.1 of the Form 8-K filed on January 24, 2024)
3(i)	Amended and Restated Articles of Incorporation of National Bankshares, Inc.	(incorporated herein by reference to Exhibit 3.1 of the Form 8-K filed on March 16, 2006)
3(ii)	Amended and Restated Bylaws of National Bankshares, Inc.	(incorporated herein by reference to Exhibit 3.2 of the Form 8-K filed on January 24, 2024)
4(i)	Specimen copy of certificate for National Bankshares, Inc. common stock	(incorporated herein by reference to Exhibit 4(a) of the Annual Report on Form 10-K for fiscal year ended December 31, 1993)
+4(ii)	Description of National Bankshares, Inc.'s Securities	Filed herewith
*10(i)	Employee Lease Agreement dated August 14, 2002, between National Bankshares, Inc. and The National Bank of Blacksburg	(incorporated herein by reference to Exhibit 10 of Form 10-Q for the period ended September 30, 2002)
*10(ii)	Executive Employment Agreement dated March 11, 2015, between National Bankshares, Inc. and F. Brad Denardo	(incorporated herein by reference to Exhibit 10.2 of the Form 8-K filed on March 11, 2015)
*10(iii)	Executive Employment Agreement, dated October 11, 2023, by and between National Bankshares Inc. and Lara E. Ramsey	(incorporated herein by reference to Exhibit 10.1 of the Form 8-K filed on October 11, 2023)

(continued)

*10(iv)	Executive Employment Agreement, dated October 11, 2023, by and between National Bankshares Inc. and Lora M. Jones	(incorporated herein by reference to Exhibit 10.2 of the Form 8-K filed on October 11, 2023)
*10(v)	Executive Employment Agreement, dated October 11, 2023, by and between National Bankshares Inc. and The National Bank of Blacksburg, and Bobby D. Sanders, II	(incorporated herein by reference to Exhibit 10.3 of the Form 8-K filed on October 11, 2023)
*10(vi)	Salary Continuation Agreement dated February 8, 2006, between The National Bank of Blacksburg and F. Brad Denardo	(incorporated herein by reference to Exhibit 99 of the Form 8-K filed on February 8, 2006)
*10(vii)	First Amendment, dated December 19, 2007, to The National Bank of Blacksburg Salary Continuation Agreement for F. Brad Denardo	(incorporated herein by reference to Exhibit 10 of the Form 8-K filed on December 19, 2007)
*10(viii)	Second Amendment, dated June 12, 2008, to The National Bank of Blacksburg Salary Continuation Agreement for F. Brad Denardo	(incorporated herein by reference to Exhibit 10 of the Form 8-K filed on June 12, 2008)
*10(ix)	Third Amendment, dated December 17, 2008, to The National Bank of Blacksburg Salary Continuation Agreement for F. Brad Denardo	(incorporated herein by reference to Exhibit 10(iii) of the Annual Report on Form 10-K for fiscal year ended December 31, 2008)
*10(x)	Second Salary Continuation Agreement dated June 26, 2016 between The National Bank of Blacksburg and F. Brad Denardo	(incorporated herein by reference to Exhibit 10.1 of the Form 8-K filed on July 20, 2016)
*10(xi)	Salary Continuation Agreement dated February 8, 2006, between The National Bank of Blacksburg and David K. Skeens	(incorporated herein by reference to Exhibit 10.2 of the Form 8-K filed on January 25, 2012)
*10(xii)	First Amendment, dated December 19, 2007, to The National Bank of Blacksburg Salary Continuation Agreement for David K. Skeens	(incorporated herein by reference to Exhibit 10.2 of the Form 8-K filed on January 25, 2012)
*10(xiii)	Second Amendment, dated December 17, 2008, to The National Bank of Blacksburg Salary Continuation Agreement for David K. Skeens	(incorporated herein by reference to Exhibit 10.2 of the Form 8-K filed on January 25, 2012)
*10(xiv)	Third Amendment, dated January 20, 2012, to The National Bank of Blacksburg Salary Continuation Agreement for David K. Skeens	(incorporated herein by reference to Exhibit 10.2 of the Form 8-K filed on January 25, 2012)
*10(xv)	Fourth Amendment, dated August 16, 2021, to National Bankshares, Inc. Salary Continuation Agreement for David K. Skeens	(incorporated herein by reference to Exhibit 10.1 of the Form 8-K filed on August 20, 2021)
*10(xvi)	Salary Continuation Agreement dated February 8, 2006 between The National Bankshares, Inc. and Lara E. Ramsey	(incorporated herein by reference to Exhibit 10.1 of the Form 8-K filed on March 6, 2017)
*10(xvii)	First Amendment, dated December 19, 2007, to National Bankshares, Inc. Salary Continuation Agreement for Lara E. Ramsey	(incorporated herein by reference to Exhibit 10.1 of the Form 8-K filed on March 6, 2017)
*10(xviii)	Second Amendment, dated December 17, 2008, to National Bankshares, Inc. Salary Continuation Agreement for Lara E. Ramsey	(incorporated herein by reference to Exhibit 10.1 of the Form 8-K filed on March 6, 2017)
*10(xix)	Third Amendment, dated June 22, 2016, to National Bankshares, Inc. Salary Continuation Agreement for Lara E. Ramsey	(incorporated herein by reference to Exhibit 10.1 of the Form 8-K filed on March 6, 2017)
*10(xx)	Fourth Amendment, dated August 16, 2021, to National Bankshares, Inc. Salary Continuation Agreement for Lara E. Ramsey	(incorporated herein by reference to Exhibit 10.3 of the Form 8-K filed on August 20, 2021)
*10(xxi)	Salary Continuation Agreement dated May 24, 2013 between The National Bank of Blacksburg and Paul A. Mylum	(incorporated herein by reference to Exhibit 10.1 of the Form 8-K filed on March 8, 2018)
*10(xxii)	First Amendment, dated August 16, 2021, to National Bankshares, Inc. Salary Continuation Agreement for Paul A. Mylum	(incorporated herein by reference to Exhibit 10.2 of the Form 8-K filed on August 20, 2021)
*10(xxiii)	National Bankshares, Inc. 2023 Stock Incentive Plan	(incorporated by reference to Appendix A of the Proxy Statement for the Annual Meeting of Shareholders held on May 9, 2023, filed on March 24, 2023)

(continued)

+21	Subsidiaries of the Registrant	Filed herewith
+23	Consent of Yount, Hyde & Barbour, P.C.	Filed herewith
+31(i)	Section 302 Certification of Chief Executive Officer	Filed herewith
+31(ii)	Section 302 Certification of Chief Financial Officer	Filed herewith
+32(i)	18 U.S.C. Section 1350 Certification of Chief Executive Officer	Filed herewith
+32(ii)	18 U.S.C. Section 1350 Certification of Chief Financial Officer	Filed herewith
+97.1	National Bankshares, Inc. Clawback Policy	Filed herewith
+101	The following materials from National Bankshares, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2023, formatted in iXBRL (Inline Extensible Business Reporting Language), furnished herewith: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Income, (iii) Consolidated Statements of Comprehensive Income (Loss), (iv) Consolidated Statements of Changes in Stockholders' Equity, (v) Consolidated Statements of Cash Flows, and (vi) Notes to Consolidated Financial Statements.	Filed herewith
104	Cover Page Interactive Data File (formatted in inline XBRL and contained in Exhibit 101)	Filed herewith

*Indicates a management contract or compensatory plan or arrangement.
+Filed with this Annual Report on Form 10-K.

Item 16. Form 10-K Summary

Not applicable.

<h1 style="text-align:center">Signatures</h1>

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL BANKSHARES, INC.

By: /s/ F. BRAD DENARDO
F. Brad Denardo
Chairman, President and Chief Executive Officer
(Principal Executive Officer)

Date: March 19, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

	Date	Title
/s/ LAWRENCE J. BALL Lawrence J. Ball	March 19, 2024	Director
/s/ F. BRAD DENARDO F. Brad Denardo	March 19, 2024	Chairman, President and CEO, National Bankshares, Inc. (Principal Executive Officer) Director
/s/ JOHN E. DOOLEY John E. Dooley	March 19, 2024	Director
/s/ MICHAEL E. DYE Michael E. Dye	March 19, 2024	Director
/s/ NORMAN V. FITZWATER, III Norman V. Fitzwater, III	March 19, 2024	Director
/s/ CHARLES E. GREEN, III Charles. E. Green, III	March 19, 2024	Director
/s/ MILDRED R. JOHNSON Mildred R. Johnson	March 19, 2024	Director
/s/ LORA M. JONES Lora M. Jones	March 19, 2024	Treasurer and CFO, National Bankshares, Inc. (Principal Financial Officer) (Principal Accounting Officer)
/s/ MARY G. MILLER Mary G. Miller	March 19, 2024	Director

(<i>continued</i>)

/s/ WILLIAM A. PEERY	March 19, 2024	Director
William A. Peery		
/s/ LARA E. RAMSEY	March 19, 2024	Corporate Secretary
Lara E. Ramsey		Director
/s/ GLENN P. REYNOLDS	March 19, 2024	Director
Glenn P. Reynolds		
/s/ JAMES C. THOMPSON	March 19, 2024	Director
James C. Thompson		

Exhibit 4(ii)

DESCRIPTION OF NATIONAL BANKSHARES, INC.'S SECURITIES

The common stock of National Bankshares, Inc. ("NBI") is the only class of NBI's securities registered under Section 12 of the Securities Exchange Act of 1934. The following summary description of the material features of the common stock of NBI does not purport to be complete and is subject to, and qualified in its entirety by reference to, NBI's articles of incorporation and bylaws, each as amended. For more information, refer to NBI's articles of incorporation and bylaws and any applicable provisions of relevant law, including the Virginia Stock Corporation Act and federal laws governing banks and bank holding companies.

General

NBI is authorized to issue 10,000,000 shares of common stock, par value $1.25 per share. Each share of NBI common stock has the same relative rights as, and is identical in all respects to, each other share of its common stock. NBI's common stock is listed on the Nasdaq Capital Market under the symbol "NKSH." The transfer agent for NBI's common stock is Computershare, Inc., 150 Royall Street, Suite 101, Canton, Massachusetts 02021.

Dividends

NBI's shareholders are entitled to receive dividends or distributions that its board of directors may declare out of funds legally available for those payments. The payment of distributions by NBI is subject to the restrictions of Virginia law applicable to the declaration of distributions by a corporation. A Virginia corporation generally may not authorize and make distributions if, after giving effect to the distribution, it would be unable to meet its debts as they become due in the usual course of business or if the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if it were dissolved at that time, to satisfy the preferential rights of shareholders whose rights are superior to the rights of those receiving the distribution. In addition, the payment of distributions to shareholders is subject to any prior rights of outstanding preferred stock.

As a bank holding company, NBI's ability to pay dividends is affected by the ability of the National Bank of Blacksburg ("National Bank"), its bank subsidiary, to pay dividends to the holding company. The ability of National Bank, as well as NBI, to pay dividends is influenced by bank regulatory requirements and capital guidelines.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of NBI, the holders of shares of its common stock will be entitled to receive, after payment of all debts and liabilities of NBI and after satisfaction of all liquidation preferences applicable to any preferred stock, all remaining assets of NBI available for distribution in cash or in kind.

Voting Rights

The holders of NBI common stock are entitled to one vote per share and, in general, a majority of votes cast with respect to a matter is sufficient to authorize action upon routine matters. Directors are elected by a plurality of the votes cast, and shareholders do not have the right to accumulate their votes in the election of directors.

Classes of Directors

NBI's board of directors is divided into three classes, apportioned as evenly as possible, with directors serving staggered three-year terms.

No Preemptive Rights; Redemption and Assessment

Holders of shares of NBI common stock are not entitled to preemptive rights with respect to any shares that may be issued. NBI common stock is not subject to redemption or any sinking fund and the outstanding shares are fully paid and nonassessable.

Preferred Stock

NBI's board of directors is empowered to authorize the issuance of shares of preferred stock, in one or more series, at such times, for such purposes and for such consideration as it may deem advisable without shareholder approval. NBI's board may fix and determine the relative rights, preferences, privileges and limitations of the shares of any series, including dividend rights and dividend rates, voting rights, liquidation price, redemption rights and redemption prices, sinking fund requirements and conversion rights. Each series of preferred stock will rank on a parity as to dividends and assets with all other series according to the respective dividend rates and amounts attributable upon voluntary or involuntary liquidation, dissolution or winding up of NBI fixed for each series and without preference or priority of any series over any other series. All shares of preferred stock will rank, with respect to dividends and liquidation rights, senior to the common stock. The creation and issuance of any class or series of preferred stock, and the relative rights, designations and preferences of such class or series, if and when established, will depend upon, among other things, the future capital needs of NBI, then existing market conditions and other factors that, in the judgment of NBI's board, might warrant the issuance of preferred stock.

Certain Anti-Takeover Provisions of NBI's Articles and Bylaws and Virginia Law

Certain provisions of NBI's articles of incorporation and bylaws contain provisions that may have the effect of discouraging, delaying, or preventing a change in control of NBI by means of a tender offer, a proxy fight, open market purchases of shares of its common stock, or otherwise in a transaction not approved by NBI's board of directors. These provisions are designed to reduce, or have the effect of reducing, NBI's vulnerability to coercive takeover practices and inadequate takeover bids. However, the existence of these provisions could prevent NBI shareholders from receiving a premium over the then prevailing market price of NBI common stock or a transaction that may otherwise be in the best interest of NBI shareholders. In addition, these provisions make it more difficult for NBI shareholders, should they choose to do so, to remove NBI's board of directors or management. These provisions include the following:

Authorized Preferred Stock. NBI's articles of incorporation authorize NBI's board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the rights, preferences and other terms of such series. Under this authority, NBI's board could create and issue a series of preferred stock with rights, preferences or restrictions that have the effect of discriminating against an existing or prospective holder of NBI's common stock as a result of such holder beneficially owning or commencing a tender offer for a substantial amount of common stock. One of the effects of authorized but unissued and unreserved shares of preferred stock may be to render it more difficult for, or to discourage an attempt by, a potential acquirer to obtain control of NBI by means of a merger, tender offer, proxy contest, or otherwise, and thereby protect the continuity of NBI's management.

Classified Board of Directors. NBI's articles of incorporation and bylaws divide its board of directors into three classes, apportioned as evenly as possible, with directors serving staggered three-year terms. As a result, at least two annual meetings of shareholders may be required for the shareholders to replace a majority of NBI's directors, subject to the shareholders' ability to remove directors with or without cause by vote of the holders of a majority of NBI's outstanding common shares. The classification of NBI's board makes it more difficult and time consuming to gain control of the board.

Board Vacancies. Virginia law and NBI's articles of incorporation and bylaws provide that any vacancy occurring on NBI's board may be filled by the remaining members of the board. These provisions may discourage, delay, or prevent a third party from voting to remove incumbent directors and simultaneously gaining control of NBI's board by filling the vacancies created by that removal with its own nominees.

Supermajority Voting Provisions. NBI's articles of incorporation require the approval of the holders of at least 80% of each class of NBI's outstanding voting stock for certain mergers and other business combinations involving NBI and beneficial owners of 5% or more of NBI's outstanding capital stock entitled to vote for the election of directors (a "significant shareholder"), unless (i) the proposed business combination has been approved by a majority of the members of the board of directors who are not affiliated with the significant shareholder and who were directors before the corporation, person or entity became a significant shareholder, or (ii) certain conditions regarding the nature and amount of consideration to be received in the proposed business combination by holders of NBI's capital stock have been satisfied. If such an action does not involve a significant shareholder, it must be approved by the affirmative vote of the holders of more than two-thirds of the outstanding capital stock of NBI entitled to vote on the transaction. The affirmative vote of the holders of at least 80% of each class of NBI's outstanding voting stock is required to amend such provision or to adopt any provision inconsistent with such requirement.

No Cumulative Voting. NBI's articles of incorporation do not provide for cumulative voting for any purpose. The absence of cumulative voting may afford anti-takeover protection by making it more difficult for NBI's shareholders to elect nominees opposed by the board of directors.

Inability of Shareholders to Call Special Meetings. Pursuant to NBI's bylaws, special meetings of shareholders may only be called by NBI's chairman of the board of directors, the president or by a majority of the board of directors. As a result, shareholders are not able to act on matters other than at annual shareholders meetings unless they are able to persuade NBI's chairman of the board of directors, the president or a majority of directors to call a special meeting.

Advance Notification Requirements. NBI's bylaws establish advance notice procedures with respect to the raising of business or the nomination of persons for election as directors at an annual shareholders meeting, other than business presented or nominations made by or at the direction of NBI's board. Pursuant to NBI's bylaws, a shareholder must give timely notice in writing not less than 60 days nor more than 90 days prior to the meeting; provided, however, in the event that less than 70 days' notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder to be timely must be so received not later than the close of business on the tenth day following the day on which public announcement of the date of such meeting is first made. The bylaws further condition the presentation of shareholder nominations for director or proposals for business on compliance with a number of conditions. In addition, a shareholder must also comply with applicable rules of the Securities and Exchange Commission in order for his or her shareholder proposal to be included in NBI's proxy statement relating to the annual meeting.

Virginia Anti-takeover Statutes. Virginia has two antitakeover statutes: the Affiliated Transactions Statute and the Control Share Acquisitions Statute.

Affiliated Transactions Statute. Under the Affiliated Transactions Statute, an affiliated transaction generally is defined as any of the following transactions: (i) a merger, a share exchange, material dispositions of corporate assets not in the ordinary course of business to or with an interested shareholder (defined as any holder of more than 10% of any class of outstanding voting shares), or any material guarantee of any indebtedness of any interested shareholder; (ii) certain sales or other dispositions of the corporation's voting shares or any of the corporation's subsidiaries having an aggregate fair market value greater than 5% of the aggregate fair market value of all outstanding voting shares; (iii) any dissolution of the corporation proposed by or on behalf of an interested shareholder; or (iv) any reclassification, including reverse stock splits, or recapitalization that increases the percentage of outstanding voting shares owned beneficially by any interested shareholder by more than 5%.

In general, these provisions prohibit a Virginia corporation from engaging in affiliated transactions with an interested shareholder for a period of three years following the date that such person became an interested shareholder unless: (i) the board of directors of the corporation and the holders of two-thirds of the voting shares, other than the shares beneficially owned by the interested shareholder, approve the affiliated transaction; or (ii) before the date the person became an interested shareholder, the board of directors approved the transaction that resulted in the shareholder becoming an interested shareholder.

After three years, any such transaction must be at a "fair price," as statutorily defined, or must be approved by the holders of two-thirds of the voting shares, other than the shares beneficially owned by the interested shareholder.

The shareholders of a Virginia corporation may adopt an amendment to the corporation's articles of incorporation or bylaws opting out of the Affiliated Transactions Statute. NBI's articles of incorporation and bylaws do not contain a provision opting out of the Affiliated Transactions Statute.

Control Share Acquisitions Statute. Virginia law also contains provisions relating to control share acquisitions, which are transactions causing the voting strength of any person acquiring beneficial ownership of shares of a Virginia public corporation to meet or exceed certain threshold percentages (20%, 33 1/3% or 50%) of the total votes entitled to be cast for the election of directors. Shares acquired in a control share acquisition have no voting rights unless: (i) the voting rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation; or (ii) the articles of incorporation or bylaws of the corporation provide that these Virginia law provisions do not apply to acquisitions of its shares.

The acquiring person may require that a special meeting of the shareholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition.

Under Virginia law, a corporation's articles of incorporation or bylaws may contain a provision opting out of the Control Share Acquisitions Statute. NBI's articles of incorporation and bylaws do not contain a provision opting out of the Control Share Acquisitions Statute.

Exhibit 21

Subsidiaries of the Registrant

Registrant: National Bankshares Inc.
Incorporated under the laws of the Commonwealth of Virginia

<u>Subsidiaries of National Bankshares Inc.:</u>

The National Bank of Blacksburg
Chartered under the laws of the United States

National Bankshares Financial Services, Inc.
Incorporated under the laws of the Commonwealth of Virginia

NB Operating, Inc.
Incorporated under the laws of the Commonwealth of Virginia



CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-272491 on Form S-8 of National Bankshares, Inc. of our report dated March 19, 2024, relating to the audit of the consolidated financial statements appearing in the Annual Report on Form 10-K of National Bankshares, Inc. for the year ended December 31, 2023.

/s/ Yount, Hyde & Barbour, P.C.

Winchester, Virginia
March 19, 2024

Exhibit 31(i)

CERTIFICATIONS

I, F. Brad Denardo, President and Chief Executive Officer of National Bankshares, Inc., certify that:

1. I have reviewed this annual report on Form 10-K of National Bankshares, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the consolidated financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a – 15 (e) and 15d – 15 (e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a – 15(f) and 15d – 15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 19, 2024

/s/ F. BRAD DENARDO
F. Brad Denardo
Chairman, President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 31(ii)

<u>CERTIFICATIONS</u>

I, Lora M. Jones, Treasurer and Chief Financial Officer of National Bankshares, Inc., certify that:

1. I have reviewed this annual report on Form 10-K of National Bankshares, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the consolidated financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a – 15 (e) and 15d – 15 (e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a – 15(f) and 15d – 15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purpose in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 19, 2024

/s/ LORA M. JONES
Lora M. Jones
Treasurer and
Chief Financial Officer
(Principal Financial Officer)

Exhibit 32(i)

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the Annual Report on Form 10-K of National Bankshares, Inc. for the year ended December 31, 2023, I, F. Brad Denardo, President and Chief Executive Officer of National Bankshares, Inc., hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge and belief that:

(1) such Form 10-K for the year ended December 31, 2023, fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in such Form 10-K for the year ended December 31, 2023, fairly presents in all material respects, the financial condition and results of operations of National Bankshares, Inc.

Dated: March 19, 2024

/s/ F. BRAD DENARDO
F. Brad Denardo
Chairman, President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 32(ii)

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the Annual Report on Form 10-K of National Bankshares, Inc. for the year ended December 31, 2023, I, Lora M. Jones, Treasurer and Chief Financial Officer of National Bankshares, Inc., hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge and belief that:

(1) such Form 10-K for the year ended December 31, 2023, fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in such Form 10-K for the year ended December 31, 2023, fairly presents in all material respects, the financial condition and results of operations of National Bankshares, Inc.

Dated: March 19, 2024

/s/ LORA M. JONES
Lora M. Jones
Treasurer and
Chief Financial Officer
(Principal Financial Officer)

NATIONAL BANKSHARES, INC.
CLAWBACK POLICY

Introduction

The Board of Directors (the "Board") of National Bankshares, Inc. (the "Company") believes that it is in the best interests of the Company and its shareholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company's pay-for-performance compensation philosophy. The Board has therefore adopted this policy which provides for the recoupment of certain executive compensation in certain events (the "Policy"). This Policy is designed to comply with Rule 10D-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the listing standards of the Nasdaq Stock Market.

Administration

This Policy shall be administered by the Board or, if so designated by the Board, the Compensation Committee, in which case references herein to the Board shall be deemed references to the Compensation Committee. Any determinations made by the Board shall be final and binding on all affected individuals.

Covered Executives

This Policy applies to the Company's current and former executive officers (within the meaning of Rule 10D-1 under the Exchange Act and the listing standards of the Nasdaq Stock Market) ("Covered Executives").

This Policy applies to Incentive Compensation (as defined below) received by a Covered Executive (a) after beginning services as a Covered Executive; (b) who served as a Covered Executive at any time during the performance period for such Incentive Compensation; and (c) while the Company had a listed class of securities on a national securities exchange.

Recoupment; Accounting Restatement

In the event the Company is required to prepare an accounting restatement of its financial statements due to the Company's material noncompliance with any financial reporting requirement under the securities laws, the Board will reasonably promptly require recoupment of any erroneously awarded Incentive Compensation received by any Covered Executive during the three completed fiscal years immediately preceding the date on which the Company is required to prepare an accounting restatement and such additional periods as may be required under Rule 10D-1 under the Exchange Act or the listing standards of the Nasdaq Stock Market. Recoupment under this Policy will be required on a "no fault" basis, without regard to whether any misconduct occurred or a Covered Executive's responsibility for the erroneous financial statements.

For purposes of this Policy, an "accounting restatement" includes any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

Incentive Compensation

For purposes of this Policy, Incentive Compensation means incentive-based compensation (within the meaning of Rule 10D-1 under the Exchange Act and the listing standards of the Nasdaq Stock Market), including, without limitation, any of the following (provided that such compensation is granted, earned or vested based wholly or in part on the attainment of one or more financial reporting measures):

- Cash bonuses;
- Other short- and long-term cash awards;
- Stock options;
- Restricted stock;
- Restricted stock units;
- Performance stock units;
- Stock appreciation rights; and
- Other stock-based awards.

Financial reporting measures include any measure that is determined and presented in accordance with the accounting principles used in preparing the Company's financial statements, or any measure derived wholly or in part from such measures (including non-GAAP financial measures), or the Company's stock price or total shareholder return.

Excess Incentive Compensation: Amount Subject to Recovery

The amount of erroneously awarded compensation to be recovered will be the excess of the Incentive Compensation received by the Covered Executive based on the erroneous data over the Incentive Compensation that would have been received by the Covered Executive had it been based on the restated amounts, computed without regard to any taxes paid, as determined by the Board.

If the Board cannot determine the amount of excess Incentive Compensation received by the Covered Executive directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement.

For purposes of this Policy, Incentive Compensation will be deemed to be received in the fiscal period during which the financial reporting measure specified the applicable Incentive Compensation award is attained, even if the payment or grant occurs after the end of that period.

Method of Recoupment

The Board will determine, in its sole discretion, the method for recouping Incentive Compensation hereunder, which may include, without limitation:

- requiring reimbursement of cash Incentive Compensation previously paid;
- seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;
- offsetting (at the time such compensation would otherwise be payable, to the extent required for compliance with Internal Revenue Code section 409A ("409A")) the recouped amount from any compensation otherwise owed or payable by the Company to the Covered Executive;
- withholding future incentive compensation awards and equity awards;
- cancelling (at a time permissible under 409A, if applicable) outstanding vested or unvested equity awards; and/or
- taking any other remedial and recovery action permitted by law, as determined by the Board.

Reporting and Disclosure

The Company shall file all public disclosures with respect to this Policy required by applicable federal securities laws or the listing standards of the Nasdaq Stock Market or that the Board determines to be in the best interests of the Company's shareholders.

No Indemnification

The Company shall not indemnify any Covered Executives against the loss of any erroneously awarded Incentive Compensation.

Interpretation

The Board is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Rule 10D-1 under the Exchange Act and the listing standards of the Nasdaq Stock Market or other national securities exchange on which the Company's securities are then listed.

Effective Date

This Policy shall be effective as of October 2, 2023 (the "Effective Date") and shall apply to Incentive Compensation that is received by Covered Executives on or after the Effective Date, even if such Incentive Compensation was granted, awarded, earned or paid to a Covered Executive prior to the Effective Date or was made pursuant to the terms of an employment agreement, award agreement or other compensation plan, program or arrangement existing on or prior to the Effective Date.

Amendment; Termination

The Board may amend or terminate this Policy from time to time in its discretion; provided, however, that no amendment or termination of this Policy shall be effective if such amendment or termination (taking into account any other actions taken contemporaneously by the Company) would cause the Company to violate applicable federal securities laws or the listing standards of the Nasdaq Stock Market.

Other Recoupment Rights

The Board intends that this Policy will be applied to the fullest extent of the law. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company by law or pursuant to the terms of any compensation plan or arrangement, employment agreement, award agreement, or similar agreement.

Impracticability

The Board shall recover any excess Incentive Compensation in accordance with this Policy unless such recovery would be impracticable, as determined by the Compensation Committee in accordance with Rule 10D-1 under the Exchange Act and the listing standards of the Nasdaq Stock Market.

Successors

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

Acknowledgment

Each Covered Executive shall sign and return to the Company, within 30 calendar days following the later of (i) the effective date of this Policy set forth above or (ii) the date the individual becomes a Covered Executive, the Acknowledgement Form attached hereto as Exhibit A, pursuant to which the Covered Executive agrees to be bound by, and to comply with, the terms and conditions of this Policy.

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National Bankshares, Inc. | Nasdaq: NKSH
101 Hubbard Street
Blacksburg, Virginia 24060
nationalbankshares.com